Mesoblast Limited
Annual Report 2007



mesoblast
the adult stem cell company

Contents

mesoblast
investor update

82-34929

Mesoblast emerges as a global leader in regenerative medicine

The exciting new field of regenerative medicine offers the promise of halting or reversing major diseases for which conventional drug therapies have either failed or been found severely wanting. In particular, orthopaedic and cardiovascular diseases represent areas of major unmet clinical need throughout the western world where regenerative therapies, and specifically stem cells, may make dramatic inroads.

At Mesoblast, we believe that the key to developing novel regenerative treatments for orthopaedic and cardiovascular diseases can be found in a very rare type of adult cell which is present in all of us throughout our bodies, and is termed a mesenchymal precursor cell (MPC). We are very encouraged by a whole series of trial results generated by both Mesoblast and our sister company in the United States, Angioblast Systems Inc., which have shown that the patented MPC technology has now advanced into a mature stage of clinical development.

Consequently, we are confident of the near-term potential for MPCs to generate a whole range of new treatment modalities capable of repairing bones, cartilage, blood vessels, heart muscle, and other tissues which have deteriorated because of age, disease, or lifestyle.

Point of Differentiation: The Allogeneic Business Model

Mesoblast's core patented technology enables isolation of a unique and highly potent type of adult stem cells which can be derived from a single donor, expanded in culture into very large numbers, and used in many patients without the risk of rejection.

The ability of MPCs to escape immune rejection forms the basis of a business model akin to a pharmaceutical drug, with low costs of goods and high margins. Since listing on the Australian Stock Exchange in December 2004, Mesoblast, and Angioblast in the US, have worked tirelessly to demonstrate the validity and robustness of this business model.

The conclusion from a wide range of preclinical trials in orthopaedic and cardiovascular disease models performed over the past two and a half years is that MPCs derived from a single donor can be used to generate safe and highly effective "off-the-shelf" products for use in thousands of unrelated recipients without the risk of rejection. The results of these preclinical trials have been positively reviewed by the United States Food and Drug Administration (FDA).

Obtaining FDA clearance within 30 days of filing each of two Investigational New Drug (IND) submissions to begin Phase 2 trials using allogeneic MPCs, attests to the robustness of the preclinical and manufacturing results and underscores the rationale of the allogeneic business model.

Both companies have now embarked on Phase 2 clinical trials to validate the allogeneic business model in humans. While Mesoblast concentrates on developing stem cell therapies for orthopaedic applications – a franchise of regenerative products for spine disease, long bone fractures and disorders of cartilage, such as osteoarthritis - our significant equity investment in Angioblast means that Mesoblast shareholders can simultaneously access additional market opportunities in cardiovascular diseases, which are at least as large as the orthopaedic markets.

Both Mesoblast and Angioblast are confident that the preclinical success of the shared allogeneic MPC platform technology will be translated into commercial success by developing "off the shelf" products that will be highly effective in large, pivotal clinical trials.

Being able to immediately provide patients with large numbers of uniform, reproducible, effective, and potentially life-saving stem cells at hospitals and treatment centres means that potentially thousands of patients could benefit from the cells of a single universal donor.

Orthopaedic Applications

Based on solid experimental evidence that Mesoblast's proprietary adult stem cells can generate new bone and cartilage tissues, the company remains firmly focused on the commercialisation of its proprietary technology for orthopaedic indications.

Mesoblast's lead clinical products have focused on indications for bone repair, such as long bone fractures and spinal fusion, while our product pipeline is concentrating on new products for cartilage indications, such as rebuilding degenerating intervertebral discs and repairing or protecting cartilage degeneration in the knee and other joints affected with osteoarthritis.

Bone Repair and Regeneration

Long Bone Fracture Repair Trial - The Royal Melbourne Hospital

Mesoblast is developing a proprietary stem cell product for repair of long bone fractures. By having an "off-the-shelf" stem cell therapy for fracture repair, Mesoblast will be able to provide a regenerative product that surgeons can use as soon as a patient is first brought to a trauma facility with a fracture needing intervention.

The immediate availability of a stem cell therapy for bone repair has great implications for accelerating the healing of sporting injuries as well as preventing deformities and long-term complications following road and other trauma.

Mesoblast's bone repair product will be used together with a bone filler material, and will be applied by surgeons either in an open procedure if the fracture is very large or by direct injection through the skin if the fracture is smaller.

The company has been testing its proprietary stem cell therapy in a Pilot Clinical Trial at The Royal Melbourne Hospital in patients suffering from non-healing, long bone fractures.

Interim results indicated strong bone regeneration and fracture union in every one of the first five patients implanted with Mesoblast's proprietary cells. The success of the stem cell therapy in these patients eliminated the need for a second operation to harvest bone from their hips. There have been no reported cell-related adverse events.

A detailed update on the effectiveness of the stem cell therapy and the outcome in all patients in the trial will be made in due course. The extremely encouraging interim results, together with earlier preclinical trial results, strongly support Mesoblast's plan to advance the long bone repair program into Phase 2 clinical trials under the umbrella of an IND submission to the US FDA. We expect this submission to be filed during Q1 2008.

Phase 2 Spinal Fusion Trial - United States

A second major application of Mesoblast's bone regenerating stem cell technology is for induction of spinal fusion in end-stage intervertebral disc disease, a major orthopaedic market. Over 300,000 spinal fusion procedures are performed in the United States alone each year, with the number expected to grow to over 500,000 by 2009. Current fusion therapies use bone harvested from a patient's own hip (termed autograft), that requires a second surgical procedure which frequently results in long-term complications such as chronic pain and infection.

Mesoblast's preclinical trials conducted at Colorado State University showed that the company's allogeneic, or "off-the-shelf", cells were equal to, or even more, robust in creating bony spinal fusion around the disc site than autograft hip bone.

On the basis of these and other exceptional preclinical, manufacturing and safety studies, Mesoblast received rapid clearance from the US FDA for its IND submission to commence a Phase 2 clinical trial of its NeoFuse™ allogeneic adult stem cell product for spinal fusion.

The Phase 2 trial investigating the treatment of degenerative intervertebral disc disease is based at New York's Hospital for Special Surgery, a leading global orthopaedic, rheumatologic and rehabilitation speciality hospital. The trial team is being led by Dr Joseph Lane, who is Professor of Orthopaedic Surgery and Assistant Dean at Weill Medical College at Cornell University. Interim data from this trial is expected to be provided by the company during Q1 2008.

Cartilage Repair and Regeneration

Rebuilding the Intervertebral Disc

Low back pain is present in 15-25% of the general population, and affects 70-90% of people at some stage in their lifetime, most often due to a degenerating intervertebral disc.

While spinal fusion remains the therapeutic goal for end-stage disc degeneration, a less invasive approach would be preferable to address the needs of the much larger population with early-stage disc disease.

To address this major market opportunity, Mesoblast is developing an allogeneic or "off the shelf" adult stem cell product which can be injected by a minimally invasive approach into degenerating discs of unrelated recipients in order to repair and regenerate disc cartilage, increase disc space height, and improve the biomechanics of the native disc.

During the last quarter, Mesoblast commenced preclinical trials of its patented adult stem cell technology for repair and regeneration of vertebral disc cartilage. These trials signal Mesoblast's expansion of its line of products for spinal diseases and its strategic aim to build a robust franchise for the very large global spinal disease market. The results of these trials, expected early 2008, will be closely reviewed and, if positive, will result in an IND submission to the FDA to commence human clinical trials.

Regenerating Knee Joint Cartilage - Osteoarthritis

Regeneration and protection of cartilage in large joints of patients with osteoarthritis represents a major disease indication targeted by our proprietary stem cell technology.

Inflammatory diseases of the joints, such as osteoarthritis, affect over 43 million people annually in the United States alone. More than 10 million people in the US currently suffer from osteoarthritis of the knee, making it the most common joint disease. Access Economics estimated that in Australia osteoarthritis affects more than 3.4 million people, costing the community billon of dollars annually in direct and indirect costs.

Osteoarthritis is a condition where irreversible loss of joint cartilage occurs through age-related degeneration or through injury. Current treatments attempt to alleviate painful symptoms but are unable to restore the cartilage lining the joint. Joint replacement is often the only option for restoring function.

We recently reported highly successful interim results of our first large joint cartilage repair program in osteoarthritis, conducted at Western Australia's Murdoch University and facilitated by a $2.7 million Commercial Ready Grant awarded to Mesoblast in December 2005 by the Australian Government.

The results of the preclinical trial showed that injection of our allogeneic, or "off-the-shelf", stem cells into damaged knee joints resulted in significant protection of the knee cartilage against destruction and improvement in osteoarthritis. After just three months, stem cell treated knee joints had significantly thicker and stronger cartilage compared with control joints.

These results strongly support Mesoblast's plan to progress with a wide-ranging Australian and US-based clinical trial program to implant the allogeneic MPC into osteoarthritic knees by either arthroscopy or direct needle injection. On completion of the preclinical trials, all data will be submitted to the FDA as part of an IND submission to commence the Phase 2 trials in patients with knee osteoarthritis. We expect this IND submission to be filed by the end of Q2 2008.

Cardiovascular Applications

In parallel with Mesoblast's activities in the orthopaedic arena, Angioblast has accumulated extensive experimental evidence that the shared platform technology can repair and regenerate damaged blood vessels and heart tissue. Angioblast's lead clinical products are focussed on the treatment of coronary artery disease, angina (chest pain), heart failure, and heart attacks. Other products in pipeline development include products for the treatment of peripheral artery disease and for diabetic vascular disease.

These are all extremely large market opportunities, with vast patient populations whose medical needs are unmet and where existing therapies are inadequate or absent.

Heart Failure Pilot Trial - John Hunter Hospital, New South Wales

In conjunction with Angioblast, Mesoblast has concluded a pilot clinical trial at John Hunter Hospital in Newcastle, Australia, in patients with multi-vessel coronary artery disease and heart muscle damage. The company's proprietary stem cells were injected into damaged heart muscle using the latest generation of myocardial catheters provided by Johnson & Johnson's companies, Cordis Corporation and Biosense Webster.

The primary endpoint of safety was achieved and there were no cell-related adverse events. Importantly, heart muscle recovery was seen in all six patients within three months of cell implantation, as defined by either improvement in symptoms of heart failure or heart function.

In addition, all patients demonstrated reduced episodes of chest pain (angina) and reduced need for anti-anginal medications, suggesting that the stem cell therapy had improved blood flow to the damaged heart muscle.

These very exciting results have now encouraged Angioblast to progress its cardiovascular clinical program into Phase 2 trials for patients with chronic coronary artery disease and heart muscle dysfunction. The markets for patients with chronic coronary artery disease are extremely large and wholly unmet, with over 500,000 new heart failure patients treated annually and over 500,000 bypass surgical procedures for coronary artery disease performed annually in the United States alone. Angioblast intends to target both of these markets, and is expected to file an IND submission to commence a Phase 2 trial in patients with heart muscle damage during Q1 2008.

Phase 2 Heart Attack Trial - United States

During the 2007 reporting year, Angioblast announced positive results from preclinical trials of its adult stem cells injected by catheter directly into the damaged heart muscle of sheep after a heart attack. The success of the trials established the safety and effectiveness of the stem cells in a clinically relevant and widely applicable protocol, which used the latest generation myocardial catheters from the Johnson and Johnson companies, Cordis Corporation and Biosense Webster, to implant the cells in the damaged heart muscle of sheep.

The studies focused on the treatment of heart attacks using cells from an allogeneic donor which had been expanded and frozen: in effect, testing the "off-the-shelf" stem cell product. These preclinical studies established that the allogeneic stem cells can be implanted safely by cardiac catheter and are effective when used in combination with standard-of-care therapies to improve vascular blood flow, such as balloon angioplasty.

The results of this catheter-based protocol were subsequently used to support Angioblast's recent successful IND submission to the US FDA to begin a Phase 2 clinical trial at the Texas Heart Institute. This will be the world's first catheter-based allogeneic stem cell trial in heart attack patients. Angioblast expects to have interim data results from this trial available by the end of Q1 2008.

Funding and Strategic Partnerships

At 30 June 2007, cash available to support the clinical and preclinical activities outlined above was $12.5 million. These cash reserves will enable the company to significantly advance clinical development of its adult stem cell platform, file additional IND submissions, and bring the technology to a stage of proven clinical maturity. Significantly greater funds will be required to progress the technology through pivotal trials and product registration, and we expect that in large part these funds will come via strategic corporate relationships.

We remain committed to identifying the best and most appropriate global strategic partners to enter into exclusive co-development, distribution, or licensing agreements. While the partnerships we have entered into with major international medical device companies to date have been limited in scope, they have proven to be very useful from a collaborative aspect. We believe the clinical validation of the platform technology during execution of the Phase 2 clinical trials will place the company at a particularly advantageous position in concluding definitive discussions with potential strategic partners.

Patent Protection

During the 2007 financial year, the United States Patent and Trade Mark Office (USPTO) granted a key patent to Angioblast which delivers a major commercial advantage and offers long term protection for the company's platform technology.

The patent ensures that only Mesoblast and Angioblast can commercialise our proprietary adult stem cells, termed Mesenchymal Precursor Cells, in the US, the world's largest market for regenerative medicines.

Conclusion

The significant achievements over the past year are a reflection of the rapid technical and clinical progress being made by Mesoblast and its sister company, Angioblast Systems Inc. in the United States.

Both companies are well positioned to capitalise on the leading edge, shared platform technology, and are supported by robust patent protection, good management and corporate governance, sufficient funds, and solid communication capabilities.

As highlighted above, both companies have now progressed to the stage of mature clinical stage commercial development. By the middle of 2008, it is anticipated that a total of five Phase 2 clinical trial IND submissions for orthopaedic and cardiovascular indications will have been filed, and that at least two Phase 2 trials will be significantly advanced with a further three commencing.

These characteristics underpin the emergence of both companies as global leaders in the exciting field of regenerative medicine.

What they say...

Reporter: And after just three months, (the patient) had no chest pain at all.
Patient: I feel like I'm probably going to live forever now.

Channel 9 News

Reporter: He's had a heart attack, a stroke and four bypasses but today (the patient) feels 10 years younger.

Patient: It is a miracle, yes. It's wonderful too.

Channel 7 News

No Bones about Mesoblast

We initiate coverage of MSB with a current valuation of $2.35 and a 12-month price target of $3.20. Our 12-month price target is based on the significant reduction in the technical risk for MSB's cell-based therapies with positive results from the current Phase 2 clinical trials.

The preclinical and clinical testing to date have provided two pieces of critical data:

- allogeneic MPCs are safe & effective in animals
- autologous MPCs are safe & effective in humans.

The current Phase-2 trials will put the final piece in the jigsaw, namely demonstrate allogeneic MPCs are safe and effective in humans.

Positive results from these trials will have favourable implications for all of the clinical applications for MSB's stems cells (hence the significant reduction in risk) as well as validate MSB's business model. In addition, we would expect that the reduction in technical risk will attract the interest of potential licensees with delivery platforms.

Lodge Partners

Adults Only

MSB aims to capitalise on its patents around adult MPCs. More than 1m of the 5.6m fractures occurring annually in the US are associated with healing difficulties and MSB's product has the potential to be helpful in these types of fractures. Buy. Target price $2.48.

ABN Amro

Mesoblast was ranked 16th in the inaugural BRW Biotech Top 50 rankings, announced in August 2007.

Stem Cell Breakthrough

Embryo research is illegal in many nations including Australia, but research based on adult stem cells is producing some wonderful results, as a highly successful Hunter Medical Research Institute (HMRI) trial at the John Hunter Hospital has shown. HMRI and its partner Mesoblast Limited say that six seriously ill heart patients have shown significant improvements in various aspects of their conditions after stem cells were injected into their hearts. This is all the more exciting given that the main purpose of the trial was to weigh the medical safety of the procedure...This is indeed a brave new world of medical accomplishment, and a notable success for HMRI and its team of talented researchers.

The Newcastle Herald

Biotech Benefit for Knees

Once in a blue moon a stock market announcement arrives that could impact on AFL football. Yesterday it was biotechnology company Mesoblast which has arrived at a therapy with wide application for our great game ... Given that knee complaints are the most common joint disease and that there are no effective therapies that target cartilage, the company will now rapidly advance a new clinical program for knee osteoarthritis.

Herald Sun

Stem Cells Fix Broken Hearts

"This trial was set up to test the safety of using these rare stem cells in humans, so to get some preliminary efficacy as well is very exciting. We now know that these stem cells have the potential to form new heart muscle, and they can certainly revitalise existing heart muscle," (interventional cardiologist) Dr (Suku) Thambar said. 'And it is all Australian work."

Sydney Morning Herald

mesoblast
the adult stem cell company

Level 39, 55 Collins Street Melbourne
Victoria 3000 AUSTRALIA

t +61 3 9639 6036
f +61 3 9639 6030
ACN 109 431 870
www.mesoblast.com

mesoblast
the adult stem cell company

asx announcement

ANGIOBLAST FEATURED AT UBS GLOBAL LIFE SCIENCES CONFERENCE IN NEW YORK

Company Unveils Major New Program In Eye Disease

Melbourne, Australia; 27 September 2007: Australian adult stem cell company, Mesoblast Limited (ASX:MSB; USOTC:MBLTY), today announced that its United States-based sister company Angioblast Systems Inc. will be showcased at the UBS Global Life Sciences Conference currently being held in New York.

Company Founder, Professor Silviu Itescu, will provide international investors with updates on Angioblast's progress with its cardiac programs for the treatment of Acute Myocardial Infarction (AMI) and Congestive Heart Failure (CHF).

In addition, Professor Itescu will present exciting new results showing that Angioblast's proprietary stem cells are highly effective in preclinical trials for the treatment of leaky blood vessels in the eye, the major cause of vision loss in patients with wet age-related macular degeneration (AMD) and macular oedema complicating diabetic retinopathy.

Current standard of care for these conditions requires monthly injections of drugs into the affected eye indefinitely. Angioblast's results suggest that the company's proprietary adult stem cells may be used as a one-time therapy with equivalent or superior efficacy to current standard of care.

On the basis of these results, Angioblast intends to move forward with a program to support an Investigational New Drug (IND) submission to the United States Food and Drug Administration (FDA) for Phase 2 clinical trials.

More than 250,000 new cases of wet AMD and diabetic macular oedema are diagnosed each year in the United States alone. These clinical indications represent additional multibillion dollar market opportunities for Angioblast.

The seventh annual UBS Global Life Sciences Conference is among the largest healthcare investor conferences in the world with nearly 3,500 attendees.

asx announcement

About Mesoblast:

Mesoblast Limited (ASX:MSB;USOTC:MBLTY) is an Australian biotechnology company committed to the development of novel treatments for orthopaedic conditions, including the rapid commercialisation of a unique adult stem cell technology aimed at the regeneration and repair of bone and cartilage. Our focus is to progress through clinical trials and international regulatory processes necessary to commercialise the technology in as short a timeframe as possible. Mesoblast Limited has the worldwide exclusive rights for a series of patents and technologies that have been developed over more than 10 years and which relate to the identification, extraction and culture of adult Mesenchymal Precursor Cells (MPCs).The company has also acquired a substantial interest in Angioblast Systems Inc, an American company developing the platform MPC technology for the treatment of cardiovascular diseases, including repair and regeneration of blood vessels and heart muscle. Mesoblast and Angioblast are jointly funding and progressing the core technology. Mesoblast's strategy is to maximise shareholder value through both corporate partnerships and the rapid and successful completion of clinical milestones.

For further information, please contact:

Julie Meldrum
Corporate Communications Director
Mesoblast Limited
T: + 61 (03) 9639 6036
M: +61 (0) 419 228 128
E: julie.meldrum@mesoblast.com
W: www.mesoblast.com

Message from the Chairman



Dear Shareholder

I'm delighted to report to you that your company has, in every sense, accomplished those objectives it has set out to achieve, either on, or substantially ahead of schedule. As Chairman, I am proud to have actively participated in the Company's developments throughout this exciting period of its growth and am firmly committed to its future.

Regenerative medicines that are at the heart of your company's adult stem cell technology promise much in the treatment of diseases that at some stage in our lives impact the vast majority of us. Over the past 12 months in particular, the evidence has been mounting that we are developing and commercialising an exciting technology. It is now up to your company's directors, staff and our partner organisations to deliver.

During the year we focused steadfastly on delivery. In this respect we:

- successfully completed our submissions to the Food and Drug Administration in the United States (FDA) for the commencement of Phase II Clinical Trials for Spinal Fusion;
- commenced our Phase II Clinical Trial for Spinal Fusion at the Hospital for Special Surgery in New York. I am certainly looking forward to rapid progress and interim reports to our shareholders on results associated with this trial;
- completed enrolment in our Pilot Clinical Trial of 10 patients at the Royal Melbourne Hospital in Victoria Australia for the treatment of long bone fractures that have failed to properly heal. The analysis of results to date, clearly indicate that our primary objectives of safety have been accomplished. Importantly, it is apparent that, to date, the patients treated have responded extremely well and have regained a quality of life that we all look toward;
- recently obtained extremely encouraging interim results from our large animal studies associated with the treatment of Osteoarthritis. This is an enormous market opportunity that may one day positively help many millions of people world wide. It is our firm intention to progress rapidly toward clinical trials; and
- are particularly grateful for the governments' support of our Osteoarthritis studies, which were financially sponsored by a $2.7m Australian Government AusIndustry Commercial Ready Grant.

During the financial year we maintained a close relationship with our sister company, Angioblast Systems, Inc. Our further investment of up to $8.5m, which was approved by shareholders at the Company's last Annual General Meeting, will bring our total investment to approximately $17.5m and a 39% shareholding. Our investment in Angioblast has significantly appreciated through the early achievement of its goals and development. Additionally, through this association and investment in Angioblast, both companies have been able to share resources and minimise operational outlays. Your Board is mindful that we must continue to exercise sound financial and corporate governance and that in due course our investment in Angioblast should return this significant capital appreciation.

Mesoblast is adequately funded to commence Phase II Clinical Trials for Spinal Fusion in the United States and to further progress new indications for our adult stem cell technology. On an ongoing basis the Company and your Board of Directors, in line with normal operations, will look toward capital raising events to continue to fund the general and administration costs of the Company for the forthcoming calendar year, as well as non-dilutive sources of funding through partnership arrangements and government grants.

As you may be aware, I resigned as an Executive of the Company effective 8 August 2007. Due to family and business reasons, I will be further stepping down in due course as Chairman, and subject to continuing shareholder support, I will assume an active and ongoing role as a non-executive Director. I am absolutely committed to Mesoblast and its future and look forward to participating in an active sense in the development of this exciting company.

In conclusion, I am proud of your Company's achievements and of the extremely hard work put in by our staff and partner organisations. I am particularly grateful for your support.

Michael Spooner

Michael Spooner



The exciting new field of regenerative medicine offers the promise of halting or reversing major diseases for which conventional drug therapies have either failed or been found severely wanting. In particular, orthopaedic and cardiovascular diseases represent areas of major unmet clinical need throughout the western world where regenerative therapies, and specifically stem cells, may make dramatic inroads.

At Mesoblast, we believe that the key to developing novel regenerative treatments for orthopaedic and cardiovascular diseases can be found in a unique type of adult cell which is present in all of us throughout our bodies in small numbers, and is termed a mesenchymal precursor cell (MPC). We are very encouraged by a whole series of trial results generated by both Mesoblast and our sister company in the United States, Angioblast Systems, Inc., which have shown that the patented MPC technology (described below) has now advanced into a mature stage of clinical development.

Consequently, we are confident of the near-term potential for MPCs to generate a whole range of new treatment modalities capable of repairing bones, cartilage, blood vessels, heart muscle, and other tissues which have deteriorated because of age, disease, or lifestyle.

Allogeneic stem cell products: the business model that underpins our commercial advantage

Mesoblast's core patented technology enables isolation of a unique and highly potent type of adult stem cell which can be derived from a single donor, expanded in culture into very large numbers, and used in many patients without the risk of rejection.

The ability of MPCs to escape immune rejection forms the basis of a business model akin to a pharmaceutical drug, with low costs of goods and high margins. Since listing on the Australian Stock Exchange in December 2004, Mesoblast and Angioblast have worked tirelessly to demonstrate the validity and robustness of this business model.

The initial conclusion from a range of preclinical trials in orthopaedic and cardiovascular disease models performed over the past two and a half years is that MPCs derived from a single donor may be used to generate safe and highly effective "off-the-shelf" products for use in hundreds to thousands of unrelated recipients without the potential risk of rejection.

The results of a number of these preclinical trials, as well as the protocols used for cell manufacture, have been reviewed in great detail by the United States Food and Drug Administration (FDA). Obtaining FDA clearance within 30 days of filing each of two Investigational New Drug (IND) submissions to begin Phase 2 trials using allogeneic MPCs attests to the hard work of Mesoblast's and Angioblast's management teams and to the robustness of the preclinical and manufacturing results. Both companies have now embarked on Phase 2 clinical trials to validate the allogeneic business model in humans.

Mesoblast will continue to concentrate on developing stem cell therapies for orthopaedic applications – a franchise of regenerative products for spine disease, long bone fractures and disorders of cartilage, such as osteoarthritis. Through our significant equity investment in Angioblast, Mesoblast shareholders will additionally benefit from positive developments made by Angioblast in non-orthopaedic areas such as cardiovascular diseases.

Both Mesoblast and Angioblast are confident that the preclinical success of the shared allogeneic MPC platform technology will form the basis for continued successful development in the clinic with the aim to produce highly effective "off the shelf" products.

Orthopaedic Applications

Based on extensive preclinical and more recently clinical results showing that Mesoblast's proprietary adult stem cells can generate new bone and cartilage tissues, the Company remains firmly focused on the commercialisation of its proprietary technology for orthopaedic indications.

Mesoblast's lead clinical products have focused on indications for bone repair, such as long bone fractures and spinal fusion, while our product pipeline is concentrating on new products for cartilage indications, such as rebuilding degenerating intervertebral discs and repairing or protecting cartilage degeneration in the knee and other joints affected with osteoarthritis.

Bone Repair and Regeneration

Long Bone Fracture Repair Trial – The Royal Melbourne Hospital, Victoria

Mesoblast is developing a proprietary stem cell product for repair of long bone fractures. By having an "off-the-shelf" stem cell therapy for fracture repair, Mesoblast will be able to provide a regenerative product that surgeons can use at the time and place of need, for example as soon as a patient is first brought to a trauma facility with a fracture needing intervention.

The immediate availability of a stem cell therapy for bone repair has great implications for accelerating the healing of sporting injuries as well as preventing deformities and long-term complications following road accidents and other trauma.

Mesoblast's bone repair product will be used together with a bone filler material that is already part of standard therapy, and will be applied by surgeons either in an open procedure if the fracture is very large or by direct injection through the skin if the fracture is smaller. Combining our stem cell therapy with existing standard-of-care management will ensure rapid physician take-up.

The Company has been evaluating its proprietary stem cell therapy in a pilot clinical trial at The Royal Melbourne Hospital in patients suffering from non-healing, long bone fractures. The only alternative for these patients is the use of bone harvested from their own hip (termed autograft). Autograft requires a second surgical procedure, does not reliably give reproducible results, and frequently results in long-term complications such as chronic pain and infection. A major clinical objective is to improve upon, and eliminate the need for, this currently used gold standard.

Interim results from Mesoblast's trial indicate strong bone regeneration and fracture union in every one of the first five patients to have completed the trial follow-up period. The success of the stem cell therapy in these patients eliminated the need for a second operation to harvest autograft bone from their hips. There have been no reported cell-related adverse events.

A detailed update on the effectiveness of the stem cell therapy and the outcome in all patients in the trial will be made in due course. The extremely encouraging interim results, together with earlier preclinical trial results, strongly support Mesoblast's plan to advance the long bone repair program into Phase 2 clinical trials under the umbrella of an IND submission to the US FDA. We expect this submission to be filed during the first half of 2008.

Phase 2 Spinal Fusion Trial – United States

Following clearance from the US FDA for its IND submission, Mesoblast has commenced a Phase 2 clinical trial of its allogeneic or off-the-shelf adult stem cells for spinal fusion in the treatment of degenerative intervertebral disc disease.

The Phase 2 trial is based at New York's Hospital for Special Surgery, a leading orthopaedic, rheumatologic and rehabilitation speciality hospital. The trial team is being led by Dr Joseph Lane, who is the Professor of Orthopaedic Surgery and Assistant Dean at Weill Medical College at Cornell University.

The trial follows on from preclinical trials conducted at Colorado State University using Mesoblast's cells to generate vertebral spinal fusion. The Colorado preclinical trial found that the Mesoblast cells were as, or even more, robust in strengthening the disc region, compared to traditional invasive techniques.

According to the American Academy of Orthopaedic Surgeons (AAOS), over 300,000 spinal fusion procedures are performed in the United States alone each year, with the number expected to grow to over 500,000 by 2009. While current fusion therapies use autograft, Mesoblast's aim is to eliminate the need for autograft and its attendant complications while generating a stable and robust spinal fusion using its stem cells.

Cartilage Program for Osteoarthritis of the Knee

More than 10 million people in the US currently suffer from osteoarthritis of the knee, making it the most common joint disease. Access Economics estimate that in Australia alone osteoarthritis affects more than 3.4 million Australians costing the community billions of dollars annually in direct and indirect costs. Current treatments attempt to alleviate painful symptoms but are unable to restore the cartilage lining the joint. Joint replacement is often the only option for restoring function.

Facilitated by an Australian Government Commercial Ready Grant of $2.7 million awarded to Mesoblast in December 2005, we have embarked on a major program to develop a stem cell based product for regeneration and repair of knee joint cartilage.

The results of our first preclinical cartilage program, conducted at Western Australia's Murdoch University, showed that three months after injection of our proprietary stem cells into osteoarthritic knee joints, the knee joint cartilage was protected against degradation, and resulted in significantly thicker and stronger joint cartilage compared with joints that did not receive the cells (control group). These very exciting results indicate that Mesoblast's proprietary stem cells could be an effective therapy for the repair and regeneration of knee joint cartilage damaged by osteoarthritis.

We anticipate that the results of these preclinical cartilage trials will, in due course, be used in an IND submission to the US FDA in a Phase 2 clinical trial IND submission for the treatment of patients with degenerative osteoarthritis of the knee.

Cardiovascular Applications

In parallel with Mesoblast's activities in the orthopaedic arena, Angioblast has accumulated extensive experimental evidence that the shared platform technology can repair and regenerate damaged blood vessels and heart tissue. Angioblast's lead clinical products are focused on the treatment of coronary artery disease, angina (chest pain), heart failure, and heart attacks. Other products in pipeline development include products for the treatment of peripheral artery disease and for diabetic vascular disease.

Heart Failure Pilot Trial – John Hunter Hospital, New South Wales

Angioblast recently concluded a pilot clinical trial at John Hunter Hospital in Newcastle, Australia, in patients with multi-vessel coronary artery disease and heart muscle damage. The Company's proprietary stem cells were injected into damaged heart muscle using the latest generation of myocardial catheters provided by Cordis Corporation and Biosense Webster.

The primary endpoint of safety has been achieved. Importantly, there were no cell-related adverse events. In all six patients treated, heart muscle recovery was seen within three months of cell implantation, as defined by either improvement in symptoms of heart failure or heart function.

In addition, all patients treated with the cells demonstrated reduced episodes of chest pain (angina) and reduced need for anti-anginal medications, suggesting that the stem cell therapy had improved blood flow to the damaged heart muscle.

These very exciting results have now encouraged Angioblast to progress its cardiovascular clinical program into Phase 2 trials for patients with heart muscle dysfunction and with coronary artery disease. In the US alone, over 500,000 new heart failure patients and over 500,000 bypass surgical procedures for coronary artery disease are performed annually. Angioblast intends to target both of these markets, and expects to file an IND submission to commence a Phase 2 trial in patients with heart muscle damage during the first half of 2008.

Phase 2 Heart Attack Trial – United States

During the 2007 reporting year, Angioblast announced positive results from preclinical trials of its adult stem cells injected by catheter directly into the damaged heart muscle of sheep following an induced heart attack. The success of the trials established the safety and effectiveness of the stem cells in a clinically relevant and widely applicable protocol, which also used the latest generation myocardial catheters from Cordis Corporation and Biosense Webster to implant the cells in the damaged heart muscle of sheep.

The studies focused on the treatment of heart attacks using cells from an allogeneic donor which had been expanded and frozen, in effect, testing the "off-the-shelf" stem cell product. These preclinical studies established that the allogeneic stem cells can be implanted safely by cardiac catheter and are effective when used in combination with standard-of-care therapies to improve vascular blood flow, such as balloon angioplasty.

The results of this catheter-based protocol were subsequently used to support Angioblast's recent successful IND submission to the US FDA to begin a Phase 2 clinical trial at the Texas Heart Institute. This will be the world's first catheter-based allogeneic stem cell trial in heart attack patients. Angioblast expects to have interim data results from this trial available during the first half of 2008.

Conclusion

The significant achievements over the past year are a reflection of the rapid technical and clinical progress being made by Mesoblast and its sister company, Angioblast Systems, Inc. in the United States.

Mesoblast is well positioned to capitalise on the leading edge platform technology, and is supported by robust patent protection, good management and corporate governance, and solid communication capabilities.

The Company is adequately funded to commence a Phase 2 clinical trial for Spinal Fusion in the United States and to further progress new indications for our adult stem cell technology. On an ongoing basis the company and your Board of Directors, in line with normal operations, will look toward capital raising events to continue to fund the general and administration costs of the company for the forthcoming calendar year, as well as non-dilutive sources of funding through partnership arrangements and government grants.

These characteristics underpin the emergence of Mesoblast, as well as its US-based sister company Angioblast Systems, as a global leader in the exciting field of regenerative medicine.


L



Progress on the path to market

Mesoblast

Indication | Preclinical/Pilot Clinical | IND | Clinical II | Clinical III

Spinal fusion
Long bone fractures
Osteoarthritis – knee
Cartilage – meniscal tears
Other indications

Angioblast

Indication | Preclinical/Pilot Clinical | IND | Clinical II | Clinical III

Congestive heart failure
Heart attack
Peripheral arterial disease
Other indications

The Board of Directors of Mesoblast Limited has resolved to submit the following annual financial report of the Company for the financial year ended 30 June 2007. In order to comply with the provisions of the Corporations Act 2001, the directors report the following information:

Directors

Directors of the Company in office at any time during or since the end of the year (unless specified) were:

Mr Michael Spooner – Executive Chairman (resigned as Executive Chairman on 8th August 2007, remaining as non-executive Chairman after this date)

Professor Silviu Itescu – Director, Founder and Chief Scientific Adviser

Mr Donal O'Dwyer – Non-executive Director and Deputy Chairman

Mr Byron McAllister – Non-executive Director

All directors have held office since prior to the beginning of the financial year.

Details of directors qualifications, experience and special responsibilities, together with meetings attended, are found on pages 14 and 15 of this report.

Principal Activities and Strategy

Mesoblast Limited is an Australian biotechnology company committed to the development of novel treatments for orthopaedic conditions, including the rapid commercialisation of a unique adult stem cell technology aimed at the regeneration and repair of bone and cartilage.

Our focus is to progress through clinical trials and international regulatory processes necessary to commercialise the technology in as short a timeframe as possible.

Mesoblast Limited has the worldwide exclusive rights for a series of patents and technologies that have been developed over more than 10 years and which relate to the identification, extraction and culture of adult Mesenchymal Precursor Cells (MPCs).

The Company has also acquired a substantial interest in Angioblast Systems, Inc. (Angioblast), an American company developing the platform MPC technology for the treatment of cardiovascular diseases, including repair and regeneration of blood vessels and heart muscle. Mesoblast and Angioblast are jointly funding and progressing the core technology.

Mesoblast's strategy is to maximise shareholder value through both corporate partnerships and the rapid and successful completion of clinical milestones.

Review of Operations

2007 was an exciting year for Mesoblast as the Company advanced into Phase 2 clinical trials, and further towards commercialisation of its' platform technology. The Company met each of its critical milestones either on schedule or well ahead of the original timetable.

The Mesoblast Board of Directors is confident that both Mesoblast and its US-based sister company Angioblast Systems, Inc. have sufficient capital to execute each company's commercial milestones in a timely and strategic manner.

At 30 June 2007, the combined cash position of both companies was $12.5 million. The total funds at hand are sufficient to enable completion of two Phase 2 clinical trials, one in each field of orthopaedic and cardiovascular disease, under the guidelines of the US Food and Drug Administration (FDA).

The Phase 2 trials utilise the Company's patented allogeneic or 'off the shelf' adult stem cells. This is in line with our unique business model to produce a low cost stem cell therapy obtained from one donor for use in up to thousands of unrelated recipients. Similarly to a pharmaceutical, this therapy will be available at the time and place of need and is expected to generate a high margin commercial return.

Both companies are advancing the shared platform technology for a variety of common diseases that have unmet medical needs and large market opportunities.

Mesoblast is commercialising the patented adult stem cells for orthopaedic indications such as spinal fusion, long bone fractures, degenerative intervertebral disc disease and arthritic cartilage degeneration in the knee and other joints.

Angioblast is commercialising the shared platform technology to treat diseases of the heart and blood vessels, including heart attacks, congestive heart failure, angina, peripheral vascular disease, and other applications.

The major achievements for both companies during the year include:

- the United States Patent and Trademark Office (USPTO) granted a key patent to Angioblast which delivers to both Mesoblast and Angioblast a major commercial advantage and offers long term protection for the platform technology. The patent ensures that only Mesoblast and Angioblast can commercialise our proprietary adult stem cells, termed Mesenchymal Precursor Cells, in the US, the world's largest market for regenerative medicines;
- completion of patient enrolment in both pilot clinical trials utilising autologous (patient's own) stem cells for non-healing, long bone fractures and heart failure accompanying coronary artery disease. No adverse events related to cell implantation were reported in any of the 16 patients implanted across both pilot trials;
- in the pilot clinical trial at The Royal Melbourne Hospital, of the ten patients safely implanted, five have completed follow-up; all five patients, suffering from non-healing, long bone fractures, have demonstrated complete bony union;

- in the pilot heart failure trial at John Hunter Hospital in New South Wales, heart muscle recovery was seen in all six patients within three months of cell implantation, as defined in either symptoms of heart failure or in heart function;
- two Investigational New Drug (IND) submissions were each cleared by the FDA within 30 days of submission, to allow Phase 2 clinical trials to begin of our allogeneic, or 'off-the-shelf', adult stem cells for spinal fusion and for heart attacks in major US medical centers;
- preclinical trials have shown that Mesoblast's adult stem cells injected into the knee joints of animals with osteoarthritis resulted in cartilage protection and prevention of disease progression. These results expand the Company's commercial opportunities into the treatment of cartilage diseases such as osteoarthritis.

Phase 2 Clinical Trial Programs

Spinal Fusion

Spinal fusion is a major global market opportunity for Mesoblast. The Phase 2 trial is based at New York's Hospital for Special Surgery, one of the world's leading orthopaedic, rheumatologic and rehabilitation specialty hospitals. The Hospital for Special Surgery performs more spinal fusions, hip, knee and shoulder replacements than any other hospital in New York City and in New York State. The Principal Investigator, Professor Joseph Lane, MD, is Professor of Orthopaedic Surgery and Assistant Dean at Weill Medical College of Cornell University in New York.

Spinal fusion is used to treat patients with degenerative intervertebral disc disease. Over 300,000 spinal fusion procedures are currently performed annually in the United States alone and the number is expected to grow to over 500,000 per year by 2009. Current fusion therapies use bone harvested from a patient's own hip (termed autograft), that requires a second surgical procedure which frequently results in long-term complications such as chronic pain and infection.

Mesoblast's preclinical stem cell trials showed equally or more robust, continuous, and mechanically strong fusion when compared with the current standard surgical treatment, hip bone autograft, indicating that Mesoblast's therapy can eliminate the need for a second surgical procedure and its potential complications.

Heart Attack (Acute Myocardial Infarction – AMI)

Angioblast's Phase 2 clinical trial in patients that have suffered heart attacks will be performed at the Texas Heart Institute. The trial will focus on the safety and effectiveness of Company's allogeneic stem cells injected into the damaged heart muscle 10 days after an acute heart attack. The cells will be delivered by the latest catheter technology provided by Angioblast's corporate partners, the Johnson and Johnson companies Cordis Corporation and Biosense Webster.

Heart attacks represent a major market opportunity for Angioblast. Over 1 million new heart attacks are treated annually in the US alone, representing a multibillion dollar market opportunity. Heart attacks are caused by coronary artery blockage, the leading cause of death in the US according to the American Heart Association. Current therapies to open blocked arteries have improved early survival, but do not result in rebuilding of heart muscle and do not prevent progression of congestive heart failure, poor quality of life and long term deterioration of the heart.

In preclinical trials supporting Angioblast's IND submission, implantation of the Company's patented stem cells by the Johnson and Johnson catheter system resulted in significant improvement of heart function and reduction in congestive heart failure.

Preclinical Programs

Knee Osteoarthritis

The osteoarthritis program (or cartilage program as its sometimes referred to), is an exciting example of how Mesoblast is now positioned to rapidly leverage off our clinical and technical accomplishments in order to fully exploit new global market opportunities for our unique platform technology.

The decision to target osteoarthritis signals a logical expansion of our clinical applications to include diseases of cartilage, in addition to our established bone regeneration programs comprising spinal fusion and long bone fractures.

Inflammatory diseases of the joints, such as osteoarthritis, affect over 43 million people annually in the United States alone. More than 10 million people in the US currently suffer from osteoarthritis of the knee, making it the most common joint disease. Access Economics estimated that in Australia osteoarthritis affects more than 3.4 million Australians costing the community billon of dollars annually in direct and indirect costs.

Osteoarthritis is a common result where there has been a loss of cartilage through injury which cannot easily repair itself and for which there is no effective regenerative therapy. Current treatments attempt to alleviate painful symptoms but are unable to restore the cartilage lining the joint. Joint replacement is often the only option for restoring function.

The positive preclinical trials were facilitated by an Australian Government Commercial Ready Grant of $2.7 million awarded to Mesoblast in December 2005.

The results of these cartilage trials will, in due course, be used in an Investigational New Drug (IND) submission to the United States (US) Food and Drug Administration (FDA) for multiple Phase 2 clinical trials for treatment of patients with degenerative osteoarthritis of the knee.

Intervertebral Disc Repair

Low back pain affects 15–25% of the population as a result of degenerative intervertebral disc disease. While spinal fusion remains the therapeutic goal for end-stage disc disease, a less invasive approach is needed to address the needs of the much larger population with early stage disc disease. Mesoblast is developing an allogeneic adult stem cell product which can be injected by a minimally invasive approach into degenerating discs of unrelated recipients in order to repair and regenerate disc cartilage. Preclinical trials are currently ongoing.

Patent Portfolio

Building upon and continuing to expand a broad-based international patent portfolio is fundamental to the commercial strategies of both Mesoblast and Angioblast.

The US patent granted in the second half of 2006 is a major asset and a significant leverage point in creating strategic business opportunities with global pharmaceutical and medical device companies. It confers certainty and significantly increases the commercial value of our platform technology.



The patent granted by the USPTO confers rights through to at least the year 2019 to composition-of-matter, or ownership, over the unique adult stem cells, which were first identified at the Hanson Institute in Adelaide, South Australia.

It enables us to broadly commercialise a unique cell population that regenerates and repairs a host of tissue types including bone, cartilage, fat, blood vessels, and heart muscle.

Specifically, it serves to underpin our US market strategies, and to drive commercialisation of our exclusive technology platform and delivery of outcomes that will materially impact both the quality of life and cost of medicine for many patients worldwide.

Funding

During the year Mesoblast Limited undertook a capital raising of approximately $17m from existing shareholders as well as institutional and sophisticated investors. These funds are being employed to progress the commercialisation of the Company's key platform technology. In addition, shareholders at the last AGM approved a further investment in our sister company, Angioblast Systems, Inc. in the United States to progressively take our total shareholding in this company to nearly 40%.

At the date of this report your Directors believe that Mesoblast is adequately funded to meet its immediate objectives of commencing key clinical trials in the United States particularly associated with Spinal Fusion.

Strategic Relationships

The Company continues to pursue and solidify strategic relationships with major international medical device and pharmaceutical companies. Existing relationships have been of great benefit to the Company during the twelve months under review, and these may expand in scope as both Mesoblast and Angioblast mature into late stage clinical organisations.

Financial Summary

Operating Results

The net loss for the year was $8,728,131 (2006: $8,298,587) and is in line with expectations. The result reflects full year operations for the Company and the continued development of our platform technology.

Income

Revenue from continuing operations during the period was $1,679,317 (2006: $2,821,758) and is made up of:

	30 June 2007 $	30 June 2006 $
Commercial Ready government grant received	719,698	1,854,048
Interest received	939,557	557,487
Research and development tax offset	–	345,638
Other income	20,062	64,585
	1,679,317	2,821,758

Expenditure

In line with the Company's policy and to comply with accounting standards, all costs associated with research and development are fully expensed in the period in which they are incurred as the Directors do not consider the Company can yet demonstrate all the factors required in order to capitalise development expenditure.

Total operating expenses for the period were $10,407,448 (2006: $11,120,345) and are made up of:

	30 June 2007 $	30 June 2006 $
Research and development	4,584,680	5,358,277
Management and administration	2,550,779	2,177,053
Employee benefits expense	1,557,321	1,570,514
Interest costs	542	110,092
Share of losses of equity accounted associates	1,714,126	1,904,409
	10,407,448	11,120,345

Research and development expenses have fallen this year largely due to the cell manufacturing necessary for clinical trials being completed by December 2006.

Cash Flow Statement

Net cash outflow from operations increased to $9,102,676 in 2007 (2006:$3,741,350) largely due to the following reasons:

- government grant funding and the R&D tax refund received was approximately $1.5m higher in 2006 than in 2007;
- 2006 result from operations includes $2.1m of research and development expenses accrued for, which were paid during 2007;
- the majority of 2007 research and development has all been paid for during the current financial year.

During the period under review the Company issued a further 13,882,800 shares at $1.25, providing approximately $17m in cash (2006: nil) which has largely been used to fund clinical trials and further investment in Angioblast.

Balance Sheet

At 30 June 2007 the Company's cash position was $12,055,040 (2006: $7,854,843) whilst Angioblast Systems, Inc. was $449,923 (2006: $1,190,301) which together reflect the total available funds available at balance date to progress the platform technology.

The Company's policy is to hold its cash and cash equivalent deposits in "A" rated or better deposits.

The Company's strategy is to outsource manufacturing and all continuing research to specialist, best of breed partner organisations. As a consequence, the Company has not incurred any major capital expenditure for the period and does not intend to incur substantial commitments for capital expenditure in the immediate future.

Mesoblast is committed to investing a further $5,339,452 in its associate, Angioblast, on the condition that Angioblast uses the funds to achieve a phase two clinical trial report as outlined in the Series B Preferred Stock Financing ("Series B") agreement. A further $1,080,000 will also be payable to Angioblast under the Series B agreement. On completion of all payments under the Series B agreement, Mesoblast will hold a 39.2% share of its associate provided there are no further issues of share capital which would dilute this holding.

Earnings Per Share

	2007 Cents	2006 Cents
Basic earnings/(losses) per share	(8.20)	(8.87)
Diluted earnings/(losses) per share	(8.20)	(8.87)

Dividends

No dividends were paid or declared during the course of the financial year and no dividends are recommended in respect to the financial year ended 30 June 2007.

Investment in Angioblast Systems, Inc.

Angioblast Systems, Inc. is a non-listed biotechnology company based in New York. The company was incorporated on 27 April 2001 in Delaware, United States of America.

Angioblast's principal focus is to commercialise cardiovascular applications of our adult stem cell technology which was acquired from the Hanson Institute/Institute of Medical and Veterinary Science in South Australia.

At 30 June 2007, Mesoblast has acquired a 34.6% (2006: 33.3%) interest in Angioblast. Angioblast successfully submitted an IND application to the US FDA during the financial year, at which point Mesoblasts' preference share holding converted into 33.3% of Angioblast Systems, Inc. issued common stock. The remaining 1.3% investment in Angioblast is held in the form of 94,027 preference shares acquired under the Series B Stock Financing Agreement. Mesoblast will invest a further $6,419,452 in return for 330,973 preference shares under this agreement. These preference shares will convert to an additional 5.9% holding in Angioblast common stock upon Angioblast successfully completing a phase 2 clinical trial report.

Mesoblast has provided total cash to date of $11,880,548 (2006: 8,000,000) in funding to Angioblast under the Series A and Series B agreements, for the purpose of Angioblast to continue to develop cardiovascular applications of our adult stem cell technology.

Share Options

Share Options Granted to Directors and Executives

During and since the end of the financial year, the following options over unissued ordinary shares of Mesoblast Limited were granted by the Company to the Directors and the most highly remunerated officers of the Company as part of their remuneration:

Directors	No. of options granted	No. of ordinary shares under option
Donal O'Dwyer – Non-executive director *(i)*	150,000	150,000
Most highly remunerated officers		
Paul Rennie – Chief Operating Officer *(ii)*	250,000	250,000
Kevin Hollingsworth – Company Secretary and Chief Financial Officer *(ii)*	200,000	200,000
	600,000	600,000

(i) approved by shareholders at the AGM held 23 November 2006.

(ii) approved by the board of directors on 27 July 2007.



Shares Under Option

Unissued ordinary shares of Mesoblast Limited under option at the date of this directors' report are as follows:

Option series	Issue date	Expiry date of options	Number of shares under option	Exercise price of options
1	29 September 2004	29 September 2009	4,320,000	$0.55
1	26 October 2004	30 December 2007	400,000	$0.55
2(b),(c)	16 December 2004	16 December 2007	230,000	$0.60
2(a)	16 December 2004	16 December 2008	550,000	$0.60
2(c)	16 December 2004	04 July 2008	80,000	$0.60
3	25 August 2005	31 December 2008	350,000	$0.65
3	25 August 2005	30 June 2009	350,000	$0.65
4(c)	23 February 2006	23 February 2009	80,000	$0.65
4(a)	23 February 2006	31 March 2009	34,000	$0.65
4(a)	23 February 2006	1 May 2010	66,000	$0.65
4(b)	23 February 2006	30 June 2009	316,667	$0.65
4(b)	23 February 2006	30 June 2010	350,000	$1.20
4(b)	23 February 2006	30 June 2011	350,000	$1.20
6(a)	17 March 2006	17 March 2008	50,000	$2.02
6(a)	17 March 2006	17 March 2009	50,000	$2.02
6(b)	17 May 2006	17 May 2008	10,000	$1.52
6(b)	17 May 2006	17 May 2009	10,000	$1.52
6(c)	6 June 2006	6 December 2007	10,000	$1.75
6(c)	6 June 2006	6 June 2008	10,000	$1.75
5	23 November 2006	23 November 2009	150,000	$0.65
6(d)	1 January 2007	1 July 2008	15,000	$1.96
6(d)	1 January 2007	1 January 2009	45,000	$1.96
6(d)	1 January 2007	1 January 2010	30,000	$1.96
6(d)	1 January 2007	1 January 2011	40,000	$1.96
6(d)	1 January 2007	1 August 2008	30,000	$1.96
6(d)	1 January 2007	1 February 2009	30,000	$1.96
7	27 July 2007	30 June 2012	2,480,000	$2.13
			10,436,667	

Shares Issued on Exercise of Options

Detail of shares or interests issued as a result of the exercise of options during or since the end of the financial year are:

Option series	Issue date	Number of shares issued	Amount paid per share	Amount unpaid per share
2(c)	16 December 2004	80,000	$0.60	Nil
4(a)	23 February 2006	200,000	$0.65	Nil
4(b)	23 February 2006	33,333	$0.65	Nil
4(c)	23 February 2006	10,000	$0.65	Nil
		323,333		

Significant Changes in the State of Affairs

No significant changes occurred in the state of affairs of the Company during the financial year other than those disclosed in the review of operations.

Matters Subsequent to Balance Date

On 27 July 2007, a total of 2,480,000 share options were granted to employees (including most highly remunerated executives) and consultants as approved by the Board of Directors on this date. No other matters or circumstances have arisen since 30 June 2007 up to the date of this report that the Directors believe have significantly affected or may significantly affect Mesoblasts:

- operations in future financial years;
- results of those operations in future financial years;
- state of affairs in future years.

Business Strategy Prospects for Future Years

Mesoblast is committed to the rapid commercialisation of its adult stem cell platform technology. Our ongoing strategy is to maximise shareholder wealth through rapid completion of existing clinical trial programs and to significantly extend our market opportunities by initiating new programs that build logically on extensive work that has been completed. Mesoblast will continue to aggressively engage commercial partner organisations as a key part of our ongoing strategy.

At the date of this report Mesoblast will:

- firmly focus its attention on patient enrolment and trial completion associated with our phase 2 clinical trial program in the United States for spinal fusion;
- consider the filing of a new indication with the United States Food and Drug Administration for the commencement of clinical trials associated with long bone fractures;
- aggressively pursue clinical and preclinical trial programs associated with the treatment of osteoarthritis.

Mesoblast has a strong and ongoing relationship with its sister company Angioblast Systems, Inc. in the United States. We will continue to work closely with the management and Board of Directors of Angioblast to protect and enhance our significant investment in that company.

Environmental Regulations

Mesoblasts operations are not subject to any significant environmental regulation under either Commonwealth or State legislation. The Board, however, considers that adequate systems are in place to manage the Company's obligations and is not aware of any breach of environmental requirements as they relate to the Company.

Indemnification of Officers

During the financial year, the Company paid premiums in respect of a contract insuring the Directors and Company Secretary of the Company (as named above), and all executive officers of the Company against a liability incurred as such a director, company secretary or executive officer to the extent permitted by the Corporations Act 2001. Further disclosure required under section 300(9) of the Corporations Act 2001 is prohibited under the terms of the insurance contract.

Proceedings on Behalf of the Company

The Corporations Act 2001 allows specified persons to bring, or intervene in, proceedings on behalf of the Company. No proceedings have been brought or intervened in on behalf of the Company with leave of the Court under section 237 of the Corporation Act 2001.

Non-audit Services

PKF provided no non audit services during the year and accordingly there were no amounts paid or payable to PKF for such services (2006: nil).

Auditor's Independence Declaration

A copy of the auditor's declaration under Section 307C in relation to the audit for the year ended 30 June 2007 is included on page 23 of the annual report.





Michael Spooner
Non-executive Chairman – Bcom, ACA, MAICD

Shares held: *200,000*
Options held: *1,100,000*

Mr Spooner is a well known and respected business leader. He has an extensive network of relationships with investment firms and business communities across the globe, having spent the majority of the past 25 years living and working internationally. Previously, Mr Spooner was Managing Director & CEO of Ventracor Limited where he led the transformation of a small Australian listed life sciences company into the second highest performing stock on the S&P/ASX 200 index in 2003. He was a Principal Partner and Director of Consulting Services with PricewaterhouseCoopers (Coopers & Lybrand) in Hong Kong for several years. Currently, Mr Spooner advises a number of high growth corporations and is a non-executive director of Peplin Limited.

Other directorships of listed companies over the past three years are Director of Peplin Limited and Ventracor Limited.



Silviu Itescu
Director and Chief Scientific Adviser – MBBS (Hons), FRACP, FACP, FACR

Shares held: *37,120,000*
Options held: –

Professor Itescu is on the medical faculties of both Columbia University in New York and the University of Melbourne. He has established an outstanding international reputation in the fields of stem cell biology, autoimmune diseases, organ transplantation, and heart failure. In these areas of focus he has gained broad experience, from basic research in the laboratory through to new drug development and clinical evaluation. Most recently he has pioneered novel approaches to the use of adult stem cells for the treatment of heart disease, is leading international collaborative trials in this area, and has been an adviser on cell therapy for cardiovascular diseases to both the United States President's Council on Bioethics and the United States FDA Biological Response Modifiers Advisory Committee (BRMAC). Professor Itescu has consulted for various international pharmaceutical companies, has been an adviser to biotechnology and health care investor groups, and is a non-executive director of Amrad Corporation and Ambri Limited. Professor Itescu is the founder of both Mesoblast Limited and Angioblast Systems, Inc.

Professor Itescu is currently on the Board of Directors of both Mesoblast Ltd and Angioblast Systems, Inc.

Other directorships of listed companies over the past three years are Director of Amrad Corporation Limited and Ambri Limited.



Donal O'Dwyer
Non-executive Director – BE, MBA

Shares held: –
Options held: *300,000*

Mr O'Dwyer has almost 20 years experience as a senior executive in the global cardiovascular and medical devices industries. From 1996 to 2003, Mr O'Dwyer worked for Cordis Cardiology, the cardiology division of Johnson & Johnson's Cordis Corporation, initially as its president (Europe) and from 2000 as its worldwide president. Cordis is the world's largest manufacturer of innovative products for interventional medicine, minimally invasive computer-based imaging, and electrophysiology. In his role, Mr O'Dwyer led Cordis through the launch of the revolutionary Cypher drug eluting coronary stent technology, and saw the company take over number one market share of coronary stents worldwide. He directly supervised an increase in sales from $US500 million in 2000 to $US2 billion in 2003. Prior to joining Cordis, Mr O'Dwyer worked for 12 years with Baxter Healthcare, rising from plant manager in Ireland to president of the Cardiovascular Group, Europe, now Edwards Lifesciences. Mr O'Dwyer is a qualified civil engineer, has an MBA and is on the board of a number of companies including Cochlear Limited and Sunshine Heart Inc.

Mr O'Dwyer is currently Mesoblast's representative on the Board of Directors for Angioblast Systems, Inc.

Other directorships of listed companies over the past three years are Director of Cochlear Limited and Sunshine Heart Inc. and Chairman of Atcor Medical Holdings Limited.





Byron McAllister
Non-executive Director – BS M.Agr

Shares held: –
Options held: 150,000

Mr McAllister has extensive expertise in product development, quality assurance, and obtaining FDA regulatory approvals within the healthcare industry. He has extensive expertise within the biologics, pharmaceutical and medical device industries, and has prepared full documentation for approval by the U.S. FDA, UK MCA, and other world health regulatory authorities. Most recently, Mr McAllister has served as Vice President, Worldwide Quality Assurance, for the Ares-Serono Group based in Geneva and Boston, overseeing operations in over a dozen countries. Mr McAllister has held senior management positions in manufacturing and quality assurance with Abbott Laboratories', Ross Laboratories and Diagnostics Divisions, Amersham Corporation, and Coulter Electronics Corporation. He is a member of the PDA (Parenteral Drug Association), American Society for Quality (ASQ), and the Regulatory Affairs Professionals Society (RAPS).

Paul Rennie
Chief Operating Officer – B. Sc., MBM, MS

Shares held: –
Options held: 250,000

Mr Rennie has over 25 years experience in marketing and business development within the Australian biomedical and pharmaceutical industry. He was formerly Director of Business Development for Soltec, a wholly owned subsidiary of F H Faulding & Co. Ltd., with focus on developing improved pharmaceutical drug delivery systems. Previously, as Business Development Manager for the Biosciences Division of Bonlac, he led the commercialisation strategies and licensing negotiations between Bonlac's CPP-ACP technology to Warner Lambert. Between 1990–1994 he held various positions with the global pharmaceutical company Merck Ltd, where as National Sales and Marketing Manager he was responsible for Australia-wide sales of pharmaceuticals, analytical reagents, environmental monitoring products, and scientific research products. In this capacity, Mr Rennie implemented a new strategic plan which contributed to transforming Merck Australia from having a loss in 1993 to record sales and profits in 1996.

Kevin Hollingsworth
Company Secretary and Chief Financial Officer – FCPA, FCMA

Shares held: –
Options held: 200,000

Mr Hollingsworth is a Fellow of CPA Australia, and a past chairman of both the National and Victorian Industry and Commerce Accountants Committees. He is also a Fellow of the Chartered Management Accountants and a Past National President of CIMA Australia. Mr Hollingsworth has most recently been non-executive director and company secretary for Alpha Technologies Corporation Ltd, a global company with operations in the US, Mexico, Europe and China, designing and manufacturing temperature sensors for disposable medical devices, as well as precision thermometry and instrumentation for the biotechnical and life science industry.

Meetings of Directors

The number of meetings of the Company's directors (including committee meetings of directors) held during the year ended 30 June 2007 and the numbers of meetings attended by each director were:

	Board of directors		Audit & Risk committee		Nomination & Remuneration committee	
Director	Held	Attended	Held	Attended	Held	Attended
Michael Spooner	8	8	3	3	1	1
Silviu Itescu	8	8	3	3	1	1
Byron McAllister	8	7	3	3	1	1
Donal O'Dwyer	8	8	3	3	1	1


L
HBL

The directors of the Company present the following remuneration report, which forms part of the directors' report and has been prepared in accordance with s300A of the Corporations Act 2001. The remuneration report has been audited by PKF Chartered Accountants.

The remuneration report is set out under the following main headings:

A. Key Management Personnel

B. Remuneration Principles and Policy

C. Service Agreements

D. Remuneration of Key Management Personnel

E. Share-based Compensation

A. Key Management Personnel

The directors and executives set out in the tables below are also considered to be the key management personnel of Mesoblast Limited, in that they have authority and responsibility for planning, directing and controlling the activities of the Company. Key management personnel of the Company includes all directors, executive or otherwise.

Directors

The following directors of Mesoblast Limited held office during or since the end of the financial year:

Name	Position
Michael Spooner *(i)*	Non-executive Chairman
Silviu Itescu	Executive Director and Chief Scientific Adviser
Byron McAllister	Non-executive Director
Donal O'Dwyer	Non-executive Director and Deputy Chairman

Executives

The highest remunerated executives of the Company, including executive directors, during the year were:

Name	Position
Michael Spooner *(i)*	Executive Chairman
Silviu Itescu	Chief Scientific Adviser
Paul Rennie	Chief Operating Officer
Kevin Hollingsworth	Company Secretary and Chief Financial Officer

(i) Michael Spooner resigned as executive Chairman on 8th August 2007. He becomes non-executive Chairman after this date.

No other changes to key management personnel have occurred after the reporting date and prior to the date of the Directors' Declaration, other than those indicated above.

B. Remuneration Principles And Policy

Board Policy for Determining Remuneration

The Company's goal is to engage and promote excellence at Board level, in staff members and in partner organisations. The Company looks to engage the services of individuals and organisations with the experience necessary to assist the Company in meeting its strategic objectives. The Board of Directors has determined that recurring costs associated with full time employment should be held to a minimum wherever possible whilst maintaining a high level of competency in core skills in clinical and regulatory management.

The Board ensures that executive reward complies with good reward governance practices:

- Competitiveness and reasonableness
- Acceptability to shareholders
- Performance linkage
- Transparency
- Capital management

The Company has structured an executive remuneration framework that is market competitive and complimentary to the reward strategy of the organisation.

The Company's remuneration framework is aligned to shareholders interests and in particular aligned to the rapid commercialisation of the Company's intellectual property and in achieving its milestones in a highly ethical and professional manner.

The executive remuneration framework provides a mix of fixed and variable pay and performance incentive rewards.

Remuneration Structure

(a) Non-executive directors fees

Directors fees were determined as at the date of the Company's public listing on 16 December 2004 and by reference to industry standard. Directors fees have not changed since 16 December 2004. Components of the remuneration package include a cash element together with unquoted medium term options.

Director fees are $40,000 per non executive director and $75,000 for the Chairman and reflect the demands which are made on and the responsibilities of the Directors. A limit to total directors' fees of $500,000 was set at the time of the public listing and has not subsequently changed.

(b) Executive pay

The executive pay and reward framework has three components, which in combination comprises the executives' total remuneration:

- Base pay and benefits (i)
- Short term performance incentives (ii)
- Long term performance incentives (iii)

(i) Base pay and benefits
A total employment cost package may include a combination of cash and prescribed non-financial benefits at the executives' discretion.

Executives are offered a competitive base pay that comprises the fixed component of pay and rewards. The base pay for executives is reviewed annually to ensure it is competitive with the market. An executive's pay is also reviewed on promotion.

There is no guaranteed base pay increases included in any executive contracts.

(ii) Short term performance incentives
Bonuses are payable to executives based upon the attainment of agreed corporate and individual milestones and are reviewed annually and approved by the Board of Directors.

(iii) Long term performance incentives
Performance conditions were attached to the following options granted to key management personnel in previous financial years (there are no long term performance incentives attached to remuneration granted in the current financial year):

*Options granted to Paul Rennie**

- 80,000 options will vest on achieving a Standard Operating Procedure (SOP) for the manufacture of cells. This milestone was reached on 6 September 2006;
- 80,000 options vest on completing human pre-regulatory trials for a Mesoblast Orthopaedic Application of the licenced technology. This milestone is expected to be reached on 4 July 2008, being the date the last patient is due to have their final follow up visit;
- 80,000 options vest on approval of Mesoblast's US Food and Drug Administration (FDA) Investigative New Drug (IND) approval. This milestone was reached on 16 December 2006;

** Paul Rennie transferred these options to another holder on 15 November 2006, consequently he no longer holds these options.*

Options granted to Byron McAllister

- 75,000 options vest should the Company achieve an IND approval from the US FDA for initiating multi-centre orthopaedic clinical trials within a period of 2 years after the Company became listed on the ASX (16 December 2004). This milestone was reached on 16 December 2006;
- 75,000 options vest should Angioblast Systems, Inc. achieve IND approval from the US FDA for initiating multi-centre cardiovascular clinical trials within a period of 3 years after the Company became listed on the ASX (16 December 2004). This milestone was reached on 1 May 2007.

These performance conditions were chosen as they are fundamental to the Company's progress towards the commercialisation of it's products. The dates these milestones are deemed to have been met are as follows:

- For options that are granted on obtaining IND approval, IND approval is deemed to be the date 30 days following the date when the IND application is lodged with the FDA, provided the FDA has not placed a hold on the clinical trial.
- For options granted on achieving an SOP, the SOP is deemed to have been achieved on the date when the SOP has been approved and released by Quality Assurance.
- For options granted on completing a human pre-regulatory trial, the completion date is deemed to be the date of the last patient's follow-up visit, which normally occurs 12 months after MPC's have been implanted into the patient.

Relationship Between Remuneration Policy and Company Performance

	16 December 2004 (date of listing)	30 June 2005	30 June 2006	30 June 2007
Closing share price (IPO price)	$0.50	$0.43	$1.52	$2.02
Price increase/(decrease) $	n/a	$(0.07)	$1.09	$0.50
Price increase/(decrease) %	n/a	(14%)	255%	33%

Mesoblast is continuing to conduct research and development of it's adult stem cell technology, and has reported losses to date mainly as a consequence of expensing research and development. It is yet to pay shareholders a dividend, and does not expect to pay a dividend prior to commercialising its products. It is has not made any returns of capital to shareholders to date.

C. Service Agreements

Remuneration and other terms of employment for the Executive Chairman, Chief Scientific Adviser and other key management personnel are formalised in service agreements. These agreements may provide for the provision of performance related cash bonuses and the award of options.

Provisions of the agreements relating to remuneration are set out below:

Michael Spooner, non-executive Chairman*
Executive chairman
The Board of Directors has continued the agreement for the Executive Chairman, under the same terms set out below, until resignation date of 8th August 2007:

- Term of agreement: commencing 15 August 2005;
- Executive salary: $300,000 per annum (inclusive of superannuation);
- Short term incentive of $150,000 based upon successful completion of several critical milestones;



- Share options as follows:
  - 350,000 65 cent options vested on 31 December 2005, expiring 31 December 2008
  - 350,000 65 cent options vested on 30 June 2006, expiring 30 June 2009

*Non-executive Chairman**
- Term of agreement: commencing 8 August 2007;
- Chairman fees: $75,000, inclusive of superannuation.

Silviu Itescu, Director and Chief Scientific Adviser
Agreement in operation from 12 November 2004 to 31 January 2007:
- Term of agreement: commencing 12 November 2004;
- Base salary: $125,000 in the first year reviewed independently and annually (but not to be less than $125,000) by the Board of Directors;
- Termination: no terms have been agreed;
- Bonus: nil;
- Options: nil.

Agreement in operation from 1 February 2007:
- Term of agreement: commencing 1 February 2007;
- Salary: $190,000 inclusive of superannuation per annum ;
- Termination: no terms have been agreed;
- Bonus: nil;
- Options: nil.

Bryon McAllister, Non-executive Director*
- Term of agreement: commencing 28 September 2004;
- Director fees: $40,000 in the first year reviewed independently and annually by the Board of Directors;
- Termination: no terms have been agreed;
- Bonus: nil;
- Options: two equal tranches of 75,000. These options vest according to the milestones specified in section B(b)(iii) of this remuneration report.

Donal O'Dwyer, Non-executive Director*
- Term of agreement: commencing 28 September 2004;
- Director fees: $40,000, inclusive of superannuation, in the first year reviewed independently and annually by the Board of Directors;
- Termination: no terms have been agreed;
- Bonus: nil;
- Options: 150,000 60 cent options held in escrow until 16 December 2006.

Paul Rennie, Chief Operating Officer
Agreement in operation from 10 December 2004 to 31 May 2007:
- Term of agreement: commencing 10 December 2004 and ongoing;
- Base salary: $185,000 per annum, full time;
- Superannuation: $20,000 per annum;
- Termination: by three months' notice from either side;
- Bonus: at the discretion of the Board of Directors.

Agreement in operation from 1 June 2007:
- Term of agreement: commencing 1 June 2007;
- Base salary: $140,000 per annum, three days per week;
- Superannuation: $25,000 per annum;
- Termination: by three months' notice from either side;
- Bonus: $80,000 ($40,000 payable on 1 July 2007 and $40,000 payable on 1 January 2008).

Kevin Hollingsworth, Chief Financial Officer and Company Secretary

No formal agreement specifying remuneration is in place. Kevin Hollingsworth is paid on a time-spent basis.

** non-executive directors are appointed by shareholders on the basis that 1/3 of all non executive directors retire annually and are eligible for re-election at the Company's Annual General Meeting.*

D. Remuneration of Key Management Personnel

Details of the remuneration of each director of Mesoblast Limited and the key management personnel of the Company are set out below.

	Short term employee benefits		Post-employment benefits	Share-based payments			
	Salary & fees $	Bonus (i) $	Superannuation $	Options & rights $	Total $	Remuneration consisting of options %	Performance based remuneration (ii) %
Directors							
2007							
Executive directors							
Michael Spooner	275,229	137,615	37,156	29,000	479,000	6.1%	28.7%
Silviu Itescu	160,130	–	6,537	–	166,667	–	–
Non-executive directors							
Byron McAllister *(iii)*	40,000	–	–	10,875	50,875	21.4%	–
Donal O'Dwyer	36,697	–	3,303	70,571	110,571	63.8%	–
	512,056	137,615	46,996	110,446	807,113		
2006							
Executive directors							
Michael Spooner	249,426	150,000*	22,448	198,000	619,874	31.9%	24.2%
Silviu Itescu	137,500	–	–	–	137,500	–	–
Non-executive directors							
Byron McAllister *(iii)*	40,000	–	–	21,750	61,750	35.2%	35.2%
Donal O'Dwyer	36,697	–	3,303	21,750	61,750	35.2%	–
	463,623	150,000	25,751	241,500	880,874		
Other Key Management Personnel							
2007							
Paul Rennie *(iv)*	176,583	50,000*	21,248	21,894	269,725	8.1%	20.7%
Kevin Hollingsworth	113,069	–	–	–	113,069	–	–
	289,652	50,000*	21,248	21,894	382,794		
2006							
Paul Rennie *(iv)*	150,000	45,520	20,006	196,639	412,165	47.7%	17.6%
Kevin Hollingsworth	100,000	–	–	–	100,000	–	–
	250,000	45,520	20,006	196,639	512,165		
Total 2007	801,708	187,615	68,244	132,340	1,189,907		
Total 2006	713,623	195,520	45,757	438,139	1,393,039		

** Bonuses were paid in full into the executive's nominated superannuation fund.*

(i) All bonuses reported in the above table are 100% of the bonus entitlement for each relevant executive. Bonuses forfeited during the year as a result of performance targets not being met were nil (2006: nil).

(ii) Performance-based remuneration includes all bonuses paid, and certain amounts of share-based remuneration, as described in (iii) and (iv) below. The grants of options that are subject to performance criteria are further described in section B(b)(iii) of this remuneration report. Share-based remuneration and bonuses that are not subject to performance criteria relates to options issued in order to facilitate the growth and performance of the company as a whole, rather than for a specific milestone to be met.

(iii) Byron McAllister's share-based remuneration is 100% performance based (2006: 100%).

(iv) An amount of $5,945 of Paul Rennie's share-based remuneration is performance based (2006: $22,693).

E. Share-based Compensation

Options to purchase fully paid shares of the Company granted as remuneration during the year:

	Grant Date	Granted No.	Vesting date *(i)*	Expiry date	Exercise price $	Fair value $
2007						
Donal O'Dwyer*(ii)*	23/11/2006	50,000	23/11/2006	23/11/2009	0.65	0.589
Donal O'Dwyer*(ii)*	23/11/2006	50,000	23/11/2007	23/11/2009	0.65	0.678
Donal O'Dwyer*(ii)*	23/11/2006	50,000	23/11/2008	23/11/2009	0.65	0.718
2006						
Michael Spooner*(ii),(iii)*	25/08/2005	350,000	31/12/2005	31/12/2008	0.65	0.19
Michael Spooner*(ii),(iii)*	25/08/2005	350,000	30/06/2006	30/06/2009	0.65	0.21
Paul Rennie	23/02/2006	150,000	30/06/2006	30/06/2009	0.65	0.89
Paul Rennie	23/02/2006	150,000	30/06/2007	30/06/2010	1.20	0.65
Paul Rennie	23/02/2006	150,000	30/06/2008	30/06/2011	1.20	0.75

All share options issued to key management personnel were made in accordance with the provisions of the executive share option plan. All options issued were issued for no consideration, therefore there are no amounts unpaid with respect to these options. There are no performance criteria attached to any of the options granted during the year (2006: nil).

(i) Vesting dates are not subject to any milestones being met.

(ii) Modifications to terms and conditions of certain options during the year are as follows:

Options granted to Michael Spooner and Donal O'Dwyer (above) were originally granted with exercise conditions, in addition to those described above, as follows:

- *1/3 of the vested options could be exercised in the first 12 months following vesting date;*
- *up to a total of 2/3 could be exercised between 12 and 24 months following vesting date;*
- *the balance being able to be exercised (to the extent not already exercised) between 24 months and 36 months of vesting.*

On 5 June 2007, the Board of Directors approved that the conditions described above be removed from the terms and conditions of the affected options. These options are now able to be exercised in full. The share price of the securities under option as at the date of the modification was $2.20. The Directors do not believe there is any incremental fair value granted as a result of the modification.

(iii) Michael Spooner's options are to be held in Escrow in either shares or as options until the earlier of Mr Spooner's retirement from the Board or 60 days following 31 July 2008 at which time any outstanding options will lapse.

Options held by key management personnel that vested during the year :

	Number of options vested during the year	
	2007	**2006**
Michael Spooner	200,000	900,000
Donal O'Dwyer	125,000	75,000
Byron McAllister	150,000	–
Paul Rennie	–	230,000

Options held by key management personnel that were exercised during the year

There were no options exercised by key management personnel during the year (2006: nil), therefore no securities were issued as a result of any options being exercised (2006: nil).

Value of options issued to directors and key management personnel

The following table summarises the value of options granted, exercised or lapsed during the annual reporting period to the identified directors and executives:

	Value of options granted at grant date *(i)* $	Value of options exercised at the exercise date $	Value of options lapsed at the the date of lapse $	Total $
Michael Spooner	–	–	–	–
Silviu Itescu	–	–	–	–
Byron McAllister	–	–	–	–
Donal O'Dwyer *(ii)*	99,250	–	–	99,250
Paul Rennie	–	–	–	–
Kevin Hollingsworth	–	–	–	–

(i) The value of options granted during the period is recognised in compensation over the vesting period of the grant, in accordance with Australian accounting standards.

(ii) Options granted at the AGM held 23 November 2006.

Value of options yet to vest after the end of the current financial year

	Vested %	Forfeited %	Subsequent financial years in which options vest	Minimum total value of grant $	Maximum total value of grant not yet recognised $
Michael Spooner	100%	–	–	–	–
Silviu Itescu	–	–	–	–	–
Byron McAllister	100%	–	–	–	–
Donal O'Dwyer *(i)*	66.6%	–	2008 & 2009	–	39,554
Paul Rennie	–	–	–	–	–
Kevin Hollingsworth	–	–	–	–	–

(i) Donal O'Dwyer's options are not performance based, however should he leave the Company before they vest the options will lapse and the value will be nil.

This report is made in accordance with a resolution of the Directors.

Mr Michael Spooner
Non-executive Chairman

30 August 2007
Melbourne

PKF

Chartered Accountants
& Business Advisers

AUDITOR'S INDEPENDENCE DECLARATION TO THE DIRECTORS OF MESOBLAST LIMITED

As lead auditor for the audit of Mesoblast Limited for the year ended 30 June 2007, I declare that, to the best of my knowledge and belief, there have been:

(a) no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the audit; and

(b) no contraventions of any applicable code of professional conduct in relation to the audit.

This declaration is in respect of Mesoblast Limited and the entities it controlled during the year.

PKF
Chartered Accountants

R A Dean
Partner

30 August 2007
Melbourne

Tel: +61 3 9603 1700 | Fax: +61 3 9602 3870 | www.pkf.com.au
Victorian Partnership | ABN 56 527 914 493
Level 14 |140 William Street | Melbourne | Victoria 3000 | Australia
GPO Box 5099 | Melbourne | Victoria 3001

The Board of Directors of Mesoblast Limited is responsible for the corporate governance of the Company. The Board guides and monitors the business and affairs of the Company on behalf of the shareholders by whom they are elected and to whom they are accountable. The Company is committed to implementing the highest standards of corporate governance.

In setting its standards the Company has considered the ASX Corporate Governance Council's Principles of Good Corporate Governance and Best Practice Recommendations ("ASXCGC recommendations") which were released in March 2003. Details of these recommendations can be found on the ASX website at http://www.asx.com.au/supervision/governance/index.htm. Whilst the Company continues to develop and improve its corporate governance processes and standards, the Board is pleased to advise that Mesoblast's practices are largely consistent with the ASXCGC recommendations. The Board will continue to ensure that the model is relevant, efficient and cost effective to the Company and its shareholders. In accordance with the ASXCGC recommendations, the corporate governance statement that follows contains certain specific information and discloses the extent to which the Company has followed the guidelines during the 2007 year. Any departures to the guidelines have been fully explained. Mesoblast's corporate governance statement is structured with reference to the ASXCGC principles and recommendations.

1. Lay solid foundations for management and oversight

In general, the Board is responsible for, and has authority to determine, all matters relating to the policies, practices, management and operations of the Company. Specifically the Board's functions include:

- setting the overall Company financial goals;
- approving strategies, objectives and plans for the Company's businesses to achieve these goals;
- reporting to shareholders on the Company's strategic direction and performance including constructive engagement in the development, execution and modification of the Company's strategies;
- ensuring risks to the business are identified, and approving systems and controls to manage these risks and monitor compliance;
- meeting statutory and regulatory requirements and overseeing the way in which business risks and the assets of the Company are managed.
- approving the Company's major human resources (HR) policies and overseeing the development strategies for senior and high performing executives;
- monitoring executive management and business performance in the implementation and achievement of strategic and business objectives;
- ratifying and approving the appointment and removal of executives;
- approving financial plans and annual budgets;
- monitoring financial results on an on-going basis;
- determining that satisfactory arrangements are in place for auditing the Company's financial affairs;
- approving key management recommendations (such as major capital expenditure, acquisitions, divestments, restructuring and funding); and
- overseeing the management of occupational health and safety and environmental performance.

2. Structure the Board to add value

2.1 Board composition and independence

During the 2007 year, the Board of Directors comprised four Director's – two executives and two non-executives.

The term in office held by each Director in office as at 30 June 2007 is as follows:

Name	Term as director	Position held at 30 June 2007
Michael Spooner	2 yrs 9 mths	Executive Chairman
Silviu Itescu	3 yrs 1 mths	Executive Director
Byron McAllister	2 yrs 9 mths	Independent Director
Donal O'Dwyer	2 yrs 9 mths	Independent Director

The skills, experience and expertise relevant to their position for all Directors is contained in the Directors' Report.

Directors are appointed to the Board based on the specific governance skills required by the Company and on the independence of their decision making and judgement. The skills, experience and expertise relevant to the position of director held by each Director in office at the date of the annual report is included in the Directors' Report. Each member of the Board is committed to spending sufficient time to enable them to carry out their duties as a Director of the Company.

Directors of Mesoblast are considered to be independent when they are independent of management and free from any business or other relationship that could materially interfere with, or could reasonably be perceived to materially interfere with, the exercise of their unfettered and independent judgement. In the context of director independence, "materiality" is considered from both the Company's and an individual director's perspective. The determination of materiality requires consideration of both quantitative and qualitative elements. An item is presumed to be quantitatively immaterial if it is equal or less than 2% of the Company's

gross revenue or expenditure (whichever is the greater). In accordance with the definition of independence above, and the materiality thresholds set by the Board, the following Directors of Mesoblast were considered to be independent:

- Donal O'Dwyer (Deputy Chairman and Chairman of the Audit & Risk Committee)
- Byron McAllister

There are procedures in place, agreed by the Board, to enable Directors, in furtherance of their duties, to seek independent professional advice at the Company's expense.

2.2 Independent Chairman

The Executive Chairman was appointed to the position in 2005 and confirmed at the Company's 2005 Annual General Meeting. On 8th August 2007, the Executive Chairman resigned from this role, and will remain as a non-executive Chairman until a suitable replacement is found at which time he will then continue as a non-executive Director. From this date, the Chairman is considered to be independent. The Board is currently pursuing a global search for a new non-executive Chairman.

2.3 Role of the CEO (or equivalent)

At the date of this annual report, the equivalent role to that of CEO for the Company is not held by the Chairman, which is in accordance with the ASXCGC recommendations.

2.4 Nomination committee

The Board has established a nomination committee comprising four directors as follows:

Name	Position held during the year
Michael Spooner	Executive Chairman*
Silviu Itescu	Executive member
Byron McAllister	Independent member
Donal O'Dwyer	Independent member

** Resigned from an executive position on 8th August 2007.*

Whilst the committee has been formed, given the size and nature of the Company's operations to date the Board has chosen to discuss those matters usually considered by the nomination committee at the full Board during its regular meetings. Details of meetings attended are found in the Directors' Report.

3. Promote ethical and responsible decision-making

3.1 Code of conduct

As part of its commitment to recognising the legitimate interests of stakeholders, the Company has established certain Codes of Conduct to guide all employees, particularly Directors, the Chief Financial Officer (CFO) and other senior executives in respect of ethical behavior expected by the Company. These Codes of Conduct cover conflicts of interest, confidentiality, fair dealing, protection of assets, compliance with laws and regulations, whistle blowing, security trading and commitments to stakeholders.

3.2 Trading policy applied to directors, officers and employees

The Board of Directors is committed to a free and open market for the Company's securities. Accordingly, the Board fully supports the spirit and letter of the law and the listing rules concerning adequate and reasonable disclosure of information relevant to the Company and its securities in line with contemporary continuous disclosure requirements.

The Board is also mindful that trading by directors and other employees of the Company at certain times may not be in the best interests of the above commitment. Accordingly, the Board has established and promulgated to all directors, staff and key consultants, a Security Trading Code of Conduct to guide those officers in their responsibilities in respect of trading in the Company's and other companies' securities.

Trading restrictions

The directors, employees and key consultants are permitted to trade in the Company's securities at any time subject to the following approval procedures:

- a request to trade is submitted to the Company Secretary who circulates this request to the executive Directors;
- the executive Directors have 7 days to respond and either approve or deny the request; and
- at the end of this 7 day period, if there is no objection, then that person has a trading window of 7 calendar days from the deemed approval date, provided they do not hold any price sensitive information.

Reporting of trading

The Company Secretary is committed to reviewing regularly the contents of the share register, which is currently maintained by Link Market Services Limited. Any significant share trading by officers of the Company is duly noted and shall be reported to the Board in a timely manner.

Price sensitive information

The Company has published for officers' guidance an exhaustive definition and explanation of what may amount to price sensitive information.

Trading in other companies' securities

The Company's Security Trading Code of Conduct is also expressly applied to other companies with which the Company may have dealings where an officer may have, or be perceived to have, price sensitive information.

4. Safeguard integrity in financial reporting

4.1 Chief Scientific Adviser (CSA) and Chief Financial Officer (CFO) declarations

The Company has processes in place designed to ensure the truthful and factual presentation of the Company's financial position, and prepares and maintains its accounts fairly and accurately in accordance with the generally accepted accounting and financial reporting standards. In accordance with the Board's policy and the requirements of the Corporations Act 2001, the CSA and the CFO made the attestations recommended by the ASX Corporate Governance Council Best Practice Recommendation 4.1 as to the Company's financial condition and its operating results prior to the Board signing this annual report.



4.2 Audit and risk committee establishment
The Board has established an audit and risk committee, to which it has delegated the responsibility for ensuring that an effective internal control framework exists within the entity. This includes internal controls to deal with both the effectiveness and efficiency of significant business processes, the safeguarding of assets, the maintenance of proper accounting records, and the reliability of financial information as well as non-financial considerations such as the benchmarking of operational key performance indicators.

4.3 Audit and risk committee structure
As at 30 June 2007, the audit and risk committee comprised of at least three members, the majority of whom are independent directors and the chairperson of the committee is not the chairperson of the Board. The members of the audit and risk committee during the year and their qualifications can be found in the Directors' Report.

4.4 Formal charter
The audit and risk committee operates under a formal charter approved by the Board.

Details of the number of meetings of the audit and risk committee held during the year and the attendees at those meetings can be found in the Directors' Report.

In line with best practice the audit and risk committee is charged with the selection, independence and rotation of the external auditor.

The audit and risk committee reports to the Board the following information:

- an assessment of whether the external reporting is consistent with committee members' information and knowledge and is adequate for shareholder needs;
- an assessment of the management processes supporting external reporting;
- procedures for the selection and appointment of the external auditor and for the rotation of external audit engagement partners;
- recommendations for the appointment or removal of an auditor;
- an assessment of the performance and independence of the external auditors and whether the audit committee is satisfied that independence has been maintained, particularly with reference to any non-audit services provided; and
- results of its review of risk management and internal compliance and control systems.

5. Make timely and balanced disclosure

The Board has established a policy governing continuous disclosure and has designated the Company Secretary as the person responsible for overseeing and coordinating disclosure of information to the ASX as well as communicating with the ASX. In accordance with the ASX Listing Rules, the Company immediately notifies the ASX of information:

- concerning the Company that a reasonable person would expect to have a material effect on the price or value of the Company's securities; and
- that would, or would be likely to, influence persons who commonly invest in securities in deciding whether to acquire or dispose of the Company's securities.

Upon confirmation of receipt from the ASX, the Company posts all information disclosed in accordance with this policy on the Company's website at www.mesoblast.com.

6. Respect the rights of shareholders

6.1 Communications strategy
The Company respects the rights of its shareholders and to facilitate the effective exercise of those rights the Company is committed to:

- communicating effectively with shareholders through releases to the market via the ASX, the Company's website, information mailed and emailed to shareholders and the general meetings of the Company;
- giving shareholders ready access to balanced and understandable information about the Company and corporate proposals;
- making it easy for shareholders to participate in general meetings of the Company.

The Company also makes available a telephone number and e-mail address for shareholders to make enquiries of the Company.

6.2 External auditor requested to attend annual general meeting
The Board has requested the external auditor to attend the annual general meeting and be available to answer shareholder questions about the conduct of the audit and the preparation and content of the auditor's report.

7. Recognise and manage risk

7.1 Establish policies on risk oversight and management
As mentioned above the Board has established an audit and risk committee ("the committee") to inter alias, review and monitor management's risk management and internal compliance and control systems.

On a continuous basis the Board has charged the committee with responsibility to:

- clearly describe the respective roles of the Board, the committee, management and the internal audit function; and
- prescribe the necessary elements of an effective risk management system, namely, oversight, risk profile, risk management, compliance and control, and assessment of system effectiveness.

7.2 Establish policies on risk oversight and management
The Chief Scientific Adviser and the Chief Financial Officer in providing written certifications in accordance with the requirements of Section 295A (2) of the Corporations Act 2001 have also certified in writing to the Board that such certification is founded on a sound system of risk management and internal compliance and control, which implement the policies adopted by the Board, and the Company's risk management and internal compliance and control systems are operating efficiently and effectively in all material respects.

8. Encourage enhanced performance

The performance of key executives of the Company is reviewed annually and assessed against the overall Company objectives and specific milestones where applicable. This review is used in the majority of cases to determine annual bonuses and remuneration packages for the ensuing year.

Review of performance of the Board of Directors, both individually and collectively, is currently being progressed by the remuneration committee. The remuneration committee will endeavour to complete its review by the end of the calendar year.

9. Remunerate fairly and responsibly

9.1 Disclosure of remuneration policy and procedures
The Board is responsible for determining and reviewing compensation arrangements for the Directors themselves, the Chairman, the Chief Scientific Adviser and the executive team. Details of the nature and amount of each element of remuneration, including both monetary and non-monetary components, for each Director and the five highest-paid executives during the year can be found in the Directors' Report.

9.2 Remuneration committee
Composition and charter
The Board has established a remuneration committee, comprising three directors, the majority of which are non-executive Directors, and Chairperson of the remuneration committee is not the Chairperson of the Board. The remuneration committee operates under a formal charter approved by the Board. Whilst the committee has been formed, given the size and nature of the Company's operations to date the Board has chosen to discuss those matters usually considered by the remuneration committee at the full Board during its regular meetings.

Responsibilities
The responsibilities of the remuneration committee include providing a review and recommendation to the Board of:

- executive remuneration and incentive policies;
- remuneration packages of senior management;
- the Company's recruitment, retention and termination policies and procedures for senior management;
- incentive schemes; and
- the remuneration framework for directors.

Remuneration policies
The expected outcomes of the remuneration structure are to retain and motivate key executives, attract quality management and provide performance incentives which align performance and company success in a manner that is market competitive, consistent with best practice and in the interests of shareholders.

Executives are given limited salary packaging options for their base salary including superannuation. It is intended that the manner of payment is optimal for the recipient without increasing the cost to the Company. Executive performance and remuneration includes an "at-risk" component, the payment of which is dependent upon individual and team performance relative to specific targets.

Details of the nature and amount of each element of remuneration for each director and the Company's highest-paid executives during the year can be found in the remuneration report section of the Directors' Report.

9.3 Directors remuneration framework
Executive Directors are remunerated in the same manner as other executives of the Company, as described above. Non-executive Directors are paid a director's fee only, and are not paid bonuses or provided with retirement benefits other than statutory superannuation.

During the first period following listing of the Company on the ASX, it was considered appropriate to align the interests of the Directors with the long-term goals of the Company by granting options to non-executive Directors. At the last annual general meeting held 23 November 2006, the shareholders approved the issue of share options to one non-executive Director on his appointment as Deputy Chairman of the Company. No further share options have been issued to non-executive Directors.

9.4 Share-based executive remuneration
Long-term incentive arrangements have been provided by participation in the Executive Share Option Plan, which has been approved by shareholders, to ensure key employees maintain a long-term interest in the growth and value of the Company.

10. Recognise the legitimate interests of stakeholders

The Board recognises the legitimate interests of wider stakeholders in the Company and has, in its Code of Conduct, made specific commitments to these respective stakeholders.

The above information can also be found on the Company's website at www.mesoblast.com.

Financial Statements

for the year ended 30 JUNE 2007

CONTENTS	PAGE

Income Statement

for the year ended 30 JUNE 2007

	Note	30 June 2007 $	30 June 2006 $
Revenues from continuing operations	2(a)	1,679,317	2,821,758
Expenses from continuing operations			
Research and development		(4,584,680)	(5,358,277)
Management and administration		(2,550,779)	(2,177,053)
Employee benefits expense		(1,557,321)	(1,570,514)
Interest costs		(542)	(110,092)
Share of losses of equity accounted associates		(1,714,126)	(1,904,409)
Total expenses from continuing operations	2(b)	(10,407,448)	(11,120,345)
Loss before income tax expense		(8,728,131)	(8,298,587)
Income tax (expense)/benefit	3	–	–
Loss after related income tax expense from continuing operations		**(8,728,131)**	**(8,298,587)**
Loss attributable to members of the company		**(8,728,131)**	**(8,298,587)**
Earnings/(losses) per share – from continuing operations:		**cents**	**cents**
Basic – cents per share	5	(8.20c)	(8.87c)
Diluted – cents per share	5	(8.20c)	(8.87c)

The accompanying notes form an integral part of these financial statements.

Statement of Changes in Equity

for the year ended 30 JUNE 2007

	Note	Issued Capital $	Share Option Reserve $	Accumulated Losses $	Total $
Opening Balance		20,667,608	65,517	(1,470,369)	19,262,756
Loss for the year		–	–	(8,298,587)	(8,298,587)
Recognition of share-based payments		–	1,000,876	–	1,000,876
At 30 June 2006		**20,667,608**	**1,066,393**	**(9,768,956)**	**11,965,045**
As of 1 July 2006		20,667,608	1,066,393	(9,768,956)	11,965,045
Issue of shares (net of transaction costs)	12	16,754,575	–	–	16,754,575
Loss for the year		–	–	(8,728,131)	(8,728,131)
Recognition of share-based payments		–	547,850	–	547,850
At 30 June 2007		**37,422,183**	**1,614,243**	**(18,497,087)**	**20,539,339**

The accompanying notes form an integral part of these financial statements.

Balance Sheet

as at 30 JUNE 2007

	Note	30 June 2007 $	30 June 2006 $
Current assets			
Cash and cash equivalents	6	12,055,040	7,854,843
Trade and other receivables	7	509,907	150,759
Prepayments		28,735	96,583
Total current assets		12,593,682	8,102,185
Non-current assets			
Property, plant and equipment	8	158,235	37,905
Investments accounted for using the equity method	9	7,668,095	7,501,673
Intangible assets	10	818,226	805,624
Total non-current assets		8,644,556	8,345,202
Total assets		21,238,238	16,447,387
Current liabilities			
Trade and other payables	11	698,899	4,482,342
Total current liabilities		698,899	4,482,342
Total liabilities		698,899	4,482,342
Net assets		**20,539,339**	**11,965,045**
Equity			
Issued capital	12	37,422,183	20,667,608
Reserves		1,614,243	1,066,393
Accumulated losses		(18,497,087)	(9,768,956)
Total equity		**20,539,339**	**11,965,045**

The accompanying notes form an integral part of these financial statements.

Cash Flow Statement

for the year ended 30 JUNE 2007

	Note	30 June 2007 $	30 June 2006 $
Cash flows from operating activities			
Payments to suppliers and employees		(9,757,907)	(5,985,926)
Government grants and other income received		655,773	1,898,938
Research and development tax refund received		–	345,638
Interest and other costs of financing paid		(542)	–
Net cash used in operating activities	13 (b)	(9,102,676)	(3,741,350)
Cash flows from investing activities			
Interest received		939,557	557,487
Investment in fixed assets		(146,665)	(18,920)
Investment in patents and licences		(35,187)	(134,560)
Investment in equity accounted associate		(3,880,548)	(4,000,000)
Loan (made)/repaid to associate company		(258,660)	98,352
Net cash used in investing activities		(3,381,503)	(3,497,641)
Cash flows from financing activities			
Proceeds from issue of shares		17,559,666	–
Payments for share issue costs		(805,091)	–
Net cash provided by financing activities		16,754,575	–
Net increase/(decrease) in cash and cash equivalents		4,270,396	(7,238,991)
Cash and cash equivalents at beginning of year		7,854,843	15,093,834
FX gains/(losses) on the translation of foreign bank accounts		(70,199)	–
Cash and cash equivalents at end of year	13 (a)	**12,055,040**	**7,854,843**

The accompanying notes form an integral part of these financial statements.

Notes to the Financial Statements

for the year ended 30 JUNE 2007

INTRODUCTION

The financial report covers Mesoblast Limited ("Mesoblast"), a company limited by shares whose shares are publicly traded on the Australian stock exchange. Mesoblast is incorporated and domiciled in Australia and has its registered office and principal place of business as follows:

Registered office	**Principal place of business**
Level 2	Level 39
517 Flinders Lane	55 Collins Street
Melbourne	Melbourne

The principal activity of the economic entity during the financial year was the commercialisation of unique intellectual property associated with the isolation, culture and scale-up of adult stem cells referred to as Mesenchymal Precursor Cells ("MPC").

NOTE 1. SIGNIFICANT ACCOUNTING POLICIES

Statement of compliance

The financial report is a general purpose financial report which has been prepared in accordance with the Corporations Act 2001, Accounting Standards and Urgent Issue Group Interpretations, and complies with other requirements of the law. Accounting Standards include Australian equivalents to International Financial Reporting Standards ("A-IFRS"). Compliance with A-IFRS ensures that the financial report, comprising the financial statements and notes thereto, complies with International Financial Reporting Standards ('IFRS').

The financial statements were authorised for issue by the Board of Directors of Mesoblast on the date shown on the Directors' Declaration attached to the financial report.

Basis of preparation

The financial report has been prepared on the basis of historical cost, except for the revaluation of certain non-current assets and financial instruments. Cost is based on the fair values of the consideration given in exchange for assets. All amounts are presented in Australian dollars unless otherwise noted.

The accounting policies have been consistently applied and, except where there is a change in accounting policy, are consistent with those of the previous year.

Critical accounting judgements and key assumptions

In the application of the Company's accounting policies, which are described below, management is required to make judgements, estimates and assumptions about carrying values of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstance, the results of which form the basis of making the judgements. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

There have been no significant judgements made in applying accounting policies that the Directors consider would have a significant effect on the amounts recognised in the financial statements.

There have been no key assumptions made concerning the future, and there are no other key sources of estimation uncertainty at the balance date, that the Directors consider have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

NOTE 1. SIGNIFICANT ACCOUNTING POLICIES continued

The following significant accounting policies have been adopted in the preparation and presentation of the financial report:

(a) Cash and cash equivalents

Cash comprises cash on hand and demand deposits. Cash equivalents are short-term deposits with an insignificant risk of change in value.

Bank overdrafts are shown within borrowing in current liabilities in the balance sheet. For the purposes of the cash flow statement, cash and cash equivalents consist of cash and cash equivalents as defined above, net of outstanding bank overdrafts.

(b) Earnings per share

Basic earnings per share

Basic earnings per share is calculated by dividing the profit attributable to equity holders of the company, excluding any costs of servicing equity other than ordinary shares, by the weighted average number of ordinary shares outstanding during the financial year, adjusted for bonus elements in ordinary shares issued during the year.

Diluted earnings per share

Diluted earning per share adjusts the figures used in the determination of basic earnings per share to take into account the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares and the weighted average number of shares assumed to have been issued for no consideration in relation to dilutive potential ordinary shares.

(c) Employee benefits

A liability is recognised for benefits accruing to employees in respect of wages and salaries, annual leave and long service leave where applicable.

Liabilities recognised in respect of employee benefits which are expected to be settled within 12 months, are measured at their nominal values using the remuneration rates expected to apply at the time of settlement.

Liabilities recognised in respect of employee benefits which are not expected to be settled within 12 months, are measured as the present value of the estimated future cash outflows to be made by the Company in respect of services provided by employees up to reporting date.

(d) Foreign currency

Foreign currency transactions are translated to Australian currency at the rates of exchange ruling at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated at the rates of exchange ruling at balance date.

Exchange differences relating to monetary assets and liabilities denominated in foreign currencies are brought to account as exchange gains or losses in the income statement in the financial year in which the exchange rates change except for qualifying assets and hedge transactions.

(e) Goods and services tax (GST)

Revenues, expenses and assets are recognised net of the amount of GST except where the GST incurred on a purchase of goods and services is not recoverable from the taxation authority, in which case the GST is recognised as part of the cost of acquisition of the asset or as part of the expense.

Receivables and payables are stated with the amount of GST included.

The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the balance sheet.

Cash flows are included in the cash flow statement on a gross basis and the GST component of cash flows arising from investing and financing activities, which is recoverable from, or payable to, the taxation authority, are classified as operating cash flows.

Notes to the Financial Statements

for the year ended 30 JUNE 2007

NOTE 1. SIGNIFICANT ACCOUNTING POLICIES continued

(f) Government grants

Grants from the government are recognised at their fair value where there is a reasonable assurance that the grant will be received and the Company will comply with all attached conditions.

Government grants that are receivable as compensation for expenses or losses already incurred are recognised as income of the period in which it becomes receivable. Government grant related expenses are recognised in the income statement over the period necessary to match them on a systematic basis with the costs that they are intended to compensate.

Government grants whose primary condition is for the Company to purchase property, plant and equipment are included in non-current liabilities as deferred income and are credited to the income statement on a straight line basis over the expected lives of the related assets.

(g) Impairment of other tangible and intangible assets

At each reporting date, the Company reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where the asset does not generate cash flows that are independent from other assets, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs.

Intangible assets with indefinite useful lives and intangibles assets not yet available for use are tested for impairment annually and whenever there is an indication that the asset may be impaired.

Recoverable amount is the higher of fair value less costs to sell and value in use. If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognised in profit or loss immediately, unless the relevant asset is carried at fair value, in which case the impairment loss is treated as a revaluation decrease in reserves. An impairment of goodwill is not subsequently reversed.

(h) Intangible assets

Patents and Licences

This category comprises of an orthopaedic licence, intellectual properties and registered patents and is recorded at cost. The carrying value of these licences are amortised, using the straight-line method, over a useful life of 25 years, being the estimated period of time during which benefits will be derived from their use in operations.

(i) Income taxes

Income taxes are accounted for using the comprehensive balance sheet liability method whereby:

- the tax consequences of recovering (settling) all assets (liabilities) are reflected in the financial statements;
- current and deferred tax is recognised as income or expense except to the extent that the tax relates to equity items or to a business combination;
- a deferred tax asset is recognised to the extent that it is probable that future taxable profit will be available to realise the asset;
- deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realised or the liability settled.

NOTE 1. SIGNIFICANT ACCOUNTING POLICIES continued

(j) Investments accounted for using the equity method

The financial statements of the associate are used by the Company to apply the equity method. The reporting dates of the associate and the Company are identical and both use consistent accounting policies.

The investment in the associate is carried in the balance sheet at cost plus post-acquisition changes in the Company's share of net assets of the associate, less any impairment in value. The income statement reflects the Company's share of the results of operations of the associate.

Where there has been a change recognised directly in the associate's equity, the Company recognised its share of any change and disclosed this, when applicable, in the statement of changes in equity.

The carrying amount of an investment accounted for using the equity method is assessed annually to determine whether there is any indication that the asset may be impaired. Where an indicator of impairment exists, the Company makes a formal estimate of the recoverable amount. Where the carrying amount of the asset exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.

(k) Property, plant and equipment

Plant and equipment are stated at cost less accumulated depreciation and impairment. Cost includes expenditure that is directly attributable to the acquisition of the item.

Property, plant and equipment, other than freehold land, are depreciated over their estimated useful lives using the straight line method. The expected useful lives are between two and nine years, with the majority being depreciated over four years.

Profits and losses on disposal of plant and equipment are taken into account in determining the profit for the year.

Impairment

The carrying values of plant and equipment are reviewed for impairment at each reporting date with recoverable amount being estimated when events or changes in circumstances indicate that the carrying value may be impaired.

Impairment exists when the carrying value of an asset or cash-generating units exceeds its estimated recoverable amount. The asset or cash-generating unit is then written down to its recoverable amount.

Impairment losses are recognised in the income statement.

(l) Provisions

Provisions are recognised when the Company has a present obligation (legal and constructive) as a result of a past event, it is probable that the Company will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

(m) Research and development costs

Research and development expenditure is expensed as incurred except to the extent that its future recoverability can reasonably be regarded as assured, in which case it is deferred and amortised on a straight line basis over the period in which the related benefits are expected to be realised.

The carrying value of development cost is reviewed for impairment annually when the asset is not yet in use or when an indicator of impairment arises during the reporting year indicating that the carrying value may not be recoverable.

(n) Revenue

Revenue is measured at the fair value of the consideration received or receivable.

Interest revenue

Interest revenue is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable, which is the rate that exactly discounts estimated future cash receipts through the expected life of the financial asset to that asset's net carrying amount.

NOTE 1. SIGNIFICANT ACCOUNTING POLICIES continued

(o) Share-based payments

Equity-settled share-based payments with employees and others providing similar services are measured at the fair value of the equity instrument at the grant date. Fair value is measured by use of the Black-Scholes model. The expected life used in the model has been adjusted, based on management's best estimate, for the effects of non-transferability, exercise restrictions, and behavioural considerations. Further details on how the fair value of equity-settled share-based transactions has been determined can be found in note 18.

The fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period, based on the Company's estimate of shares that will eventually vest.

The above policy is applied to all equity-settled share-based payments that were granted since the date of incorporation and that vested after 1 January 2005. No amount has been recognised in the financial statements in respect of the other equity-settled share-based payments.

(p) Trade and other receivables

Trade receivables and other receivables represent the principal amounts due at balance date less, where applicable, any provision for doubtful debts. An estimate for doubtful debts is made when collection of the full amount is no longer probable. Debts which are known to be uncollectible are written off. All trade receivables and other receivables are recognised at the amounts receivable as they are due for settlement within 60 days.

(q) Trade and other payables

Payables represent the principal amounts outstanding at balance date plus, where applicable, any accrued interest. Liabilities for payables and other amounts are carried at cost which approximates fair value of the consideration to be paid in the future for goods and services received, whether or not billed. The amounts are unsecured and are usually paid within 30 days of recognition.

(r) Transaction costs on the issue of equity instruments

Transaction costs arising on the issue of equity instruments are recognised directly in equity as a reduction of the proceeds of the equity instruments to which the costs relate. Transaction costs are the costs that are incurred directly in connection with the issue of those equity instruments and which would not have been incurred had those instruments not been issued.

(s) Changes in accounting policies

There have been no significant changes in accounting policy during the reporting period.

(t) Comparative figures

Comparatives have been reclassified, where applicable, so as to be consistent with the figures presented in the current year.

(u) New and revised accounting standards and interpretations

Mesoblast Limited has adopted all of the new and revised Accounting Standards and Interpretations issued by the Australian Accounting Standards Board (AASB) that are relevant to its operations and effective for annual reporting periods beginning on 1 July 2006.

The directors have given due consideration to new and revised standards and interpretations issued by the AASB that are not yet effective and do not believe they will have any material financial impact on the financial statements of the Company.

	30 June 2007 $	30 June 2006 $
NOTE 2. REVENUE AND EXPENSES FROM CONTINUING OPERATIONS		
(a) Revenue from continuing operations		
Commercial Ready government grant received*	719,698	1,854,048
Interest revenue	939,557	557,487
Research and development tax offset	–	345,638
Other	7,833	27,712
Foreign exchange gains	12,229	36,873
	1,679,317	**2,821,758**

** Further details of the grant are contained in note 15 to the financial statements.*

(b) Expenses		
Employee benefits		
Salaries and employee benefits	1,138,932	930,767
Defined contribution superannuation expenses	159,207	68,654
Expenses of share-based payments	259,182	571,093
	1,557,321	**1,570,514**
Depreciation and amortisation of non-current assets		
Plant and equipment	26,335	9,253
Licences and registered patents	36,185	34,331
	62,520	**43,584**

NOTE 3. INCOME TAX EXPENSE

The prima facie tax on loss after tax is reconciled to the income tax expense/(benefit) as follows:

Prima facie tax benefit on operating loss before income tax at 30%	(2,618,439)	(2,489,576)
Add back: non-deductible share-based payments expense	164,355	300,262
Add back: non-deductible equity accounting loss	514,238	571,324
	(1,939,846)	(1,617,990)
Deferred tax asset not booked	1,939,846	1,617,990
Income tax expense attributable to loss before income tax	–	–

A potential deferred tax asset of $3,557,836 (2006: $1,926,433), calculated at 30%, attributable to tax losses carried forward has not been brought to account at 30 June 2007 because the Directors do not consider it probable, at this stage of the Company's program, that sufficient taxable amounts will become available which deductible temporary differences and unused tax losses can be applied to.

Notes to the Financial Statements

for the year ended 30 JUNE 2007

	30 June 2007 $	30 June 2006 $
NOTE 4. REMUNERATION OF AUDITORS		
Assurance services		
Audit services		
PKF Chartered Accountants		
• Audit and review of financial reports and other audit work provided under the *Corporations Act 2001*	68,980	58,650

NOTE 5. EARNINGS PER SHARE

Net loss used in calculating basic earnings per share	8,728,131	8,298,587
Net loss used in calculating diluted earnings per share	8,728,131	8,298,587

	No. of shares	No. of shares
Weighted average number of ordinary shares used in calculating basic earnings per share	106,445,430	93,510,000
Dilutive potential ordinary shares	–	–
Weighted average number of ordinary shares and potential ordinary shares used in calculating diluted earnings per share	106,445,430	93,510,000

Note: As at 30 June 2007 the company had issued options over unissued capital, refer to note 12(b). As the exercise of these options would decrease basic loss per share, these options are not considered dilutive.

	30 June 2007 $	30 June 2006 $

NOTE 6. CASH AND CASH EQUIVALENTS

Cash at bank	302,986	188,513
Deposits at call	5,935,957	3,853,560
Term deposits	5,816,097	3,812,770
	12,055,040	**7,854,843**

NOTE 7. TRADE AND OTHER RECEIVABLES

Current		
Government grant receivable	123,541	–
Goods and services tax recoverable	26,218	62,872
Loan to Angioblast Systems, Inc. (related party)	360,148	87,887
	509,907	**150,759**

NOTE 8. PROPERTY, PLANT AND EQUIPMENT

Plant and equipment		
Cost		
Balance at the beginning of year	50,654	31,734
Additions	146,665	18,920
Carrying amount at the end of year	197,319	50,654
Accumulated depreciation		
Balance at the beginning of year	(12,749)	(3,496)
Depreciation expense	(26,335)	(9,253)
Carrying amount at the end of year	(39,084)	(12,749)
Net book value	**158,235**	**37,905**

NOTE 9. INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD

(a) Carrying amount

	Country of Incorporation	Principal Activity	Ownership Interest 30 June 2007 %	Ownership Interest 30 June 2006 %	Carrying Amount 30 June 2007 $	Carrying Amount 30 June 2006 $
Angioblast Systems, Inc.	USA	Adult stem cell research	34.6	33.3	7,668,095	7,501,673

The Directors have made an assessment of the value of this investment in the accounts, reviewing the results to date against the original milestones and work plans and having considered current market conditions, and are comfortable to continue to carry it at equity accounted cost. It should be noted that this value is totally dependent on its research and development and subsequent commercialisation. The Directors are of the view that the investment in Angioblast Systems, Inc. is not impaired at balance date.

	30 June 2007 $	30 June 2006 $
(b) Movement in carrying amount		
Carrying amount at the beginning of year	7,501,673	5,406,082
Additional investment	1,880,548	4,000,000
Share of losses	(1,714,126)	(1,904,409)
Carrying amount at the end of year	**7,668,095**	**7,501,673**
(c) Summarised financial information of associates		
The following information has been extracted from Angioblast's audited report:		
Financial position		
Total assets	935,631	1,570,600
Total liabilities	(1,425,873)	(739,726)
Net assets/(liabilities)	(490,242)	830,874
Company's share of net assets/(liabilities)	(169,816)	276,681
The contingent liabilities of the associate are disclosed in Note 15 (c).		
Financial performance		
Income	67,035	69,766
Expenses	4,772,141	5,782,992
Company's share of associates' loss before tax	(1,709,332)	(1,901,771)
Company's share hare of associates' income tax expense	(4,794)	(2,638)
Share of associates' loss	**(1,714,126)**	**(1,904,409)**

	30 June 2007 $	30 June 2006 $
NOTE 10. INTANGIBLE ASSETS		
Gross carrying amount		
Balance at the beginning of year	855,439	720,879
Additions	48,787	134,560
Carrying amount at the end of year	904,226	855,439
Accumulated amortisation		
Balance at the beginning of year	(49,815)	(15,484)
Amortisation expense *(i)*	(36,185)	(34,331)
Carrying amount at the end of year	(86,000)	(49,815)
Net book value	**818,226**	**805,624**

(i) Amortisation expense is included in the line item "management and administration" in the income statement.

NOTE 11. TRADE AND OTHER PAYABLES

	30 June 2007 $	30 June 2006 $
Current		
Trade payables	458,371	2,332,342
Employee benefits	215,303	150,000
Payable to Angioblast Systems, Inc.*	25,225	–
Purchase consideration owing to Angioblast Systems, Inc.*	–	2,000,000
	698,899	**4,482,342**

** Associate and related party of the Company.*

NOTE 12. ISSUED CAPITAL

Effective from 1 July 1998, the Corporations legislation in place abolished the concept of authorised capital and par value. Accordingly the company does not have authorised capital nor par value in respect of its issued shares.

Ordinary shares participate in dividends and the proceeds on winding up of the company in equal proportion to the number of shares held.

At shareholders meetings each ordinary share is entitled to one vote when a poll is called, otherwise each shareholder has one vote on a show of hands.

Notes to the Financial Statements

for the year ended 30 JUNE 2007

NOTE 12. ISSUED CAPITAL continued

	30 June 2007 No.	30 June 2007 $	30 June 2006 No.	30 June 2006 $
(a) Movements in issued capital during the year				
Fully paid ordinary shares				
Balance at beginning of financial year	93,510,000	20,667,608	93,510,000	20,667,608
Issue of shares				
13,882,800 shares issued at $1.25 on 7th July 2006	13,882,800	17,353,500	–	–
Transaction costs arising on issue of shares	–	(805,091)	–	–
Issue of shares under employee share option plan (note 18)	323,333	206,166	–	–
	14,206,133	16,754,575	–	–
Balance at end of financial year	**107,716,133**	**37,422,183**	**93,510,000**	**20,667,608**

	30 June 2007 No.	30 June 2007 $	30 June 2006 No.	30 June 2006 $
(b) Share options over ordinary shares				
Balance at end of financial year	7,956,667		7,800,000	
Amounts unvested at end of financial year	1,180,000		1,560,000	

Share options granted under the employee share option plan carry no rights to dividends and no voting rights. Further details of the employee share option plan are contained in note 18 to the financial statements.

	30 June 2007 $	30 June 2006 $
NOTE 13. CASH FLOW INFORMATION		
(a) Reconciliation of cash and cash equivalents		
Cash at bank	302,986	188,513
Deposit at call	5,935,957	3,853,560
Term deposits	5,816,097	3,812,770
	12,055,040	**7,854,843**
(b) Reconciliation of net cash flows used in operations with loss after income tax		
Loss after income tax	(8,728,131)	(8,298,587)
Depreciation and amortisation	62,520	43,584
Interest received	(939,557)	(557,487)
Non cash interest paid	–	110,092
Foreign exchange losses	50,503	–
Equity settled share-based payments	547,850	1,000,876
Equity accounted losses – Angioblast Systems, Inc.	1,714,126	1,904,409
(Increase)/decrease in trade and other receivables	(19,040)	(50,547)
Increase/(decrease) in trade creditors and accruals	(1,790,947)	2,106,310
Cash flows used in operations	**(9,102,676)**	**(3,741,350)**

	30 June 2007 $	30 June 2006 $
NOTE 14. COMMITMENTS FOR EXPENDITURE		
(a) Capital committments		
Not longer than 1 year	21,000	–
(b) Further investment in associate*		
Not longer than 1 year	5,280,000	–
Longer than 1 year and not longer than 5 years	1,139,452	–
	6,419,452	–

* At an Extraordinary General Meeting held on 23 November 2006, the shareholders of the Company passed the following resolution:
  - that pursuant to ASX Listing Rule 10.1 Chapter 2E of the Corporations Act 2001 and for all other purposes, approval is granted for the Company to invest up to $8.5m in additional funds to subscribe for up to 425,000 further preference shares (designated "Series B Preferred") in Angioblast Systems, Inc.

The structure of the payments to be invested under the Series B agreement is as follows:

(i) an initial outlay of $1m in exchange for 50,000 preference shares;

(ii) five equal quarterly instalments of $360,000 (totalling $1.8m) in exchange for a total of 90,000 preference shares;

(iii) a further $5.5m will be invested in Angioblast following Angioblast's satisfactory demonstration of strict adherence to the pre-approved Expenditure Program for completion of a phase II clinical trial, in exchange for a total of 275,000 preference shares;

(iv) Mesoblast has committed to incurring project costs of $200,000 for the purpose of continuing development of the common platform adult stem cell technology in exchange for 10,000 preference shares.

As at 30 June 2007 the company has forwarded funds of $1,880,548 under the Series B agreement, in exchange for 94,027 preference shares, as follows:

(i) the initial outlay of $1m;

(ii) two quarterly instalments totalling $720,000;

(iii) $160,548 towards the $5.5m for reimbursement of costs under the approved Expenditure Program.

Payments outstanding under the Series B agreement as at 30 June 2007 are therefore three quarterly instalments totalling $1,080,000 all due in the next financial year, $5,339,452 under the Expenditure Program payable $1m per quarter in advance, and $200,000 on developing the common platform technology, most likely to be paid in the next financial year.

(c) Company's share of associates expenditure commitments

Angioblast have reported no expenditure commitments for the year ended 30 June 2007.

NOTE 15. CONTINGENT LIABILITIES AND ASSETS

(a) Contingent assets

A government grant was awarded to the Company under the Commercial Ready Program for reimbursement of 50% of eligible expenditure incurred under the Allogeneic Stem Cell Based Therapy for Cartilage Regeneration project. The maximum amount payable under the grant is $2,760,041 for the period 10 October 2005 through to 30 September 2008. The total amount received as at 30 June 2007 is $2,573,746. The remaining amount of $186,295 will become due to the company upon future eligible expenditure being incurred under the cartilage program, provided the terms of the Commercial Ready government grant are met.

(b) Contingent liabilities

Mesoblast will be required to make a milestone payment to Medvet of US$250,000 on completion of Phase III (human) clinical trials and US$350,000 on FDA marketing approval.

Mesoblast will pay Medvet a commercial arm's length royalty based on net sales by Mesoblast of licensed products each quarter.

The company has no pending litigation as at the end of the financial year.

(c) Contingent liabilities of Angioblast (associate)

The contingent liabilities described below represent 100 per cent of the contingent obligations of Angioblast. By way of its equity interest, Mesoblast has a 34.6 percent interest in these contingent liabilities. Mesoblast is not liable for these contingent liabilities.

Angioblast has agreed to pay consideration for certain intellectual property assets assigned to it by Medvet on the basis of future milestones being reached. These milestones will not be reached as part of the current development program which envisages funding through to IND approvals. They represent payments on successful completion of subsequent clinical milestones. If all milestones were to be reached these payments total US$1,500,000. In addition royalties at 2.5% of net sales with stipulated minimum annual royalties scaling up from US$100,000 to US$500,000 over 5 years exist.

NOTE 16. FINANCIAL INSTRUMENTS

Credit risk exposures

The credit risk on financial assets (excluding investments) of the Company which has been recognised in the balance sheet, is the carrying amount net of the provision for doubtful debts.

Interest rate risk

The Company's exposure to interest rate risk, which is the risk that a financial instrument's value will fluctuate as a result of changes in market interest rates and the effective weighted average interest rates on classes of financial assets and liabilities, is as follows:

	Weighted average interest rate %	Floating interest $	Fixed interest $	Non interest bearing $	Total $
2007					
Financial Assets					
Cash assets *(i)*	6.17	5,935,957	5,816,097	302,986	12,055,040
Receivables		–	–	509,907	509,907
Equity accounted investment		–	–	7,668,095	7,668,095
		5,935,957	5,816,097	8,480,988	20,233,042
Interest Rate Risk					
Financial Liabilities					
Payables		–	–	698,899	698,899
		–	–	**698,899**	**698,899**
2006					
Financial Assets					
Cash assets *(i)*	4.50	3,853,560	3,812,770	188,513	7,854,843
Receivables		–	–	150,759	150,759
Equity accounted investment		–	–	7,501,673	7,501,673
		3,853,560	3,812,770	7,840,945	15,507,275
Interest Rate Risk					
Financial Liabilities					
Payables		–	–	4,482,342	4,482,342
		–	–	**4,482,342**	**4,482,342**

(i) All current balances mature within one year; all non-current balances mature in between one and five years. All balances are held with major Australian banks in A-rated deposits.

Net Fair Values

Net fair values of financial assets and liabilities approximate to their carrying value.

NOTE 17. SEGMENT INFORMATION

(a) Description of segments

Business segments

The Company primarily operates in two business segments, being the development of adult stem cell therapies and investment in research and development companies.

Geographical segments

The Company predominantly operates in one geographical area, being Australia.

(b) Primary reporting format – business segments

	Adult stem cell therapy development $	Investment in research and development companies $	Corporate $	Total $
2007				
Revenue from continuing operations	731,927	–	947,390	1,679,317
Result				
Segment result	(5,301,767)	(1,714,126)	(1,712,238)	(8,728,131)
Net loss after income tax expense	**(5,301,767)**	**(1,714,126)**	**(1,712,238)**	**(8,728,131)**
Segment assets	818,226	7,668,095	12,751,917	21,238,238
Segment liabilities	256,642	–	442,257	698,899
Acquisition of segment assets	48,787	1,880,548	146,665	2,076,000
Carrying value of investments accounted for using the equity method	–	7,668,095	–	7,668,095
Depreciation and amortisation	36,185	–	26,335	62,520
Significant other non–cash expenses: (other than depreciation and amortisation)				
– Share-based payments expense	409,340	–	138,510	547,850
– Equity accounted losses	–	(1,714,126)	–	(1,714,126)
2006				
Revenue from continuing operations	2,227,397	–	594,361	2,821,758
Result				
Segment result	(4,162,512)	(1,904,409)	(2,231,666)	(8,298,587)
Net loss after income tax expense	**(4,162,512)**	**(1,904,409)**	**(2,231,666)**	**(8,298,587)**
Segment assets	805,624	7,501,673	8,140,090	16,447,387
Segment liabilities	2,082,100	2,000,000	400,242	4,482,342
Acquisition of property, plant and equipment and intangible assets	127,803	2,207,880	9,667	2,345,350
Carrying value of investments accounted for using the equity method	–	7,501,673	–	7,501,673
Depreciation and amortisation	34,331	–	9,253	43,584
Significant other non-cash expenses: (other than depreciation and amortisation)				
– Share-based payments expense	695,376	–	305,500	1,000,876
– Equity accounted losses	–	(1,904,409)	–	(1,904,409)

NOTE 17. SEGMENT INFORMATION continued

Segment information is prepared in conformity with the accounting policies of the entity as disclosed in note 1 and accounting standard AASB 114 *Segment Reporting*.

Segment revenues, expenses, assets and liabilities are those that are directly attributable to a segment and the relevant portion that can be allocated to the segment on a reasonable basis. Segment assets include all assets used by a segment and consist primarily of operating cash, receivables, inventories, property, plant and equipment and goodwill and other intangible assets, net of related provisions. While most of these assets can be directly attributable to individual segments, the carrying amounts of certain assets used jointly by segments are allocated based on reasonable estimates of usage. Segment liabilities consist primarily of trade and other creditors, employee benefits and provision for service warranties. Segment assets and liabilities do not include income taxes.

NOTE 18. SHARE-BASED PAYMENTS

The Company has adopted an Executive Share Option Plan ("Plan") to foster an ownership culture within the Company and to motivate directors, senior management and consultants to achieve performance targets of the Company and/or their respective business units. Selected directors, employees and consultants of the Company may be eligible to participate in the Plan at the absolute discretion of the Company's board of directors. Except as outlined in the remuneration report no options or shares will be issued under this Plan to any directors without the prior approval of the Mesoblast shareholders.

The aggregate number of options which may be issued pursuant to the Plan and all other share purchase plans shall not at any time exceed 5% of the total number of issued shares of the Company. All grants of options are subject to the following general terms and conditions:

- option grants require approval from the board of directors;
- options are granted under the plan for no consideration;
- each share option converts into one ordinary share of Mesoblast Limited;
- options carry neither rights to dividends nor voting rights.

The options are typically issued in three equal tranches, each tranche having an expiry date of five years following grant date. The first tranche typically vests 12 months after grant date, the second tranche 24 months after grant date, and the third tranche 36 months after grant date.

The exercise price is the greater of $0.20 and:

- in relation to an option on or before the date of the official quotation of the Company's shares, an amount per share that is 20% higher than the offer price of $0.50; and
- in relation to an option granted after the official quotation of the Company's shares, the volume weighted market price of a share sold on the ASX on the 5 trading days immediately before the grant date plus a premium determined by the Board; and
- any other amount that is specified by the Board.

NOTE 18. SHARE-BASED PAYMENTS continued

(a) Existing share-based payment arrangements

(i) The following share-based payment arrangements were in existence during the current and comparative reporting periods:

Series	Grant date	Granted to	Granted No.	Exercised No.	Balance No.	First Vesting date	Expiry date	Exercise price $	Fair value $
1	29/09/2004	Seed investors	4,320,000	–	4,320,000	29/09/2005	29/09/2009	0.55	0.290
1	26/10/2004	Underwriter	400,000	–	400,000	16/12/2004	30/12/2007	0.55	0.290
2(a)	16/12/2004	Director(s)	550,000	–	550,000	16/12/2005	16/12/2008	0.60	0.290
2(b)	16/12/2004	Director(s)	75,000	–	75,000	16/12/2006	16/12/2007	0.60	0.290
2(b)	16/12/2004	Director(s)	75,000	–	75,000	01/05/2007	16/12/2007	0.60	0.290
2(c)	16/12/2004	Employee(s)	80,000	(80,000)	–	06/09/2006	06/09/2007	0.60	0.171
2(c)	16/12/2004	Employee(s)	80,000	–	80,000	16/12/2006	16/12/2007	0.60	0.229
2(c)	16/12/2004	Employee(s)	80,000	–	80,000	04/07/2008	04/07/2009	0.60	0.251
3	25/08/2005	Director(s)	350,000	–	350,000	31/12/2005	31/12/2008	0.65	0.19
3	25/08/2005	Director(s)	350,000	–	350,000	30/06/2006	30/06/2009	0.65	0.21
4(a)	23/02/2006	Consultant(s)	150,000	(116,000)	34,000	31/03/2006	31/03/2009	0.65	0.96
4(a)	23/02/2006	Consultant(s)	150,000	(84,000)	66,000	01/05/2007	01/05/2010	0.65	0.96
4(b)	23/02/2006	Employee(s)	150,000	–	150,000	30/06/2006	30/06/2009	0.65	0.89
4(b)	23/02/2006	Employee(s)	150,000	–	150,000	30/06/2007	30/06/2010	1.20	0.65
4(b)	23/02/2006	Employee(s)	150,000	–	150,000	30/06/2008	30/06/2011	1.20	0.75
4(b)	23/02/2006	Consultant(s)	200,000	(33,333)	166,667	30/06/2006	30/06/2009	0.65	0.89
4(b)	23/02/2006	Consultant(s)	200,000	–	200,000	30/06/2007	30/06/2010	1.20	0.65
4(b)	23/02/2006	Consultant(s)	200,000	–	200,000	30/06/2008	30/06/2011	1.20	0.75
4(c)	23/02/2006	Employee(s)	90,000	(10,000)	80,000	23/02/2006	23/02/2009	0.65	0.92
5	23/11/2006	Director(s)	50,000	–	50,000	23/11/2006	23/11/2009	0.65	0.589
5	23/11/2006	Director(s)	50,000	–	50,000	23/11/2007	23/11/2009	0.65	0.678
5	23/11/2006	Director(s)	50,000	–	50,000	23/11/2008	23/11/2009	0.65	0.718
6(a)	17/03/2006	Consultant(s)	50,000	–	50,000	17/03/2007	17/03/2008	2.02	0.554
6(a)	17/03/2006	Consultant(s)	50,000	–	50,000	17/03/2008	17/03/2009	2.02	0.702
6(b)	17/05/2006	Consultant(s)	10,000	–	10,000	17/05/2007	17/05/2008	1.52	0.404
6(b)	17/05/2006	Consultant(s)	10,000	–	10,000	17/05/2008	17/05/2009	1.52	0.521
6(c)	06/06/2006	Employee(s)	10,000	–	10,000	06/12/2006	06/12/2007	1.75	0.303
6(c)	06/06/2006	Employee(s)	10,000	–	10,000	06/06/2007	06/06/2008	1.75	0.380
6(d)	01/01/2007	Employee(s)	15,000	–	15,000	01/07/2007	01/07/2008	1.96	0.512
6(d)	01/01/2007	Employee(s)	15,000	–	15,000	01/01/2008	01/01/2009	1.96	0.601
6(d)	01/01/2007	Consultant(s)	30,000	–	30,000	01/01/2008	01/01/2009	1.96	0.601
6(d)	01/01/2007	Consultant(s)	30,000	–	30,000	01/01/2009	01/01/2009	1.96	0.749
6(d)	01/01/2007	Consultant(s)	40,000	–	40,000	01/01/2010	01/01/2009	1.96	0.873
6(d)	01/01/2007	Employee(s)	30,000	–	30,000	01/08/2007	01/08/2008	1.96	0.512
6(d)	01/01/2007	Employee(s)	30,000	–	30,000	01/02/2008	01/02/2009	1.96	0.601
			8,280,000	**(323,333)**	**7,956,667**				

The share options outstanding at the end of the financial year have a weighted average remaining contractual life of 762 days (2006: 1,131 days) and a range of exercises prices from 55c to $2.02. A further 2,480,000 share options were issued subsequent to the end of the financial year in accordance with the provisions of the Executive Share Option Plan.

NOTE 18. SHARE-BASED PAYMENTS continued

(ii) General terms and conditions attached to each series are as follows:

1. At the time of the IPO the Company provided initial seed investors, who subscribed for 4,720,000 fully paid preference shares, 4,320,000 options to acquire 4,320,000 ordinary shares at an exercise price of $0.55. This option, if not exercised by the fourth anniversary of the IPO, will lapse. Lodge Partners Pty Limited (or nominee), as underwriter to the Offer received in aggregate 400,000 options to acquire 400,000 ordinary shares on the terms set out in 9.5(a) of the prospectus. These options have since been transferred to Thorney Holdings Pty Ltd.
2. These options were granted as follows:
   (a) Two equal tranches, the first tranche vesting 12 months after the date the Company listed on the Australian Stock Exchange ("listing date"), the second tranche 24 months after listing date. Both tranches expire on the fourth anniversary of the listing date.
   (b) Two equal tranches, each expiring on the third anniversary of listing date. Vesting occurs upon reaching the following milestones:
   - The Company obtaining Innovative New Drug (IND) approval from the US Food and Drug Administration (FDA) for initiating multi-centre orthopaedic clinical trials within a period of two years after the options were granted, which was the date of listing on the ASX, being 16 December 2004. This milestone was reached on 16 December 2006, consequently the options vested on this date.
   - Angioblast Systems, Inc. (associate) must achieve IND approval from the US FDA for initiating multi-centre cardiovascular clinical trials within a period of three years after the options were granted. This milestone was reached on 1 May 2007 consequently the options vested on this date.

   (c) Three equal tranches, each expiring 12 months after vesting. Vesting occurs upon reaching the following milestones:
   - On achieving Standard Operating Procedure (SOP) for the manufacture of cells. This milestone was reached on 6 September 2006, consequently the options vested on this date.
   - On approval of Mesoblast's FDA IND approval. This approval was obtained on 16 December 2006, therefore the options vested on this date.
   - On completing human pre-regulatory trials for a Mesoblast Orthopaedic Application of the licensed technology. The last patient for this trial was recruited on 18 June 2007, and had its cells implanted on 4 July 2007. The patient is then subject to a 12 months follow up, so the expected vesting date of these options is 4 July 2008.
3. Options granted were approved by shareholders at the Annual General Meeting held 15 November 2005. The options were issued in two equal tranches, each having a three year life. There are no performance conditions attached to these options.
4. Options granted are subject to the following conditions:
   (a) Two equal tranches, each expiring 36 months after vesting. Vesting occurs upon reaching the following milestones:
   - The first patient is treated with Human Autologous Mesenchymal Prescursor Cells (MPC's). The milestone was reached on 31 March 2006 and these options vested accordingly.
   - Angioblast Systems, Inc. (associate) receives IND approval from the US FDA. This was received on 1 May 2007 and these options vested accordingly.

   (b) Three equal tranches, each expiring 36 months after vesting. The vesting dates for tranches 1, 2 and 3 are 30 June 2006, 30 June 2007 and 30 June 2008 respectively, and the exercise prices are $0.65, $1.20 and $1.20 respectively. There are no performance conditions attached to these options.
   (c) One tranche only, with a vesting date equal to grant date, and an exercise period of 36 months. There are no performance conditions attached to these options.
5. Options granted were approved by shareholders at the Annual General Meeting held 23 November 2006. Options were issued in three equal tranches, each having a three year life. The first tranche vests 12 months after grant date, the second tranche 24 months after grant date, and the third tranche 36 months are grant date. All tranches expire 36 months after grant date. There are no performance conditions attached to these options.
6. Options granted were approved by the Directors on 14 February 2007. Options granted were in two equal tranches, the first tranche exercisable in twelve months following grant date, and the second exercisable in 18 months following grant date. Grant dates are equal to commencement of employment/contract and the options have exercise periods of 12 months. There are no performance conditions attached to these options.

NOTE 18. SHARE-BASED PAYMENTS continued

(iii) Modifications to terms and conditions

Series 3 and 4 options were initially granted with further exercise conditions imposed as follows:

- 1/3 of the vested options could be exercised in the first 12 months following vesting date;
- up to a total of 2/3 could be exercised between 12 and 24 months following vesting date;
- the balance being able to be exercised (to the extent not already exercised) between 24 months and 36 months of vesting.

During the year, the Board of Directors approved that the conditions above be removed from the terms and conditions of Series 3 and 4 options. Therefore these options are now able to be exercised in full, between the vesting date and expiry date of the relevant tranche of option. The Directors do not believe there is any incremental fair value granted as a result of the modification.

(b) Fair values of share options

The weighted average fair value of options granted during the year was $0.633 (2006: $0.623). The fair value of all options granted has been calculated using the Black-Scholes option pricing model. The model requires the Company share price volatility to be measured. The share price volatility has been measured with reference to the historical share prices of the Company, and also similar company's given the Company has only been listed since 16 December 2004. The official measurement of share price volatility for the options granted on 23 February 2006 was 55%, and for the options granted 23 November 2006 it was 54%. Given the consistency of the two volatility measurements, the same volatilities were used for series 6 also.

The model inputs for the valuations of options approved and issued during the current and previous financial years are as follows:

Option series	Share price at grant date $	Exercise Price $	Expected share price volatility	Option life	Dividend yield	Risk-free interest rate
3	0.505	0.65	56.57%	128 days & 310 days	0%	5.085%
4(a)	1.48	0.70	55.0%	3yrs & 3.98yrs	0%	5.18%
4(b)	1.48	0.65 & $1.20	55.0%	1.35–3.35 yrs	0%	5.18%
4(c)	1.48	0.60	55.0%	1.1–3.1 yrs	0%	5.18%
5	1.205	0.65	54.0%	3 yrs	0%	5.725%
6(a)	1.81	2.02	54.0%	18 months & 24 months	0%	6.39%
6(b)	1.35	1.52	54.0%	18 months & 24 months	0%	6.39% & 6.46%
6(c)	1.41	1.75	54.0%	18 months & 24 months	0%	6.27% & 6.39%
6(d)	1.84	1.96	55.0%	18 months & 24 months	0%	6.39%, 6.45% & 6.46%

The closing share market price of an ordinary share of Mesoblast Limited on the Australian Stock Exchange at 30 June 2007 was $2.02 (30 June 2006: $1.525).

NOTE 18. SHARE-BASED PAYMENTS continued

	2007		2006	
	Number of options	average exercise price $	Number of options	average exercise price $
(c) Reconciliation of outstanding share options				
Balance at beginning of financial year	7,800,000	0.63	5,660,000	0.56
Granted during the year	480,000	1.33	2,140,000	0.83
Exercised during the year	(323,333)	0.64	–	–
Expired or forfeited during the year	–	–	–	–
Balance at end of financial year	7,956,667	0.69	7,800,000	0.63
Unvested at end of financial year	1,180,000	1.13	1,560,000	0.97
Exercisable at end of financial year	6,776,667	0.62	6,240,000	0.55

(d) Share options exercised during the year

2007

Option series	Number exercised	Exercise date	Share price at exercise date
2(c)	(80,000)	18 December 2006	$1.78
4(a)	(50,000)	28 September 2006	$1.25
4(a)	(66,000)	18 December 2006	$1.78
4(a)	(84,000)	08 June 2007	$2.16
4(b)	(33,333)	28 September 2006	$1.25
4(c)	(10,000)	28 September 2006	$1.25

There were no share options exercised during the financial year ended 30 June 2006.

NOTE 19. KEY MANAGEMENT PERSONNEL COMPENSATION

(a) Details of key management personnel

The directors and other members of key management personnel of the Company during the year were:

Name	Position
Michael Spooner*(i)*	Non-executive Chairman
Silviu Itescu	Chief Scientific Adviser and Director
Byron McAllister	Non-executive Director
Donal O'Dwyer	Non-executive Director
Paul Rennie	Chief Operating Officer
Kevin Hollingsworth	Chief Financial Officer and Company Secretary

(i) Michael Spooner resigned as executive Chairman on 8th August 2007. He becomes non-executive Chairman after this date.

NOTE 19. KEY MANAGEMENT PERSONNEL COMPENSATION continued

(b) Key management personnel compensation

The aggregate compensation made to Directors and other members of key management personnel of the Company is set out below:

	30 June 2007 $	30 June 2006 $
Short-term employee benefits	1,030,882	909,143
Post-employment benefits	68,244	45,757
Share-based payments	132,340	438,139
	1,231,466	**1,393,039**

Further disclosures regarding key management personnel compensation are contained within the remuneration report section of the Directors' Report.

NOTE 20. RELATED PARTY TRANSACTIONS

(a) Equity interests in related parties

Details of interests in associates are disclosed in note 9 to the financial statements.

(b) Transactions with key management personnel

(i) Key management personnel compensation

Details of key management personnel compensation are disclosed in the Remuneration Report.

(ii) Key management personnel equity holdings

Options

	Balance at 1 July No.	Granted as compen -sation No.	Exercised No.	Net change other No.	Balance at 30 June No.	Total vested 30 June No.	Vested and exercis-able No.	Vested but not exercis-able No.
2007								
Silviu Itescu	–	–	–	–	–	–	–	–
Byron McAllister	150,000	–	–	–	150,000	150,000	150,000	–
Donal O'Dwyer	150,000	150,000	–	–	300,000	200,000	200,000	–
Michael Spooner	1,100,000	–	–	–	1,100,000	1,100,000	1,100,000	–
Paul Rennie *	690,000	–	–	(690,000)	–	–	–	–
Kevin Hollingsworth	–	–	–	–	–	–	–	–
2006								
Silviu Itescu	–	–	–	–	–	–	–	–
Byron McAllister	150,000	–	–	–	150,000	–	–	–
Donal O'Dwyer	150,000	–	–	–	150,000	75,000	75,000	–
Michael Spooner	400,000	700,000	–	–	1,100,000	900,000	900,000	–
Paul Rennie *	240,000	450,000	–	–	690,000	150,000	150,000	–
Kevin Hollingsworth	–	–	–	–	–	–	–	–

* On 15 November 2006, 690,000 options were transferred and are no longer held in the name of Paul Rennie.

NOTE 20. RELATED PARTY TRANSACTIONS continued

Shareholdings

Fully paid ordinary shares held by key management personnel or their related parties:

	Balance at 1 July No.	Granted as compensation No.	Received on exercise of options No.	Net change other No.	Balance at 30 June No.
2007					
Silviu Itescu	43,120,000	–	–	(6,000,000)	37,120,000
Byron McAllister	–	–	–	–	–
Donal O'Dwyer	–	–	–	–	–
Michael Spooner*(i)*	839,255	–	–	–	839,255
Paul Rennie	–	–	–	–	–
Kevin Hollingsworth	–	–	–	–	–
2006					
Silviu Itescu	43,120,000	–	–	–	43,120,000
Byron McAllister	–	–	–	–	–
Donal O'Dwyer	–	–	–	–	–
Michael Spooner*(i)*	839,255	–	–	–	839,255
Paul Rennie	–	–	–	–	–
Kevin Hollingsworth	–	–	–	–	–

(i) 200,000 shares are held in the name of M Spooner. The remaining balance is held by a related party.

(c) Transactions with other related parties

Accounts receivable from and accounts payable to Angioblast Systems, Inc. are disclosed in notes 8 and 11 respectively. Transactions that occurred during the financial year between Mesoblast and Angioblast are at arms length and settled on a monthly basis.

Hollingsworth & Co Pty Ltd, being a company owned by Kevin Hollingsworth (Chief Financial Office and Company Secretary), is contracted to provide certain accounting services to Mesoblast Ltd. The total fee paid for this service, in addition to his remuneration disclosed in the directors' report, was $27,500 for the year ended 30 June 2007 (2006: $41,250).

NOTE 20. RELATED PARTY TRANSACTIONS continued

(d) Transactions between related parties of the company

Together, Mesoblast and Angioblast have been jointly developing process manufacturing and scale-up of the MPC technology, as well as pre-clinical and clinical components which were necessary to obtain Investigational New Drug (IND) clearance from the FDA for orthopaedic and cardiovascular applications (respectively). Both companies have received IND clearance for their respective applications during the current financial year and are now embarking on phase 2 clinical trials. In order to maximise economies of scale and expertise in both entities, certain members of key management personnel provide expert services to both entities. These relationships are outlined below:

Mesoblast key management personnel	Relationship(s) with Angioblast	Nature of transaction(s)*(i)*
Silviu Itescu	Director, Chief scientist and Chairman of the Scientific Advisory Board	Directors fees & contract for services
Donal O'Dwyer	Director and leader of medical device collaboration strategies	Directors fees & Angioblast share options
Byron McAllister	Consultant	Contract for services
Paul Rennie	Consultant	Contract for services

Angioblast key management personnel	Relationship(s) with Mesoblast	Nature of transaction(s)*(i)*
Michael Schuster	Consultant	Contract for services & Mesoblast share options *(ii)*
Donna Skerrett	Consultant	Contract for services & Mesoblast share options *(ii)*

(i) All contracts for services are prepared on normal commercial terms.

(ii) Mesoblast share options held by Angioblast employees are included in the table disclosed in note 18 to the financial statements.

NOTE 21. SUBSEQUENT EVENTS

On 27th July 2007 the directors approved a total of 2,480,000 share options to be granted to employees and consultants, including those disclosed in the Directors' Report.

There are no other subsequent events that the directors consider would have a material impact on the results of the company for the year ending 30 June 2007.

Directors' Declaration

In accordance with a resolution of directors of Mesoblast Limited,

In the opinion of the directors:

(a) the accompanying financial statements and notes are in accordance with Corporations Act 2001 and comply with the accounting standards and give a true and fair view of the company's financial position as at 30 June 2007 and of its performance for the year ended on that date.

(b) At the date of this declaration there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

(c) The directors have been given the declarations by the Chief Executive Officer and the Chief Financial Officer required by Section 295 A.

Signed in accordance with a resolution of the Board of Directors.

Michael Spooner

Mr Michael Spooner
Director

30 August 2007
Melbourne

Independent Auditor's Report to the members of Mesoblast Limited

PKF
Chartered Accountants
& Business Advisers

We have audited the accompanying financial report of Mesoblast Limited, which comprises the balance sheet as at 30 June 2007, and the income statement, statement of changes in equity and cash flow statement for the year ended on that date, a summary of significant accounting policies, other explanatory notes and the directors' declaration.

Directors' Responsibility for the Financial Report

The directors of the Mesoblast Limited are responsible for the preparation and fair presentation of the financial report in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations) and the Corporations Act 2001. This responsibility includes establishing and maintaining internal controls relevant to the preparation and fair presentation of the financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances. In Note 1, the directors also state, in accordance with Accounting Standard AASB 101 Presentation of Financial Statements, that compliance with the Australian equivalents to International Financial Reporting Standards ensures that the financial report, comprising the financial statements and notes, complies with International Financial Reporting Standards.

Auditor's Responsibility

Our responsibility is to express an opinion on the financial report based on our audit. We conducted our audit in accordance with Australian Auditing Standards. These Auditing Standards require that we comply with relevant ethical requirements relating to audit engagements and plan and perform the audit to obtain reasonable assurance whether the financial report is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial report. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the financial report, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial report in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Independence

In conducting our audit, we have complied with the independence requirements of the Corporations Act 2001.

Auditor's Opinion

In our opinion:

(a) the financial report of Mesoblast Limited is in accordance with the Corporations Act 2001, including:

  (i) giving a true and fair view of Mesoblast Limited's financial position as at 30 June 2007 and of its performance for the year ended on that date; and

  (ii) complying with Australian Accounting Standards (including the Australian Accounting Interpretations) and the Corporations Regulations 2001; and

(b) the financial report also complies with International Financial Reporting Standards as disclosed in Note 1.

Auditor's Opinion on the AASB 124 Remuneration Disclosures Contained in the Directors' Report

In our opinion the remuneration disclosures that are contained in the directors' report and identified as being subject to audit comply with Accounting Standard AASB 124.

PKF
Chartered Accountants

30 August 2007
Melbourne

R A Dean
Partner

Shareholder Information

A. SUBSTANTIAL SHAREHOLDERS

The Company's Holders of Relevant Interests as notified by ASX Substantial Shareholders and the number of shares in which they have an interest as disclosed by notices received under Part 6.7 of the Corporation Act 2001 as at 14 September 2007 are:

	Ordinary shares
AMP Life Ltd	12,430,627
Silviu Itescu (held in escrow until 9th February 2008)	37,120,000
Thorney Holdings Pty Ltd	6,310,393

B. NUMBER OF HOLDERS OF EQUITY SECURITIES AND VOTING RIGHTS

	Ordinary shares (i)	Share options (ii)
Number of holders	1,978	30

The voting rights attaching to each class of equity securities are:

(i) Ordinary shares

On a show of hands, every member present at a meeting, in person or by proxy, shall have one vote and upon a poll each share shall have one vote.

(ii) Options

No voting rights.

C. DISTRIBUTION OF EQUITY SECURITIES

Distribution of holders of equity securities as at 14 September 2007

No. of holders	Ordinary shares	Share options
1 – 1,000	337	–
1,001 – 5,000	722	–
5,001 – 10,000	374	–
10,001 – 100,000	480	3
100,000 and over	65	27
	1,978	30
Number of holders of less than a marketable parcel of shares	44	

D. TWENTY LARGEST HOLDERS OF QUOTED SECURITIES

The names of the 20 largest shareholders of each class of equity security as at 14 September 2007 are listed below:

No.	Name	No. of shares held	% of total shares
1	Professor Silviu Itescu	36,632,196	34.01%
2	J P Morgan Nominees Australia	6,883,694	6.39%
3	AMP Life Limited	5,530,042	5.13%
4	ANZ Nominees Limited	5,481,624	5.09%
5	National Nominees Limited	5,131,718	4.76%
6	Invia Custodian Pty Limited	3,323,510	3.09%
7	Medvet Science Pty Ltd	2,790,000	2.59%
8	Cogent Nominees Pty Limited	2,594,337	2.41%
9	J G M Investment Group Pty Ltd	2,340,000	2.17%
10	Dalit Pty Ltd	2,300,000	2.14%
11	Benefund Ltd	1,435,454	1.33%
12	RBC Dexia Investor Services	896,554	0.83%
13	Dr Anne Spooner	639,255	0.59%
14	Hazlaha Investments Limited	637,600	0.59%
15	Equity Trustees Limited	599,171	0.56%
16	Citicorp Nominees Pty Limited	590,567	0.55%
17	Mr Michael Schuster	531,249	0.49%
18	HSBC Custody Nominees	527,035	0.49%
19	Mr Gregory John Conlan	526,500	0.49%
20	Cogent Nominees Pty Limited	499,042	0.46%
		79,889,548	74.17%

MESOBLAST LIMITED ABN 68 109 431 870
BOARD OF DIRECTORS AND COMPANY PARTICULARS

DIRECTORS
Michael Spooner
Silviu Itescu
Byron McAllister
Donal O'Dwyer

COMPANY SECRETARY & CHIEF FINANCIAL OFFICER
Kevin Hollingsworth

REGISTERED OFFICE
Level 2
517 Flinders Lane
MELBOURNE VIC 3000
Telephone (03) 9629 5566
Facsimile (03) 9629 5466

COUNTRY OF INCORPORATION
Australia

PRINCIPAL PLACE OF BUSINESS
Level 39
55 Collins Street
MELBOURNE VIC 3000
Telephone (03) 9639 6036
Facsimile (03) 9639 6030

AUDITORS
PKF Chartered Accountants
Level 14
140 William Street
MELBOURNE VIC 3000

SOLICITORS
Middletons Lawyers
Level 25, Rialto Tower
525 Collins Street
MELBOURNE VIC 3000

BANKERS
National Australia Bank Ltd
221 Drummond Street
CARLTON VIC 3053

SHARE REGISTRY
Link Market Services Limited
Level 4
333 Collins Street
MELBOURNE VIC 3000

STOCK EXCHANGE LISTING
Australian Stock Exchange
(ASX Code: MSB)

THORNEY HOLDINGS PTY LTD

ACN 006 262 835 ABN 37 006 262 835

Level 39, 55 Collins Street, Melbourne Vic 3000
Telephone 9921 7116 Facsimile 9921 7100

5 October 2007

BY FACSIMILE: 1900 999 279 - 3 pages

Manager Company Announcements
Australian Stock Exchange Limited
Level 10, 20 Bond Street
SYDNEY, NSW, 2000

Dear Sir/Madam,

Change in Interests or Entitlements of Substantial Shareholder - Form 604
Mesoblast Limited

I enclose by way of service Form 604 Notice of Change in Interests or Entitlements of Substantial Shareholder dated 5 October 2007 in accordance with Section 617(B) of the Corporations Act 2001.

I confirm that the original Form 604 has been served on Mesoblast Limited by express post today.

Yours sincerely

ALEX WAISLITZ
Director

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To: company name/scheme **MESOBLAST LIMITED**

ACN/ARSN 68 109 431 870

1. Details of substantial holder[1]

Name: THORNEY HOLDINGS PTY LTD ACN 006 262 835 and each of its related bodies corporate listed in this Notice ("Thorney Holdings") and THISTLE CUSTODIANS PTY LTD ACN 008 595 453 (hereinafter collectively referred to as "Thistle")

ACN (if applicable): See above

There was a change in the interests of the substantial holder on 03/10/07

The previous notice was given to the company on 01/08/06

The previous notice was dated 01/08/06

2. Previous and present voting power

The total number of shares votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate[2] had a relevant interest[3] in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of Securities[4]	Previous Notice		Present Notice	
	Person's votes	Voting power[5]	Person's votes	Voting power[5]
Fully Paid Ordinary Shares	6,310,493	5.97%	8,350,957	7.75%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, relevant interests of the substantial holder or an associate in voting securities of the company or scheme since the substantial holder was last required to give a substantial holding notice to the company are as follows:

Date of Change	Person whose relevant interest changed	Nature of change[7]	Consideration given in relation to change[8]	Class and number of securities affected	Person's votes affected
01.08.06	Thistle	Share purchase plan	$1.25 per share	4,000 fully paid ordinary shares	Thistle
01.08.06	Thorney Holdings	Share purchase plan	$1.25 per share	4,000 fully paid ordinary shares	Thorney Holdings
30.08.06	Thistle	On market purchase	$1.25 per share	400,000 fully paid ordinary shares	Thistle
05.01.07	Thistle	On market sale	$2.00 per share	14,480 fully paid ordinary shares	Thistle
08.01.07	Thistle	On market sale	$2.01 per share	83,020 fully paid ordinary shares	Thistle
09.01.07	Thistle	On market sale	$2.12 per share	38,300 fully paid ordinary shares	Thistle
10.01.07	Thistle	On market sale	$2.18 per share	21,300 fully paid ordinary shares	Thistle
11.01.07	Thistle	On market sale	$2.22 per share	5,000 fully paid ordinary shares	Thistle
12.01.07	Thistle	On market sale	$2.22 per share	18,236 fully paid ordinary shares	Thistle
15.01.07	Thistle	On market sale	$2.26 per share	9,664 fully paid ordinary shares	Thistle

24.05.07	Thistle	On market purchase	$2.13 per share	287,010 fully paid ordinary shares	Thistle
27.07.07	Thistle	On market purchase	$1.58 per share	33,452 fully paid ordinary shares	Thistle
28.09.07	Thistle	On market purchase	$1.60 per share	66,548 fully paid ordinary shares	Thistle
03.10.07	Thorney Holdings	On market purchase	$1.49 per share	1,435,454 fully paid ordinary shares	Thorney Holdings

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder[9]	Nature of relevant interest[10]	Class and number of shares	Person's votes
Thistle	Invia Custodians Pty Ltd	Thistle	Beneficial Owner	3,423,510 ordinary shares	3,423,510
Thorney Holdings	Thorney Holdings	N/A	Beneficial Owner	4,927,447 ordinary shares	4,927,447
Thorney Investment Group Australia Pty Ltd	Thorney Holdings	N/A	By virtue of section 608 of the Corporations Act 2001	4,927,447 ordinary shares	
Jamahjo Pty Ltd	Thorney Holdings	N/A		4,927,447 ordinary shares	

5. Changes in association

The persons who have become associates of, ceased to be associates of, or have changed the nature of their association[11] with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name	Nature of association

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Thorney Holdings Pty Ltd	Level 39, 55 Collins Street, Melbourne, Victoria 3000
Thorney Investment Group Australia Pty Ltd ACN 117 488 892	Level 39, 55 Collins Street, Melbourne, Victoria 3000
Jamahjo Pty Ltd ACN 117 488 696	C/- TWF Partners, Level 4, 25 Claremont Street, South Yarra, 3141
Thistle Custodians Pty Ltd	Level 2, 533 Little Lonsdale Street, Melbourne 3000

Signature

Print name ALEX WAISLITZ Capacity DIRECTOR

Sign here Date 05/10/07

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Mesoblast Ltd

ABN

68 109 431 870

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares and Unlisted Options
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	440,000 Ordinary shares 2,480,000 Unlisted Options
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Ordinary Shares - As per the Company's Constitution being ordinary shares 2,480,000 Unlisted Options expiring 30 June 2012 exercisable at $2.13 each

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes for Ordinary Shares Options rank equally on exercise to ordinary shares
5	Issue price or consideration	Ordinary Shares for $364,500 Unlisted Options for Nil
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	60,000 shares issued on conversion of 60,000 options at $0.65 on exercise of existing options granted by the company. 80,000 shares issued on conversion of 80,000 options at $0.60 on exercise of existing options granted by the company. 150,000 shares issued on conversion of 150,000 options at $0.65 on exercise of existing options granted by the company. 150,000 shares issued on conversion of 150,000 options at $1.20 on exercise of existing options granted by the company.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	10 October 2007

+ See chapter 19 for defined terms.

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
108,156,133	Ordinary

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
9,996,667	Unlisted Options

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

N/A

Part 2 - Bonus issue or pro rata issue

11 Is security holder approval required?

N/A

12 Is the issue renounceable or non-renounceable?

N/A

13 Ratio in which the +securities will be offered

N/A

14 +Class of +securities to which the offer relates

N/A

15 +Record date to determine entitlements

N/A

16 Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

N/A

17 Policy for deciding entitlements in relation to fractions

N/A

+ See chapter 19 for defined terms.

18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A
20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a	N/A

+ See chapter 19 for defined terms.

	broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) [X] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 [ ] If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 [ ] If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 [ ] A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought

39 Class of +securities for which quotation is sought

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 22 October 2007
(Company secretary)

Print name: Kevin Hollingsworth...

== == == == ==

+ See chapter 19 for defined terms.

mesoblast
the adult stem cell company

Dear Shareholder,

I gives me great pleasure to invite you to Mesoblast Limited's Annual General Meeting to be held at:

Crown Promenade Hotel (Meeting Room 8)
8 Whiteman Street
Southbank, Melbourne

Wednesday, 21st November at 10.00am

I encourage you to attend the meeting and would ask that you bring your Personalised Appointment of Proxy Form which is enclosed and will assist in your registration at the meeting.

I am also delighted to enclose for your review and action, the Notice of Annual General Meeting, Voting and Proxy Forms as well as associated documents.

A copy of the Annual Report is enclosed for those shareholders who have previously elected to receive a printed.version. Please also note that our Annual Report is now available on our website at www.mesoblast.com.

I look forward to seeing you at the meeting and to answering any questions you may have.

Yours sincerely,

Michael Spooner
Chairman

The Secretary
Mesoblast Limited
Level 39
55 Collins Street
Melbourne 3000

4 October 2007

Subject: Nomination of Auditor

Dear Sir,

In accordance with the provisions of section 328B of the Corporations Act 2001, I, Michel Spooner, being a member of Mesoblast Limited, hereby nominate PricewaterhouseCoppers for appointment as auditor of that company.

Yours faithfully,

Michael Spooner
Mesoblast Shareholder

MESOBLAST LIMITED

ACN 109 431 870

NOTICE OF 2007 ANNUAL GENERAL MEETING

For the Annual General Meeting of the Company to be held at

Crown Promenade Hotel (Meeting Room 8)
8 Whiteman Street
Southbank, Melbourne

10.00am (Melbourne time)
on Wednesday
21 November 2007

THIS IS AN IMPORTANT DOCUMENT

If you are in doubt as to what to do with this document please immediately see your legal adviser, financial adviser or stockbroker

MESOBLAST LIMITED
ACN 109 431 870

Notice of Annual General Meeting of Shareholders

Notice is given that an Annual General Meeting of the shareholders of Mesoblast Limited ACN 109 431 870 (**Company**) will be held at Crown Promenade Hotel (Meeting Room 8), 8 Whiteman Street, Southbank, Melbourne (Melways Reference Map 1D, Grid L4) on 21 November 2007 at 10.00am **(Melbourne time)** for the purpose of considering and, if thought fit, passing the following resolutions.

Please note that additional information concerning the proposed resolutions are contained in the Explanatory Memorandum that accompanies and forms part of this Notice of Annual General Meeting.

General Business

Resolution 1 – Financial Statements and Reports

To receive and consider the Financial Statements of the Company for the year ended 30 June 2007, together with the Directors' Report and the Independent Audit Report as set out in the Annual Report.

Resolution 2 – Adoption of Remuneration Report

To consider, and if thought fit, to pass the following resolution as an ordinary resolution *:

"*To adopt the Remuneration Report for the year ended 30 June 2007*".

** Please note that section 250R(3) of the Corporations Act 2001 (Cth) provides that the vote on this resolution is advisory only and does not bind the directors or the Company.*

Resolution 3 – Re-election of Donal O'Dwyer as a Director

To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

"*That pursuant to clause 15.3(a) of the Company's Constitution, the members of the Company approve the re-appointment of Donal O'Dwyer as a director of the Company, who, pursuant to clause 15.3(b) of the Company's Constitution is retiring by rotation and being eligible, offers himself for re-election*".

Resolution 4 – Re-election of Byron McAllister as a Director

To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

"*That pursuant to clause 15.3(a) of the Company's Constitution, the members of the Company approve the re-appointment of Byron McAllister as a director of the Company, who, pursuant to clause 15.3(b) of the Company's Constitution is retiring by rotation and being eligible, offers himself for re-election*".

Special Business

Resolution 5 – Approval of Executive Share Option Plan

To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

"*That, for the purposes of ASX Listing Rule 7.2 exception 9 and for all other purposes shareholders approve with effect from the close of this Meeting the Company's Executive Share Option Plan (a copy of which accompanies this Notice of Annual General Meeting)*

(ESOP) *and the issue of options by the Board in its discretion in accordance with the provisions of that ESOP."*

Resolution 6 – Appointment of PricewaterhouseCoopers as Auditors

To consider and, if thought fit, to pass the following resolution as a special resolution:

"Subject to the prior Australian Securities and Investments Commission ***(ASIC)*** *approval of the resignation of the Company's current auditors PKF Chartered Accountants & Business Advisers, that PricewaterhouseCoopers having been duly nominated pursuant to Section 328B(3) of the Corporations Act 2001 (C'th)* ***(Act)*** *and consented in writing to act, be appointed as auditor of the Company pursuant to Section 327B of the Act, effective from the close of this meeting."*

Other Business

To consider any other business that may legally be brought forward.

By Order of the Board:

....

Kevin Hollingsworth
Company Secretary
16th October 2007

NOTES

1. How to Vote and Voting Entitlements

You may vote by attending the meeting in person, by proxy or authorised representative.

Pursuant to Regulation 7.11.37 of the *Corporations Regulations 2001 (Cth)*, the holders of the Company's shares for the purposes of the meeting, will be those registered holders of Shares at 7pm (Eastern Standard Time) on Monday, 19 November 2007.

2. Voting in Person or by Corporate Representative

To vote in person, attend the Annual General Meeting on the date and time and at the place set out above. If you plan on attending the meeting please arrive at the venue 30 minutes prior to the time designated for the meeting so that the Company may check your shareholding against the Company's share register and note your attendance.

If a corporate Shareholder wishes to appoint a person to act as its representative at the meeting that person should be provided with a letter or certificate authorising him or her as the company's representative. The appointment must comply with the requirements of section 250D of the *Corporations Act 2001* (Cth) and the representative should bring to the meeting evidence of their appointment, including any authority under which such appointment is signed.

3. Voting by Proxy

A Shareholder entitled to attend and vote at the meeting is entitled to appoint a proxy. The proxy need not be a Shareholder of the Company. If the Shareholder is entitled to cast 2 or more votes, not more than 2 proxies and may specify the proportion or number of votes each proxy is appointed to exercise. If the Shareholder appoints two proxies and the appointment does not specify the proportion or number of the Shareholder's votes each proxy may exercise, each proxy may exercise one half of the Shareholder's votes.

A Shareholder may direct their proxy how to vote by placing a mark in one of the boxes opposite each item of business on the proxy form. All the Shareholder's shares will be voted in accordance with that direction. If a Shareholder marks more than one box on an item, their vote on that item will be invalid.

To vote by proxy, please complete and sign the Proxy Form attached to this Notice of Annual General Meeting in accordance with the instructions set out in the Proxy Form so that it is received at the Company's Share Registry, Link Market Services Limited, Level 12, 680 George Street, Sydney NSW 2000, Locked Bag A14, Sydney South NSW 1235 or faxed to the Share Registry on facsimile number (02) 9287 0309 not later than 10.00 am (Eastern Standard Time) on 19 November 2007. Any revocations of proxies must be received prior to the commencement of the meeting.

The Company's Chairman will be chairing the meeting and intends to vote all undirected proxies in favour of all the resolutions. If you wish to appoint the Chairman or another director as your proxy and you do not wish to direct them how to vote, please tick the appropriate box on the form.

Mesoblast Limited

ACN 109 431 870

Information Memorandum and Explanatory Notes

These Explanatory Notes have been prepared to provide members with sufficient information to assess the merits of the resolutions contained in the accompanying Notice of Annual General Meeting (**AGM**) of the Company (**Notice**) concerning the meeting to be held at 10.00am on 21 November 2007 at Crown Promenade Hotel, 8 Whiteman Street, Southbank.

1. Financial Statements and Reports

Section 317 of the *Corporations Act 2001* (Cth) (**Corporations Act**) requires the Financial Report, the Directors' Report and the Auditor's Report for the year ended 30 June 2007 to be laid before the Company's Annual General Meeting. There is no requirement either in the Corporations Act or in the Company's Constitution for shareholders to approve these reports (other than the Remuneration Report which forms part of the Directors' Report). Shareholders will have a reasonable opportunity at the meeting to ask questions and comment on these reports and on the Company's business and operations.

Shareholders should note that the Financial Statements and Reports will be received in the form presented. It is not the purpose of the meeting that the Financial Statements and Reports be accepted, rejected or modified in any way and accordingly there will be no formal resolution put to the meeting.

2. Resolution 2 – Adoption of Remuneration Report (Non-binding Resolution)

Under Section 250R of the Corporations Act, shareholders have the opportunity to pass a non-binding resolution on the Remuneration Report at the Company's Annual General Meeting and, under section 250SA of the Corporations Act, the Chairman must allow the Shareholders a reasonable opportunity to ask questions about, or make comments on, the Remuneration Report.

The Remuneration Report, which explains the Board's policies in relation to the nature and level of remuneration paid to Directors of the Company and which sets out remuneration details for each Director, forms part of the Directors' Report on pages 6 to 22 (inclusive) of the Annual Report for the year ended 30 June 2007 which has been sent to shareholders with this Notice and Explanatory Notes.

The Remuneration Report:

- explains the Board's policies in respect of the nature and level of remuneration paid to Directors and senior management of the Company;
- discusses the link between the Board's policies and the Company's performance;
- explains why the performance conditions were chosen and how performance is measured against them;
- sets out the remuneration details for each Director and each member of the Company's senior management team; and
- makes clear that the basis for remunerating non-executive Directors is distinct from the basis for remunerating executives and executive Directors.

Shareholders should note that, as specified by section 250R of the Corporations Act, the vote on Resolution 2 is advisory only and is not binding on the Board or the Company. Shareholders will be given the opportunity to ask questions about or make comments on the Remuneration Report.

The Board unanimously recommends that shareholders vote in favour of Resolution 2.

3. Resolution 3 – Re-election of Donal O'Dwyer as a Director

Clause 15.3(a)(i) of the Constitution of the Company provides that no Director (except the Managing Director) may hold office for a period in excess of 3 years, or beyond the third annual general meeting following the Director's election, whichever is the longer, without submitting himself or herself for re-election. Clause 15.3(a)(ii) provides that at each annual general meeting one-third of the previously elected Directors, and if their number is not a multiple of 3, then the number nearest to but not exceeding one-third, must retire from office and are eligible for re-election.

Clause 15.3(b) provides that the Directors to retire in every year under clause 15.3(a) are the Directors longest in office since last being elected.

Donal O'Dwyer was elected to the Board by the members at the Company's 2005 Annual General Meeting. In accordance with Clause 15.3 of the Constitution of the Company, Mr O'Dwyer is due to retire, is eligible for re-election and has submitted himself for re-election at the Annual General Meeting.

Mr O'Dwyer has 20 years experience as a senior executive in the global cardiovascular and medical devices industries. From 1996 to 2003, Mr O'Dwyer worked for Cordis Cardiology, the cardiology division of Johnson & Johnson's Cordis Corporation, initially as its president (Europe) and from 2000 as its worldwide president. Cordis is the world's largest manufacturer of innovative products for interventional medicine, minimally invasive computer-based imaging, and electrophysiology. In his role, Mr O'Dwyer led Cordis through the launch of the revolutionary Cypher drug eluting coronary stent technology, and saw the company take over number one market share of coronary stents worldwide. He directly supervised an increase in sales from $US500 million in 2000 to $US2 billion in 2003. Prior to joining Cordis, Mr O'Dwyer worked for 12 years with Baxter Healthcare, rising from plant manager in Ireland to president of the Cardiovascular Group, Europe, now Edwards Lifesciences. Mr O'Dwyer is a qualified civil engineer, has an MBA and is on the board of a number of companies including Cochlear Limited, Atcor Medical Ltd and Sunshine Heart Inc.

The Directors (in the absence of Mr O'Dwyer) recommend that shareholders vote in favour of the re-election of Mr O'Dwyer.

The Chairman in his capacity as proxy holder intends to vote undirected proxies in favour of approving this Resolution 3.

4. Resolution 4 – Re-election of Byron McAllister as a Director

Clause 15.3(a)(i) of the Constitution of the Company provides that no Director (except the Managing Director) may hold office for a period in excess of 3 years, or beyond the third annual general meeting following the Director's election, whichever is the longer, without submitting himself or herself for re-election. Clause 15.3(a)(ii) provides that at each annual general meeting one-third of the previously elected Directors, and if their number is not a multiple of 3, then the number nearest to but not exceeding one-third, must retire from office and are eligible for re-election.

Clause 15.3(b) provides that the Directors to retire in every year under clause 15.3(a) are the Directors longest in office since last being elected.

Byron McAllister was elected to the Board by the members at the Company's 2005 Annual General Meeting. In accordance with Clause 15.3 of the Constitution of the Company, Mr McAllister is due to retire, is eligible for re-election and has submitted himself for re-election at the Annual General Meeting.

Mr McAllister has extensive expertise in product development, quality assurance, and obtaining FDA regulatory approvals within the healthcare industry. He has broad experience within the biologics, pharmaceutical and medical device industries, and has prepared full documentation for approval by the U.S. FDA, UK MHRA, and other world health regulatory authorities. Most recently, Mr McAllister has served as Vice President, Worldwide Quality Assurance, for the Ares-Serono Group based in Geneva and Boston, overseeing operations in over a dozen countries. Mr McAllister has held senior management positions in manufacturing and quality assurance with Abbott Laboratories', Ross Laboratories and Diagnostics Divisions, Amersham Corporation, and Coulter Electronics Corporation. Mr. McAllister serves as a member of the Executive Committee of Syntiron LLC, St. Paul, Minnesota, USA and is an active member of the PDA (Parenteral Drug Association), American Society for Quality (ASQ), and the Regulatory Affairs Professionals Society (RAPS).

The Directors (in the absence of Mr McAllister) recommend that shareholders vote in favour of the re-election of Mr McAllister.

The Chairman in his capacity as proxy holder intends to vote undirected proxies in favour of approving this Resolution 4.

5. Resolution 5 – Approval of Executive Share Option Plan

5.1 Background

The Company has adopted an executive share option plan (**ESOP**) to foster an ownership culture within the Company and to motivate senior management and directors to achieve performance targets of the Company and/or their respective business units. The ESOP is regarded as an *employee incentive scheme* for the purposes of Listing Rule 7.2.

Approval of the ESOP and any options to be issued pursuant to the ESOP is sought pursuant to Listing Rule 7.2, Exception 9.

Listing Rule 7.1 provides generally that a company may not issue shares or securities convertible into shares equal to more than 15% of the company's issued share capital in any 12 months without prior obtaining shareholder approval unless the issue fits into one of the exceptions contained in Listing Rule 7.2. Listing Rule 7.2 Exception 9 effectively provides that securities issued pursuant to an employee incentive scheme are not included in the calculation of the 15% for Listing Rule 7.1 purposes, provided the employee incentive scheme and the securities to be issued pursuant to the ESOP have been approved by shareholders within the previous 3 years..

Accordingly, shareholder approval is sought pursuant to this Resolution 5 in order for the Company to continue to be able to issue options pursuant the ESOP and have those options qualify under Listing Rule 7.2 Exception 9 for a further 3 years from the date of approval.

5.2 Information required for Listing Rule 7.2 Exception 9

Listing Rule 7.2 Exception 9 requires the information detailed in sections 5.3, 5.4 and 5.5 to be provided to members for approval under this resolution:

(a) *Outline of Terms and Conditions of the Company's Executive Share Option Plan*

Selected senior management of the Company and its subsidiaries (**Group**) and the directors (collectively the **Participants**) are eligible to participate in the ESOP at the absolute discretion of the Company's board of directors (**Board**).

The aggregate number of shares which may be issued upon the exercise of options issued pursuant to the ESOP (**Plan Shares**), and all other share purchase plans shall not at any time exceed 5% of the total number of issued shares of the Company.

Shares allotted and issued under the Plan must rank equally in all respects with other shares from the date of allotment and issue, subject to the satisfaction of any applicable disposal restrictions.

The vesting date, expiry date, exercise price and exercise period in relation to an option issued under the ESOP are determined by the Board in its discretion.

The above is only a summary of the main features of the ESOP. A full copy of the ESOP is attached to these Explanatory Notes.

(b) Options already issued

The Company has since adoption of its ESOP issued 10,760,000 options to acquire fully paid ordinary shares.

(c) Voting Exclusion

Pursuant to Listing Rules 7.2 Exception 9 the Company will disregard any votes cast on resolution 4 by:

- the Directors of Mesoblast; and
- an associate of that person (or those persons).

However, the Company need not disregard a vote if:

- it is cast by a person as a proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or
- it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

No Recommendation

As the Directors of Mesoblast are excluded from voting pursuant to the Listing Rules, they make no recommendation to the shareholders in respect of the Executive Share Option Plan.

The Chairman in his capacity as proxy holder intends to vote undirected proxies in favour of approving this Resolution 5.

6. Resolution 6 – Appointment of Auditors

As the Company enters phase 2 clinical trial stage and continues to expand, the Company has decided to seek shareholder approval to change its auditors to an auditing firm that has a highly regarded international profile.

The Act requires the Company to appoint an auditor at the next Annual General meeting following any vacancy in the office of auditor for a public company. As the Company's current auditors PKF Chartered Accountants & Business Advisers (**PKF**) will be resigning

as auditor of Mesoblast at this Annual General Meeting, Mesoblast seeks shareholder approval to appoint PricewaterhouseCoopers (**PWC**) in place of PKF as auditors of the Company, with effect from the close of this Annual General Meeting (**AGM**). It is a requirement of Section 329 of the Corporations Act that an auditor intending to resign from its position of auditor seeks the written consent of Australian Securities and Investments Commission (**ASIC**) to that resignation. As at the date of this Notice of Meeting this consent of ASIC has been sought but not yet received and the Company is not aware of any reason why ASIC will not grant its consent.

Section 328B of the Act enables Mesoblast to appoint an auditor at its AGM if a Mesoblast shareholder gives Mesoblast a written notice (within the time periods described in the Act) nominating the proposed auditing firm (i.e. PWC) to be auditor of the Company. A copy of that shareholder nomination accompanies this Notice of Meeting.

Pursuant to the Act, PWC have consented to act as auditors for the Company and have not withdrawn that consent prior to the date of this meeting

The Directors recommend that shareholders vote in favour of Resolution 6.

The Chairman in his capacity as proxy holder intends to vote undirected proxies in favour of approving Resolution 6.

7. Other Information

The Board is not aware of any other information which is relevant to the consideration by members of the proposed resolutions which are detailed in the Notice. Prior to making any decision, members may wish to seek advice from their own independent financial adviser or stockbroker as to the effect of the proposed resolutions.

MESOBLAST LIMITED

ACN 109 431 870

Please return your Proxy forms to:
Link Market Services Limited
Level 12, 680 George Street, Sydney NSW 2000
Locked Bag A14, Sydney South NSW 1235 Australia
Telephone: 1300 554 474
From outside Australia: +612 8280 7111
Facsimile: (02) 9287 0309
ASX Code: MSB
Website: www.linkmarketservices.com.au

APPOINTMENT OF PROXY

If you would like to attend and vote at the Annual General Meeting, please bring this form with you. This will assist in registering your attendance.

I/We being a member(s) of Mesoblast Limited and entitled to attend and vote hereby appoint

A **the Chairman of the Meeting (mark box)** ☐ **OR** if you are **NOT** appointing the Chairman of the Meeting as your proxy, please write the name of the person or body corporate (excluding the registered securityholder) you are appointing as your proxy

or failing the person/body corporate named, or if no person/body corporate is named, the Chairman of the Meeting, as my/our proxy to act generally at the meeting on my/our behalf and to vote in accordance with the following instructions (or if no directions have been given, as the proxy sees fit) at the Annual General Meeting of the Company to be held at 10:00am on Wednesday, 21 November 2007, at Crown Promenade Hotel, Meeting Room 8, 8 Whiteman Street, Southbank, Melbourne and at any adjournment of that meeting.

Where more than one proxy is to be appointed or where voting intentions cannot be adequately expressed using this form an additional form of proxy is available on request from the share registry. Proxies will only be valid and accepted by the Company if they are signed and received no later than 48 hours before the meeting. The Chairman of the Meeting intends to vote undirected proxies in favour of all items of business.

B **To direct your proxy how to vote on any resolution please insert** ☒ **in the appropriate box below.**

ORDINARY BUSINESS	For	Against	Abstain*
Resolution 2 To adopt the Remuneration Report (vote is advisory only)	☐	☐	☐
Resolution 3 Re- election of Donal O'Dwyer	☐	☐	☐
Resolution 4 Re-election of Byron McAllister	☐	☐	☐

SPECIAL BUSINESS	For	Against	Abstain*
Resolution 5 Approval of Executive Share Option Plan	☐	☐	☐
Resolution 6 Appointment of PricewaterhouseCoopers as Auditors	☐	☐	☐

* If you mark the Abstain box for a particular Item, you are directing your proxy not to vote on your behalf on a show of hands or on a poll and your votes will not be counted in computing the required majority on a poll.

C **SIGNATURE OF SECURITYHOLDERS – THIS MUST BE COMPLETED**

Securityholder 1 (Individual)	Joint Securityholder 2 (Individual)	Joint Securityholder 3 (Individual)
Sole Director and Sole Company Secretary	Director/Company Secretary (Delete one)	Director

This form should be signed by the securityholder. If a joint holding, either securityholder may sign. If signed by the securityholder's attorney, the power of attorney must have been previously noted by the registry or a certified copy attached to this form. If executed by a company, the form must be executed in accordance with the securityholder's constitution and the *Corporations Act 2001* (Cwlth).

Link Market Services Limited advises that Chapter 2C of the *Corporations Act 2001* requires information about you as a securityholder (including your name, address and details of the securities you hold) to be included in the public register of the entity in which you hold securities. Information is collected to administer your securityholding and if some or all of the information is not collected then it might not be possible to administer your securityholding. Your personal information may be disclosed to the entity in which you hold securities. You can obtain access to your personal information by contacting us at the address or telephone number shown on this form. Our privacy policy is available on our website (www.linkmarketservices.com.au).

MSB PRX741

How to complete this Proxy Form

1 Your Name and Address

This is your name and address as it appears on the company's share register. If this information is incorrect, please make the correction on the form. Shareholders sponsored by a broker should advise their broker of any changes. **Please note: you cannot change ownership of your shares using this form.**

2 Appointment of a Proxy

If you wish to appoint the Chairman of the Meeting as your proxy, mark the box in section A. If the person you wish to appoint as your proxy is someone other than the Chairman of the Meeting please write the name of that person in section A. If you leave this section blank, or your named proxy does not attend the meeting, the Chairman of the Meeting will be your proxy. A proxy need not be a shareholder of the company. A proxy may be an individual or a body corporate.

3 Votes on Items of Business

You should direct your proxy how to vote by placing a mark in one of the boxes opposite each item of business. All your shares will be voted in accordance with such a direction unless you indicate only a portion of voting rights are to be voted on any item by inserting the percentage or number of shares you wish to vote in the appropriate box or boxes. If you do not mark any of the boxes on the items of business, your proxy may vote as he or she chooses. If you mark more than one box on an item your vote on that item will be invalid.

4 Appointment of a Second Proxy

You are entitled to appoint up to two persons as proxies to attend the meeting and vote on a poll. If you wish to appoint a second proxy, an additional Proxy Form may be obtained by telephoning the company's share registry or you may copy this form.

To appoint a second proxy you must:

(a) on each of the first Proxy Form and the second Proxy Form state the percentage of your voting rights or number of shares applicable to that form. If the appointments do not specify the percentage or number of votes that each proxy may exercise, each proxy may exercise half your votes. Fractions of votes will be disregarded.

(b) return both forms together.

5 Signing Instructions

You must sign this form as follows in the spaces provided:

Individual:	where the holding is in one name, the holder must sign.
Joint Holding:	where the holding is in more than one name, either securityholder may sign.
Power of Attorney:	to sign under Power of Attorney, you must have already lodged the Power of Attorney with the registry. If you have not previously lodged this document for notation, please attach a certified photocopy of the Power of Attorney to this form when you return it.
Companies:	where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the company (pursuant to section 204A of the *Corporations Act 2001*) does not have a Company Secretary, a Sole Director can also sign alone. Otherwise this form must be signed by a Director jointly with either another Director or a Company Secretary. Please indicate the office held by signing in the appropriate place.

If a representative of the corporation is to attend the meeting the appropriate "Certificate of Appointment of Corporate Representative" should be produced prior to admission. A form of the certificate may be obtained from the company's share registry.

Lodgement of a Proxy

This Proxy Form (and any Power of Attorney under which it is signed) must be received at an address given below by 10:00am on Monday, 19 November 2007, being not later than 48 hours before the commencement of the meeting. Any Proxy Form received after that time will not be valid for the scheduled meeting.

Proxy forms may be lodged using the reply paid envelope or:

- by posting, delivery or facsimile to Mesoblast Limited's share registry as follows:
  Mesoblast Limited
  C/- Link Market Services Limited
  Locked Bag A14
  Sydney South NSW 1235
  Facsimile: (02) 9287 0309
- delivering it to Level 12, 680 George Street, Sydney NSW 2000.

Rules of Executive Share Option Plan

Mesoblast Limited
ACN 109 431 870

Middletons Lawyers

Melbourne office

Table of Contents

Mesoblast Limited Executive Share Option Plan

1. The plan

The purpose of the Plan is to provide Eligible Employees with an incentive to remain with the Group and to improve the longer-term performance of the Company and its return to shareholders. It is intended that the Plan will enable the Group to retain and attract skilled and experienced employees and provide them with the motivation to make the Group more successful.

2. Eligibility

The Board may determine at any time that any Eligible Employee is not entitled to participate in the Plan if the Eligible Employee's participation would be unlawful.

3. Participation

3.1 Invitation to participate

Subject to these rules, the Board may invite any Eligible Employee selected by it to complete an Application Form relating to a specified number of Options allocated to that Eligible Employee by the Board.

3.2 Application form

The Board must give to each Eligible Employee invited to complete an Application Form, an Application Form together with the following information relating to the Options allocated to the Eligible Employee:

(a) the date of grant or intended date of grant;

(b) the total number of Options to be granted;

(c) the Exercise Period;

(d) the Exercise Price or the method of determining the Exercise Price;

(e) the Exercise Conditions attaching to the Options (if any);

(f) the Disposal Restrictions attaching to any Shares issued on exercise (if any);

(g) the Forfeiture Conditions attaching to the Options (if any);

(h) any other terms and conditions relating to the grant which, in the opinion of the Board, are fair and reasonable but not inconsistent with these rules;

(i) in respect of the initial grant made to an Eligible Employee, a summary, or a copy of these rules; and

(j) any other information or documents required to be notified by the Corporations Act or the Listing Rules.

3.3 Participant bound by application form, rules and constitution

By completing and returning the Application Form, a Participant agrees to be bound by the terms of the Application Form, these rules and the Constitution.

4. Grant of options

4.1 Grant of options

The Board may grant Options to a Participant on acceptance of a duly signed and completed Application Form.

4.2 No payment for options

Unless otherwise determined by the Board, no payment is required for the grant of Options under the Plan.

4.3 Options non-transferable

An Option granted under the Plan is not capable of being transferred or encumbered by a Participant, unless the Board determines otherwise. The Company has no obligation to apply for quotation of the Options on the ASX.

4.4 Option certificate

The Company must issue a Certificate to a Participant in respect of the Options granted to that Participant. The Company must comply with the provisions of the Constitution, the Listing Rules and the Corporations Act relating to the issue of the Certificate.

4.5 Limit on issues of new shares

The number of Shares that would be issued were Options granted under this rule 4 to be exercised, when aggregated with the number of Shares that would be issued were each outstanding offer or option to acquire unissued shares, being an offer made or option acquired pursuant to the Plan or any other employee share scheme extended only to employees or directors of the Group, to be accepted or exercised (as the case may be), disregarding any offer made, or option acquired or share issued by way of or as a result of an offer to directors of the Company, must not exceed 5% of the total number of issued Shares as at the time of the grant.

5. Exercise of options

5.1 Manner of exercise of options

The exercise of any Option granted under the Plan may only be effected in such form and manner as the Board may prescribe.

5.2 Exercise conditions

Subject to rules 5.3 and 6, an Option granted under the Plan may only be exercised:

(a) if all the Exercise Conditions have been met;

(b) if the Exercise Price has been paid to the Company or as the Company may direct; and

(c) within the Exercise Period relating to the Option.

An Option granted under the Plan may not be exercised once it has lapsed.

5.3 Control event

Notwithstanding rule 5.2, the Board may determine that an Option may be exercised, whether or not any or all applicable Exercise Conditions have been met, on the occurrence of a Control Event.

5.4 Issue or transfer of shares on exercise

Following exercise of an Option by a Participant, the Company must, within such time as the Board determines, allot and issue or procure the transfer to the Participant of the number of Shares in respect of which the Option has been exercised, credited as fully paid.

5.5 Shares rank equally

Subject to the satisfaction of any applicable Disposal Restrictions, Shares allotted and issued under the Plan must rank equally in all respects with all other Shares from the date of allotment and issue, including:

(a) voting rights; and

(b) entitlements to participate in:

(i) distributions and dividends; and

(ii) future rights issues and bonus issues,

where the record date for determining entitlements falls on or after the date of allotment and issue.

5.6 Quotation on ASX

The Company must apply for quotation on the official list of the ASX of Shares allotted and issued on the exercise of Options as soon as practicable after the allotment and issue of those Shares, so long as Shares are quoted on the official list of ASX at that time.

5.7 Financial assistance

The Company may financially assist a person to pay for the grant of an Option, to pay any Exercise Price for an Option or to acquire Shares under the Plan, subject to compliance with the provisions of the Corporations Act and the Listing Rules relating to financial assistance.

6. Cessation of appointment/employment and lapsing of options

6.1 Resignation, retirement, redundancy, Permanent Disability and death

If a Participant ceases to be appointed as director or employed by any member of the Group due to his or her death, resignation, retirement, retrenchment by reason of redundancy or Permanent Disability:

(a) all Options granted to that Participant as at the date of cessation which are Vested Options may be exercised by that Participant in the 60 day period following the date of cessation of appointment or employment (and the Exercise Period is amended accordingly), after which those Vested Options will lapse; and

(b) all other Options granted to that Participant will lapse on the date of cessation, unless the Board determines otherwise, in which event the Board will determine the period within which those other Options may be exercised following the date of cessation of appointment or employment (and the Exercise Period is amended accordingly), after which those other Options will lapse.

6.2 Cessation for any other reason

If a Participant ceases to be appointed or employed by any member of the Group for any reason other than those contemplated by rule 6.1:

(a) all Options granted to that Participant as at the date of cessation which are Vested Options will lapse on the date of cessation, unless the Board determines otherwise, in which event the Board will determine the period within which those other Options may be exercised following the date of cessation of appointment or employment (and the Exercise Period is amended accordingly), after which those other Options will lapse; and

(b) all other Options granted to that Participant will lapse as at the date of cessation.

6.3 Liquidation

On Liquidation, all Options which are not Vested Options will lapse.

6.4 Fraud

If, in the opinion of the Board, a Participant (or, where a Participant is a person nominated by an Eligible Employee, the employee or director who nominated the Participant) has acted fraudulently or dishonestly, the Board may determine that any Option granted to that Participant should lapse, and the Option will lapse accordingly.

6.5 Forfeiture conditions

An Option will lapse on the occurrence of a Forfeiture Condition relating to that Option, unless the Board determines otherwise.

6.6 Lost Options

A Participant may submit a request to the Board that an Option granted to that Participant should lapse. On receipt of that request, the Board may determine that the Option should lapse, in which case the option will lapse accordingly.

6.7 End of exercise period

If an Option has not lapsed earlier in accordance with this rule 6, it will lapse at the end of the Exercise Period.

7. Changes in circumstances

7.1 Reconstruction

In the event of any reconstruction (including consolidation, subdivision, reduction, capital return, buy back or cancellation) of the share capital of the Company, the number of Options to which each Participant is entitled and/or the Exercise Price of those Options must be reconstructed in accordance with the Listing Rules. Options must be reconstructed in a manner which will not result in any additional benefits being conferred on Participants which are not conferred on other shareholders of the Company.

7.2 Participation in new issues

Subject to the Listing Rules, a Participant is only entitled to participate (in respect of Options granted under the Plan) in a new issue of Shares to existing shareholders generally if the Participant has validly exercised his or her Options within the relevant Exercise Period and become a Shareholder prior to the relevant record date, and is then only entitled to participate in relation to Shares of which the Participant is the registered holder.

7.3 Adjustment to exercise price - rights issues

Subject to the Listing Rules, if there is a Pro Rata Issue (except a Bonus Issue) to the holders of Shares, the Exercise Price of an Option will be reduced according to the following formula:

$$O' = O - \frac{E[P - (S + D)]}{N+1}$$

where:

O' = the Exercise Price immediately following the adjustment;

O = the Exercise Price immediately prior to the adjustment;

E = the number of Shares into which one Option is exercisable;

P = the average market price per Share (weighted by reference to volume) during the 5 trading days ending on the day before the ex rights date or ex entitlements date;

S = the subscription price for a Share under the Pro Rata Issue;

D = any dividend due but not yet paid on a Share (except any Share to be issued under the Pro Rata Issue); and

N = the number of Shares with rights or entitlements that must be held to receive a right to one new Share.

7.4 Adjustment to number of underlying securities - bonus issues

Subject to the Listing Rules, if there is a Bonus Issue to the holders of Shares, the number of Shares over which an Option is exercisable will be increased by the number of Shares which the holder of the Option would have received if the Option had been exercised before the record date for the Bonus Issue.

8. Amendment

Subject to the Listing Rules, these rules may be amended or supplemented by resolution of the Board. Unless the resolution of the Board expressly states otherwise, any amendment or supplement to these rules will not apply to any Options granted under these rules which have not yet been exercised.

9. Powers of the Board

9.1 Powers of the Board

The Plan will be managed by the Board, which will have power to:

(a) determine appropriate procedures for the administration of the Plan consistent with these rules;

(b) resolve conclusively all questions of fact or interpretation arising in connection with the Plan;

(c) determine matters falling for determination under these rules in its discretion having regard to the interests of and for the benefit of the Company;

(d) exercise the discretions conferred on it by these rules or which may otherwise be required in relation to the Plan; and

(e) delegate to any one or more persons (for such period and on such conditions as it may determine) the exercise of any of its powers or discretions arising under the Plan.

9.2 Indemnification

The Company must indemnify, and keep indemnified, to the full extent permitted by law, each person who is or has been a director or alternate director of the Company against all proceedings, actions, claims, demands, losses, liabilities, damages, costs and expenses which may be made, brought against, suffered or incurred by the person arising directly or indirectly out of or in connection with the administration of the Plan.

9.3 Commencement of Plan

The Plan will take effect on and from such date as the Board may resolve.

9.4 Termination or suspension of Plan

The Board may terminate or suspend the operation of the Plan at any time.

9.5 Resolution to terminate, suspend, supplement or amend

In passing a resolution to terminate or suspend the operation of the Plan or to supplement or amend these rules, the Board must consider and endeavour to ensure that there is fair and equitable treatment of all Participants.

10. Powers of the administrator

10.1 Appointment of administrator

The Board may appoint an Administrator and may determine the terms and conditions of the Administrator's appointment. The Board may remove the Administrator.

10.2 Role of administrator

The Administrator must administer the Plan in accordance with these rules and any procedures determined by the Board and agreed to as between the Board and the Administrator.

11. Contracts of employment and other employment rights

11.1 Discretion of board

It is a condition of these rules that the Plan may be terminated at any time at the discretion of the Board and that no compensation under any employment contract will arise as a result.

11.2 No right to grant of options

Participation in the Plan does not confer on any Eligible Employee any right to a grant of Options.

11.3 Calculation of employee benefits

The value of the Options do not increase a Participant's income for the purpose of calculating any employee benefits.

11.4 No right to future employment etc.

Participation in the Plan does not confer on any Participant any right to future employment and does not affect any rights which the Company may have to terminate the employment of any Participant.

11.5 Acknowledgment by Participant

It is acknowledged and accepted by each Participant that the terms of the Plan do not form part of the terms and conditions of the Participant's employment contract, nor do the terms of the Plan constitute a contract or arrangement (including any related condition or collateral arrangement) in relation to the Participant's employment contract.

12. Connection with other plans

Unless the Board otherwise determines, participation in the Plan does not affect, and is not affected by, participation in any other incentive or other plan operated by the Company unless the terms of that other plan provide otherwise.

13. Notices

Any notice or direction given under these rules is validly given if it is handed to the person concerned or sent by ordinary prepaid post to the person's last known address or given in any reasonable manner which the Board from time to time determines.

14. General

Notwithstanding any rule, Shares may not be allotted and issued, acquired, transferred or otherwise dealt with under the Plan if to do so would contravene the Corporations Act, the Listing Rules, or any other applicable laws.

15. Plan costs

15.1 Plan Costs

Unless otherwise determined by the Board, the Company must pay all costs, charges and expenses relating to the establishment and operation of the Plan, including all costs incurred in or associated with an allotment, issue or acquisition of Shares for the purposes of enabling Participants to exercise Options granted to them under the Plan.

15.2 Reimbursement

The Company and any Associated Body Corporate of the Company may provide money to the trustee of any trust or any other person to enable them to acquire Shares to be held for the purposes of the Plan, or enter into any guarantee or indemnity for those purposes, to the extent permitted by the Corporations Act. In addition, the Company may require any Associated Body Corporate to enter into any other agreement or arrangement as it considers necessary to oblige that Associated Body Corporate to reimburse the Company for any amounts paid by the Company in connection with this Plan, directly or indirectly, in relation to any employee or director of that Associated Body Corporate.

16. Overseas eligible employees

The Company at the Board's discretion may:

(a) grant options to Eligible Employees and Participants who are resident outside of Australia; and

(b) make regulations for the operation of the Plan which are not inconsistent with these rules to apply to Eligible Employees and Participants who are resident outside of Australia.

17. Governing law

The laws of Victoria, Australia, govern these rules.

18. Definitions and interpretation

18.1 Definitions

In this document, unless the context requires otherwise:

Accounting Standards means the Australian Accounting Standards from time to time and if and to the extent that any matter is not covered by Australian Accounting Standards means generally accepted accounting principles applied from time to time in Australia for a business similar to the Business.

Administrator means the person (if any) selected by the Board to carry out the day to day administration of the Plan as contemplated by rule 10.1.

Application Form means the form that the Board determines is to be used by an Eligible Employee to apply for Options under the Plan.

Associated Body Corporate of the Company means each:

(a) related body corporate of the Company, within the meaning of section 50 of the Corporations Act;

(b) body corporate that has voting power in the Company of not less than 20%; or

(c) body corporate in which the Company has voting power of not less than 20%,

where "voting power" has the meaning in section 610 of the Corporations Act.

ASX means Australian Stock Exchange Limited (ACN 008 624 691).

Board means the board of directors of the Company or a committee appointed by the board of directors of the Company.

Bonus Issue means a Pro Rata Issue of Shares to holders of Shares for which no consideration is payable by them.

Certificate means, in relation to a Participant, the certificate or statement (in a form approved by the Board) issued to the Participant which discloses the number of Options entered in the register of Option holders in the name of the Participant.

Company means Mesoblast Ltd ACN 109 431 870.

Constitution means the constitution of the Company.

Control of an entity means having the right:

(a) to vote 50% (or more) of the votes that can be cast on the election or removal of the entity's directors;

(b) to appoint or remove directors who possess 50% (or more) of the votes exercisable by all directors of the entity; or

(c) to 50% (or more) of the profits or distributions of the entity or of its net liquidation proceeds.

For this definition, if the entity does not have a board of directors, 'director' means a member of the entity's governing body with a role similar to a board of directors.

Control Event means any of the following:

(a) an offer is made by a person for the whole of the issued ordinary share capital of the Company (or any part as is not at the time owned by the offeror or any person

acting in concert with the offeror) and after announcement of the offer the offeror (being a person who did not Control the Company prior to the offer) acquires Control of the Company;

(b) any other event occurs which causes a change in Control of the Company; or

(c) any other event which the Board reasonably considers should be regarded as a Control Event.

Corporations Act means *Corporations Act 2001 (Cth).*

Disposal Restrictions means, in relation to an Option, the restrictions (if any) determined by the Board that are required to be satisfied before a Share acquired as a result of the exercise of the Option by the Participant can be sold, transferred or otherwise dealt with by a Participant.

Eligible Employee means an employee or a director of any member of the Group who is determined by the Board to be an Eligible Employee for the purposes of the Plan, or any other person who is determined by the Board to be an Eligible Employee for the purposes of the Plan.

Exercise Conditions means, in relation to an Option, the period of time, performance hurdles and other conditions (if any) determined by the Board that are required to be satisfied before the Option can be exercised.

Exercise Period means, in relation to an Option, the period in which the Option may be exercised specified by the Board under rule 3.2, subject to any variation under rules 5.3 and 6.

Exercise Price means the greater of $0.20 and:

(a) in relation to an Option granted on or before the date of the commencement of official quotation of Shares on the ASX, an amount per Share that is 20% higher than the IPO Price; and

(b) in relation to an Option granted after the date of the commencement of official quotation of Shares on the ASX, the Market Price of a Share determined on the date a participant was invited to complete an Application Form relating to the Option under rule 3.1 or any other amount that is specified by the Board under rule 3.2,

subject to any adjustment under rule 7.3.

Forfeiture Conditions means, in relation to an Option, the conditions (if any) determined by the Board that will result in the Option lapsing if satisfied.

Group means the Company and each Associated Body Corporate of the Company.

IPO Price means the price per Share at which Shares are offered under the prospectus issued in connection with the initial public offering of Shares in the Company.

Liquidation means the passing of a resolution for voluntary winding up, or the making of an order for the compulsory winding up of the Company.

Listing Rules means the listing rules (as defined in the Corporations Act) made or adopted by the ASX.

Market Price means, in relation to an Option, the volume weighted average market price of Shares sold on the ASX on the 5 trading days immediately before the date of determination.

Option means a right to subscribe for or acquire a Share, subject to any adjustment under rule 7.4.

Participant means an Eligible Employee who has been invited to participate in the Plan and any other person who is nominated by that Eligible Employee (following receipt of an invitation by the Board under rule 3.1) and who is determined by the Board to be a Participant for the purposes of the Plan.

Permanent Disability means, in relation to a Participant, the inability, by reason of physical condition, mental illness or accident, of the Participant to perform substantially all of the duties of the position in which the Participant has been employed or appointed (as determined by the Board).

Plan means the Mesoblast Limited Executive Share Option Plan established and operated in accordance with these rules.

Pro Rata Issue means an issue which has been offered to all holders of Shares on a pro rata basis.

Share means a fully paid ordinary share in the capital of the Company.

Vested Option means an Option in respect of which all Exercise Conditions have been met or which are otherwise exercisable (including as contemplated by rules 5.3 and 6).

18.2 Interpretation

In these rules, unless the context otherwise requires:

(a) a reference to any thing (including an amount or a provision of this document) is a reference to the whole and each part of it;

(b) the singular includes the plural, and vice versa;

(c) the word 'person' includes an individual, a body corporate, a firm, an unincorporated body, a society, an association and an authority;

(d) a reference to a particular person includes their legal personal representatives, administrators, successors, substitutes and permitted assigns;

(e) a reference to 'costs' includes charges, expenses and legal costs;

(f) a reference to a "rule" or "these rules" is to the rule or these rules (as the case may be) as amended or replaced;

(g) a reference to the Constitution includes a reference to any provision having substantially the same effect which is substituted for or replaces the Constitution;

(h) where a Participant is a director of any member of the Group, but is not also an employee of any member of the Group, a reference to the employment with any member of the Group of that Participant is a reference to that Participant holding office as a director of any member of the Group;

(i) where a Participant is a person nominated by an Eligible Employee, a reference to the employment with any member of the Group of that Participant is a reference to the employment with any member of the Group of that Eligible Employee;

(j) a Participant does not cease to be employed by any member of the Group where the Participant ceases to be employed by one member of the Group but commences employment with another member of the Group provided that the new employment commences within 60 days from the date of termination or such other period as the Board may determine by notice in writing;

(k) a reference to 'law' means statute law, common law and equitable principles;

(l) a reference to a particular law includes that law and any subordinate legislation (such as regulations) under it, in each case as amended, replaced, re-enacted or consolidated;

(m) a reference to an accounting term is to that term as it is used in the Accounting Standards;

(n) a reference to 'dollars', '$' or 'A$' is to the lawful currency of Australia;

(o) a time means that time in Melbourne, Australia;

(p) a reference to a day or a month means a calendar day or calendar month;

(q) if a period of time starts from a given day (or event), it is to be calculated exclusive of that day (or the day the event occurs);

(r) the masculine includes the feminine, and vice versa;

(s) the meaning of any general language is not restricted by any accompanying example and the words 'includes', 'including' 'such as' or 'for example' (or similar phrases) are not words of limitation; and

(t) headings in this document are for convenience only and do not affect its meaning.

If (but for this rule) a provision of this document would be illegal, void or unenforceable or contravene the law, this document is to be interpreted as if the provision was omitted.

MESOBLAST LIMITED
ACN 109 431 870

All Registry communications to:
Link Market Services Limited
Locked Bag A14
Sydney South NSW 1235 Australia
Telephone: 1300 554 474
From outside Australia: +61 2 8280 7111
Facsimile: (02) 9287 0303
ASX Code: MSB
Email: registrars@linkmarketservices.com.au
Website: www.linkmarketservices.com.au

A better way to access your information and help the environment

Every year we are required to communicate information to shareholders, including annual reports, notices of meetings and other advices.

The *Corporations Legislation Amendment (Simpler Regulatory System) Act 2007* gives disclosing entities the ability to make the annual report available on a web site and provide hard copy annual reports only to those members who elect to receive them in that form subject to certain administrative requirements.

We will make the annual report available online and will notify you how to access the report when it becomes available. A printed version of the annual report will only be sent to shareholders electing to receive one by marking the relevant box below.

In addition, we are also offering you the opportunity to receive notification of your shareholder communications via email. We believe everyone benefits from electronic shareholder communication – shareholders receive prompt information and have the convenience and security of electronic delivery, there are significant cost savings and our communications are environmentally friendly.

How to nominate your method of communication

- **Hard copy** – by completing this form and returning it to us in the reply paid envelope.
- **Online** – by visiting the Share Registry website at **www.linkmarketservices.com.au**

OPTIONS – select one only

Please select **one option only**

☐ 1. Yes, I would like to receive **my shareholder communications** electronically as permitted by the *Corporations Act 2001*, including by email notification and internet access (this may include company announcements, dividend statements, annual reports and notices of shareholder meeting documents). I have provided my email address below.

☐ 2. Yes, I would like to receive my **notices of shareholder meeting documents and annual reports** electronically as permitted by the *Corporations Act 2001*, including by email notification and internet access, but continue to receive a printed version of my dividend statements. I have provided my email address below.

My email address is:

☐ 3. **Please mail me a printed version** of the annual report.

Privacy Clause: Link Market Services Limited advises that Chapter 2C of the *Corporations Act 2001* requires information about you as a securityholder (including your name, address and details of the securities you hold) to be included in the public register of the entity in which you hold securities. Information is collected to administer your securityholding and if some or all of the information is not collected then it might not be possible to administer your securityholding. Your personal information may be disclosed to the entity in which you hold securities. You can obtain access to your personal information by contacting us at the address or telephone number shown on this form. Our privacy policy is available on our website (www.linkmarketservices.com.au).

MSB ARE073

mesoblast
the adult stem cell company

asx announcement

FORMER JOHNSON & JOHNSON VICE CHAIRMAN JOINS ANGIOBLAST BOARD OF DIRECTORS

Melbourne, Australia; 30 October 2007: Australia's adult stem cell company, Mesoblast Limited (ASX:MSB;USOTC:MBLTY), today announced that Robert E. Campbell, the former Chief Financial Officer and Vice Chairman of Johnson & Johnson, has been appointed to the Board of Directors of its United States-based sister company, Angioblast Systems Inc.

Mr Campbell has been appointed head of the Board's Audit Committee, a role in which he will oversee the company's fiduciary governance as the company transitions to full compliance with Sarbanes-Oxley US capital market regulations.

At Johnson & Johnson, Mr Campbell was Chairman of the Professional Sector Worldwide, overseeing the development of the company's medical devices, including cardiovascular stents, endo-surgery instruments, and disposable contact lenses. Today Johnson & Johnson is one of the world's largest medical device and pharmaceutical corporations with a market capitalisation of over $US 180 billion. Mr Campbell is currently a Trustee and past Chairman of the Board of The Robert Wood Johnson Foundation, one of the largest philanthropic organisations in the US with an endowment of approximately $US 10 billion. He is also Trustee Emeritus and past Chairman of the Board of Fordham University.

Mesoblast's Board of Directors is delighted with Mr Campbell's appointment, and believes that his strategic, corporate, and financial expertise will significantly enhance Angioblast's ability to execute on its strategic partnering initiatives, corporate milestones, and capital markets opportunities.

About Mesoblast:

Mesoblast Limited (ASX:MSB;USOTC:MBLTY) is an Australian biotechnology company committed to the development of novel treatments for orthopaedic conditions, including the rapid commercialisation of a unique adult stem cell technology aimed at the regeneration and repair of bone and cartilage. Our focus is to progress through clinical trials and international regulatory processes necessary to commercialise the technology in as short a timeframe as possible. Mesoblast has the worldwide exclusive rights for a series of patents and technologies that have been developed over more than 10 years and which relate to the identification, extraction and culture of adult Mesenchymal Precursor Cells (MPCs).The company has also acquired a substantial interest in Angioblast Systems Inc, an American company developing the platform MPC technology for the treatment of cardiovascular diseases, including repair and regeneration of blood vessels and heart muscle. Mesoblast and Angioblast are jointly funding and progressing the core technology. Mesoblast's strategy is to maximise shareholder value through both corporate partnerships and the rapid and successful completion of clinical milestones.

For further information, please contact:

Julie Meldrum
Corporate Communications Director
T: + 61 (03) 9639 6036 M: +61 (0) 419 228 128
E: julie.meldrum@mesoblast.com

Rule 4.7B

Appendix 4C

Quarterly report for entities admitted on the basis of commitments

Introduced 31/3/2000. Amended 30/9/2001, 24/10/2005.

Name of entity

Mesoblast Limited

ABN	Quarter ended ("current quarter")
68 109 431 870	30 September 2007

Consolidated statement of cash flows

	Cash flows related to operating activities	Current quarter SA'000	Year to date (3 months) SA'000
1.1	Receipts from customers: • Government commercial ready grant	124	124
1.2	Payments for (a) staff costs (b) advertising and marketing (c) research and development (d) leased assets (e) other working capital	(refer 1.7 below)	(refer 1.7 below)
1.3	Dividends received		
1.4	Interest and other items of a similar nature received	174	174
1.5	Interest and other costs of finance paid		
1.6	Income taxes paid		
1.7	Other : • commercialisation costs (includes R&D and support costs) • general administration	(1,416) (692)	(1,416) (692)
	Net operating cash flows	(1,810)	(1,810)

+ See chapter 19 for defined terms.

		Current quarter $A'000	Year to date (3 months) $A'000
1.8	Net operating cash flows (carried forward)	(1,810)	(1,810)
	Cash flows related to investing activities		
1.9	Payment for acquisition of:		
	(a) businesses (item 5)		
	(b) equity investments	(860)	(860)
	(c) intellectual property	(25)	(25)
	(d) physical non-current assets	(63)	(63)
	(e) other non-current assets		
1.10	Proceeds from disposal of:		
	(a) businesses (item 5)		
	(b) equity investments		
	(c) intellectual property		
	(d) physical non-current assets		
	(e) other non-current assets		
1.11	Loans to other entities	(156)	(156)
1.12	Loans repaid by other entities		
1.13	Other (provide details if material)		
	Net investing cash flows	**(1,104)**	**(1,104)**
1.14	**Total operating and investing cash flows**	**(2,914)**	**(2,914)**
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options, etc.		
1.16	Proceeds from sale of forfeited shares		
1.17	Proceeds from borrowings		
1.18	Repayment of borrowings		
1.19	Dividends paid		
1.20	Other (provide details if material)		
	Net financing cash flows	-	-
	Net increase (decrease) in cash held	**(2,914)**	**(2,914)**
1.21	Cash at beginning of quarter/year to date	12,055	12,055
1.22	Exchange rate adjustments to item 1.21	(3)	(3)
1.23	**Cash at end of quarter**	**9,138**	**9,138**

+ See chapter 19 for defined terms.

Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.24	Aggregate amount of payments to the parties included in item 1.2	(294)
1.25	Aggregate amount of loans to the parties included in item 1.11	(130)

1.26 Explanation necessary for an understanding of the transactions

Ref 1.24 = Payments made to directors are as follows:
$A'000
Donal O'Dwyer = 10
Byron McAllister = 10
Michael Spooner = 227
Silviu Itescu = 47

Ref.1.25 = R&D costs paid on behalf of Angioblast Systems, Inc. (Angioblast) a related party. Mesoblast holds a 35.2% investment in Angioblast.

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

N/A

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

N/A

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	-	-
3.2	Credit standby arrangements	-	-

+ See chapter 19 for defined terms.

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		**Current quarter $A'000**	**Year to date (3 months) $A'000**
4.1	Cash on hand and at bank	211	211
4.2	Deposits at call	2,392	2,392
4.3	Bank overdraft	-	-
4.4	Other (term deposits 30-90 days)	6,535	6,535
	Total: cash at end of quarter (item 1.23)	**9,138**	**9,138**

Acquisitions and disposals of business entities – N/A

		Acquisitions *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1	Name of entity		
5.2	Place of incorporation or registration		
5.3	Consideration for acquisition or disposal		
5.4	Total net assets		
5.5	Nature of business		

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2 This statement gives a true and fair view of the matters disclosed.

Sign here: .... Date: .....30 October 2007.......................
(Company secretary)

Print name: .....Kevin Hollingsworth..

+ See chapter 19 for defined terms.

Notes

1. The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2. The definitions in, and provisions of, *AASB 1026: Statement of Cash Flows* apply to this report except for the paragraphs of the Standard set out below.

   - 6.2 - reconciliation of cash flows arising from operating activities to operating profit or loss
   - 9.2 - itemised disclosure relating to acquisitions
   - 9.4 - itemised disclosure relating to disposals
   - 12.1(a) - policy for classification of cash items
   - 12.3 - disclosure of restrictions on use of cash
   - 13.1 - comparative information

3. **Accounting Standards.** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

Item 1.9(b) – equity investment – A$860,000 YTD

The equity investment relates to the following:

(a) On 23 November 2006 the shareholders at an Extraordinary General Meeting considered and passed the following resolution – "that pursuant to ASX Listing Rule 10.1, Chapter 2E of the Corporations Act 2001 (Cth) and for all other purposes approval is granted for the Company to invest up to Aus$8.5 million in additional funds to subscribe for up to 425,000 further preference shares (designated "Series B Preferred") in Angioblast Systems Inc."

The $860k payment in this quarter is made up of one payment of $500k as reimbursement of the agreed phase 2 clinical trial expenses, and a quarterly payment of $360k, as per the Series B Preferred agreement. A total of $1,881k was paid in the last financial year under the same agreement. Therefore the total amount paid under this agreement is $2,741k.

+ See chapter 19 for defined terms.

mesoblast
the adult stem cell company

asx announcement

THE OPPORTUNITIES THAT LIE BEFORE US
Address by Mr Michael Spooner
Chairman, Mesoblast Limited

Ladies and Gentlemen,

I'm delighted to welcome you to the third Annual General Meeting of Mesoblast Limited and to declare this meeting open.

The past 12 months have seen Mesoblast and its United States sister company, Angioblast Systems Inc, very much focused on obtaining our key milestone - clinical trial approval in the US and to commence rigorous clinical trial programs of our unique adult stem cell technology.

In addition to these important developments, we have progressed our cartilage programs and are well positioned to seek to undertake additional clinical trial programs in due course.

The markets for these indications are extremely large and are rapidly growing. Furthermore, major international pharmaceutical corporations as well as medical device companies, the medical community and health insurance providers are well versed in the potential benefits that regenerative medicines may deliver.

The door is open and our opportunity is clear - to rapidly deliver these products into market. Our challenge is to remain focused and to insure that you, our shareholders, are well informed of our progress.

Throughout the short history of this company your Board of Directors and management have set very high standards, clearly identifying our goals and in delivering key milestones on, or well ahead, of schedule.

Your company intends to uphold these standards.

<u>Highlights for the Year in Review</u>

At the last Annual General Meeting we announced that Mesoblast had submitted its first application in the US to conduct a Phase II Clinical Trial for spinal fusion. The timing for the submission was several months in advance of our original planning.

We have now obtained permission to commence this Clinical Trial from the US Food and Drug Administration and have begun patient recruitment. This is a key milestone for the Company and will contribute significantly toward gaining approval to sell our product in the world's largest market. It is a testament to how rapidly your company can deliver.

Level 39, 55 Collins Street Melbourne Victoria 3000 AUSTRALIA t +61 3 9639 6036 f +61 3 9639 6030 www.mesoblast.com ABN 68 109 431 870 ACN 109 431 870

asx announcement

Significantly, this Trial represents the first time that our technology has been used to harvest cells from a completely unrelated donor, and then expanded or grown in a laboratory to create potentially hundreds of doses to treat many patients for various diseases. These cells are frozen and are made available to patients enrolled in our clinical trials at the time and place of need. Similar to pharmaceuticals, we are focused on delivering low cost, high margin products.

Mesoblast's Chief Scientific Adviser, Professor Silviu Itescu, will shortly lead you through some of the detail associated with the progress that has been made with this important project. However, I do believe that it is important to stress the significant amount of work that has been undertaken including the selection of the first recruiting hospital, obtaining hospital ethics (IRB) approval for the Trial, training hospital staff and the many, many time consuming, very complex and demanding associated tasks. This is a major undertaking for any company, let alone a company that, at the time, had only been in existence for two years, so I certainly highly commend all those that have worked so incredibly hard to achieve this progress.

During the year under review, Mesoblast made significant progress in our cartilage programs. These programs are preclinical in nature (that is large animal studies) and are primarily focused upon osteoarthritis. As set out in announcements to the Australian Stock Exchange during the year, we have undertaken a number of studies with a view to collecting data that will be essential to an application to commence a patient or clinical trial as soon as is possible.

These and our other bone and cartilage programs dramatically extend our product range and business opportunities. Most importantly however, these developments show that our adult stem cell technology platform has real and broad application across many different applications and markets for the regeneration of tissue types.

<u>Intellectual Property</u>
Intellectual Property is the life blood of Mesoblast and Angioblast. The Company continues to pay significant attention to all aspects of our technology and patents that protect our future. Key to our intellectual property philosophy is to build a series of barriers around our key inventions to prevent attack from competitors, whilst creating substantial value through the identification of new applications.

<u>Angioblast Systems Inc</u>
As you may recall, at the last AGM we obtained shareholder approval to extend our investment into Angioblast by a further $8.5 million, bringing our total investment to approximately $17.5 million and our shareholding to approximately 39.2% on a fully diluted basis.

asx announcement

Angioblast and Mesoblast share a platform adult stem cell technology. Where Mesoblast has accomplished many tasks in the orthopaedic field, Angioblast has made similar accomplishments principally for cardiovascular applications.

It is clear that the Mesoblast Board will continue to exercise sound financial controls and corporate governance n dealing with Angioblast. In due course your Board believes that our investment in Angioblast should return significant capital appreciation to our shareholders. This return should be accomplished either by way of a US public listing of the company or through a private transaction.

In any event, Mesoblast's relationship with Angioblast is based first and foremost upon rapid value creation and in the effective sharing of resources.

Financial Position

Our financial results for the year to 30 June 2007 were as follows:

The net loss for the period to 30 June 2007 was $8.728 million as compared with a loss in 2006 of $8.3 million. The net result is very much in line with budget estimates and reflects the significant progress made by the Company.

Whilst overall costs have reduced during the year from $11.12 million in 2006 to $10.4 million in 2007, income also fell from $2.822 million in 2006 to $1.68 million in 2007. In summary, Income and Expense items compared year to year are as follows:

Income:

Total income for the year to 30 June 2007 was approximately $1.679 million as compared with approximately $2.822 million for the corresponding period to 30 June 2006. Significant differences between the two periods included a reduction in income from Government grants ($1.855 million in 2006 as compared with $719,000 in 2007 representing the final components of a $2.7 million total Federal Government Commercial Ready Grant for osteoarthritis) and Research and Development tax Offset ($345,000 in 2006 whilst in 2007 we received zero due to a threshold reached by the Company). Conversely, interest income nearly doubled in 2007 due to higher interest rates and larger average deposits held by the Company (2007: $940,000 compared to $557,000 in 2006).

Expenses:

Total expenses incurred by the Company were $10.407 million in 2007 as compared with $11.12 million in 2006. The principal difference between the two periods relate to a reduction of approximately $650,000 in Research and Development costs that went from $5.358 million in 2006 to $4.585 million in 2007. These savings were primarily attributable to manufacturing and other set up costs that were incurred in 2006.

asx announcement

Management and Administration costs rose from $2.177 million in 2006 to $2.551 million in 2007. These costs are tightly controlled by management and any increase is reflective of the increasingly complex nature of the Company.

Non-cash based share of losses in Angioblast reduced from $1.9 million in 2006 to $1.71 million in 2007 and is generally a reflection of a lower spend for set up costs, as was reflected in Mesoblast costs.

Cash on hand at 30 June 2007 was $2.055 million (2006: $7.85 million) whilst cash at 30 September 2007 was $9.138 million and was line with your Directors' forecasts.

The Board believes that the Company is adequately funded to commence Phase II Clinical Trials for Spinal Fusion in the US and to further progress new indications for our adult stem cell technology. On an ongoing basis the Company and your Board, in line with normal operations, will look toward capital raising events to continue to fund the general and administration costs of the Company for the approaching calendar year. Your Board will also look toward non-dilutive sources of funding through partnership arrangements and Government grants.

Partnerships

Mesoblast, as well as Angioblast, continue to work closely with a number of large multinational organisations in progressing our technology through preclinical and clinical trials.

Importantly, we see these partnerships as providing a solid working foundation that is potentially mutually beneficial, and at the same time providing a platform for longer term commercial relationships. Clearly, we will continue to build on these relationships both in terms of numbers and applications.

Staffing and Contractors

Mesoblast has to date, restricted its recurring overheads and staffing commitments by proactively using best of breed contractors. Our key staff and core skills have delivered outstanding outcomes.

As we take the next and increasingly more complex steps toward commercialising our platform stem cell technology, there will be a growing requirement to increase our own staff numbers and internal core skills. In doing so, we will seek to minimise our risks whilst remaining steadfast in our desire to deliver tasks on or ahead of schedule.

Your Board is committed to maintaining solid cost controls. In particular, we continually seek to ensure that we can match our forward cost commitments with our ability to meet those costs through effective capital management. In other words, we will continue to review our cash position and seek to raise funding at appropriate times and use methods that will preferentially minimise impact on shareholders.

Level 39, 55 Collins Street Melbourne Victoria 3000 AUSTRALIA t +61 3 9639 6036 f +61 3 9639 6030 www.mesoblast.com ABN 68 109 431 870 ACN 109 431 870

asx announcement

<u>The Year Ahead</u>

2008 will see a number of important developments for Mesoblast. Our goals and focus however will remain unchanged in that we will seek to substantially complete a number of clinical and preclinical studies, particularly associated with the massive spinal fusion and osteoarthritis markets.

As Mesoblast continues to build its own future, so too will Angioblast. It is in this respect that Angioblast will increasingly seek new means of funding its own goals. Sources for these funds will necessarily be through transactions with third parties or through an Initial Public Offering on a US exchange. In this transition, Mesoblast will seek to ensure at all times that its investment in Angioblast is protected and that shareholder returns are maximised.

<u>The Appointment of a New Non Executive Chairman</u>

As you may be aware, I resigned as an Executive of the Company, effective 8 August 2007. Due to family and business reasons, I indicated that I would further step as Chairman to become an active Non-Executive Director.

I am delighted to announce that a comprehensive search to identify a suitable new Non-Executive Chairman has led to the appointment of Mr Brian Jamieson, effective from 22 November 2007. Unfortunately, he is unable to be with us today due to previous commitments.

Mr Jamieson has accepted this appointment. He has extensive finance experience, strong leadership skills and corporate experience across a range of industries including the life sciences, resources, banking, finance, gaming, management and manufacturing sectors. He is Non Executive Director of Oxiana Limited, Sigma Company Limited and Tattersalls. Mr Jamieson is a member of the Australian Institute of Company Directors and a Fellow of the Institute of Chartered Accountants in Australia.

<u>Conclusion</u>

It is on this note that I would like to thank you, our shareholders, for your support, our staff members who have worked so hard and to my fellow Board members for their active participation in Mesoblast. I would also like to acknowledge our appreciation of the patients who have willingly participated in our groundbreaking trials as well as the highly talented and dedicated physicians and medical support teams that have supported our unique technology. The past three years have been very rewarding and we are confident that Mesoblast will record another outstanding year on our way to building a thriving global business.

Melbourne Australia — 21 November 2007

mesoblast
the adult stem cell company

asx announcement

MESOBLAST APPOINTS NEW NON EXECUTIVE CHAIRMAN

Melbourne, Australia; 21 November 2007: Australia's adult stem cell company, Mesoblast Limited (ASX:MSB;USOTC:MBLTY), today announced the appointment of Mr Brian Jamieson as Non-Executive Chairman, effective from 22 November 2007.

Mr Jamieson brings to the Board extensive corporate finance expertise, strong leadership skills, and broad experience across a range of industries including life sciences, resources, mining and resources, gaming, and banking and finance sectors.

The Board is delighted with Mr Jamieson's appointment, and believes that he will be a great asset to the company as it progresses to a mature stage of commercial enterprise.

Mr Jamieson has most recently been Chief Executive Officer at the law firm Minter Ellison in Melbourne. Previously, he was Chief Executive Officer at the accounting firm KPMG Australia, and board member of KPMG's Asia Pacific as well as its USA Management Committee.

Mr Jamieson is currently a Non Executive Director of Oxiana Limited, Sigma Pharmaceuticals Limited, Tattersalls Limited, and Halifax/Bank of Scotland Australia Limited. He is also a Director of the Bionic Ear Institute and Care Australia. He is a Fellow of the Institute of Chartered Accountants in Australia and is a member of The Australian Institute of Company Directors.

"I am delighted to join a cutting edge biotechnology company which has the prospect of delivering superior health care outcomes to a wide sector of the global community," Mr Jamieson said. "The biotechnology and resource sectors have much in common in terms of potential to generate long-term Australian shareholder wealth."

Mr Jamieson succeeds Mr Michael Spooner who, as indicated in August, has stepped down as Chairman to continue as a Non Executive Director of Mesoblast.

Mesoblast's Founder, Professor Silviu Itescu, said: "Michael Spooner has made a tremendous contribution to the growth of Mesoblast, providing strong leadership of the Company since its listing nearly three years ago. We appreciate his hard work, energy and dedication, and his strategic insights and international experience will continue to be assets at the Board level.

"We are very pleased to have Mr Jamieson join the Mesoblast leadership in the company's next and most exciting phase of commercial growth," Professor Itescu added.

mesoblast
the adult stem cell company

asx announcement

About Mesoblast:

Mesoblast Limited (ASX:MSB;USOTC:MBLTY) is an Australian biotechnology company committed to the development of novel treatments for orthopaedic conditions, including the rapid commercialisation of a unique adult stem cell technology aimed at the regeneration and repair of bone and cartilage. Our focus is to progress through clinical trials and international regulatory processes necessary to commercialise the technology in as short a timeframe as possible. Mesoblast Limited has the worldwide exclusive rights for a series of patents and technologies that have been developed over more than 10 years and which relate to the identification, extraction and culture of adult Mesenchymal Precursor Cells (MPCs).The company has also acquired a substantial interest in Angioblast Systems Inc, an American company developing the platform MPC technology for the treatment of cardiovascular diseases, including repair and regeneration of blood vessels and heart muscle. Mesoblast and Angioblast are jointly funding and progressing the core technology. Mesoblast's strategy is to maximise shareholder value through both corporate partnerships and the rapid and successful completion of clinical milestones.

For further information, please contact:

Julie Meldrum
Corporate Communications Director
Mesoblast Limited
T: + 61 (03) 9639 6036
M: +61 (0) 419 228 128
E: julie.meldrum@mesoblast.com
w: www.mesoblast.com

mesoblast
the adult stem cell company

asx announcement

21 November 2007

Manager Companies
Company Announcements Office
Australian Stock Exchange Limited
Level 4, Stock Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir

Results of Annual General meeting
Mesoblast Ltd

In accordance with Listing Rule 3.13.2 and section 251AA of the Corporations Act, we advise details of the resolutions and the proxies received in respect of each resolution are set out in the attached proxy summary

In relation to Resolution No 5 which was for the approval of the Executive Share Option Plan, the company having taken on board shareholder feedback withdrew this resolution prior to the meeting.

Yours faithfully

Kevin Hollingsworth
Company Secretary

Level 39, 55 Collins Street Melbourne Victoria 3000 AUSTRALIA t +61 3 9639 6036 f +61 3 9639 6030 www.mesoblast.com ABN 68 109 431 870 ACN 109 431 870

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MESOBLAST LIMITED

RESULT OF GENERAL MEETING (ASX REPORT)

MSB AGM NOVEMBER 2007
Wednesday, 21 November, 2007

As required by section 251AA(2) of the Corporations Act 2001 (Commonwealth) the following statistics are provided in respect of each resolution on the agenda.

	Resolution	Manner in which the security holder directed the proxy vote (as at proxy close):				Manner in which votes were cast in person or by proxy on a poll (where applicable)		
		Votes ***For***	Votes ***Against***	Votes ***Discretionary***	Votes ***Abstain***	***For***	***Against***	***Abstain *****
2	ADOPTION OF REMUNERATION REPORT (VOTE IS ADVISORY ONLY)	49,479,020	10,316,317	994,083	212,117	Passed on a show of hands	Passed on a show of hands	Passed on a show of hands
3	RE - ELECTION OF DONAL O'DWYER	59,614,280	5,800	991,083	390,374	Passed on a show of hands	Passed on a show of hands	Passed on a show of hands
4	RE- ELECTION OF BYRON MCALLISTER	59,885,230	8,800	991,083	116,424	Passed on a show of hands	Passed on a show of hands	Passed on a show of hands
5	APPROVAL OF EXECUTIVE SHARE OPTION PLAN RESLOLUTION WITHDRAWN PRIOR TO MEETING							
6	APPOINTMENT OF PRICEWATERHOUSECOOPERS AS AUDITORS	59,825,635	4,651	995,083	176,168	Passed on a show of hands	Passed on a show of hands	Passed on a show of hands

** - Note that votes relating to a person who abstains on an item are not counted in determining whether or not the required majority of votes were cast for or against that item

mesoblast
the adult stem cell company

asx announcement

22 November 2007

Manager Companies
Company Announcements Office
Australian Stock Exchange Limited
Level 4, Stock Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir

Chairman's address to the Shareholders at the AGM
Mesoblast Ltd

The Company would like to correct a typographical error in the Chairman's address to the shareholders which was announced to the market yesterday prior to holding the AGM.

The cash on hand figure as at 30 June 2007 was stated as being $2.055 million whereas the correct figure was **$12.055 million**.

Yours faithfully

Kevin Hollingsworth
Company Secretary

END

Level 39, 55 Collins Street Melbourne Victoria 3000 AUSTRALIA t +61 3 9639 6036 f +61 3 9639 6030 www.mesoblast.com ABN 68 109 431 870 ACN 109 431 870